2Q23

Itaú Unibanco Holding S.A.

_Management discussion & analysis



Second Quarter of 2023

Contents

Itaú

2Q23

_Management discussion & analysis



Second quarter of 2023

Itaú Unibanco Holding S.A.

(This page was intentionally left blank)

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	2Q23	1Q23	2Q22	1H23	1H22
Results	Recurring Managerial Result	8,742	8,435	7,679	17,177	15,039
	Operating Revenues (1)	38,827	37,450	35,249	76,277	68,284
	Managerial Financial Margin (2)	25,997	24,692	22,638	50,689	43,685
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	20.9%	20.7%	20.8%	20.8%	20.5%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	21.5%	21.1%	21.6%	21.3%	21.2%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.4%	1.3%	1.4%	1.4%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Total	3.0%	2.9%	2.7%	3.0%	2.7%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.4%	3.0%	3.5%	3.0%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.4%	1.7%	1.3%	1.7%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	212%	212%	218%	212%	218%
	Efficiency Ratio (ER) (6)	39.6%	39.8%	40.8%	39.7%	41.2%
Shares	Recurring Managerial Result per Share (R$) (7)	0.89	0.86	0.78		
	Net Income per Share (R$) (7)	0.87	0.84	0.76		
	Number of Total Shares at the end of the period - in million (8)	9,800	9,800	9,801		
	Book Value per Share (R$)	17.27	16.83	15.37		
	Dividends and Interest on Own Capital net of Taxes (9)	2,660	2,623	1,774		
	Market Capitalization (10)	279,494	243,520	222,578		
	Market Capitalization (10) (US$ million)	57,996	47,933	42,493		
Balance Sheet	Total Assets	2,585,768	2,547,033	2,294,476		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,151,617	1,152,970	1,084,142		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	1,308,923	1,300,690	1,178,817		
	Loan Portfolio/Funding (11)	68.5%	70.2%	72.9%		
	Stockholders' Equity	169,199	164,932	150,639		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15.1%	15.0%	14.1%		
	Tier I Capital - BIS III	13.6%	13.5%	12.6%		
	Common Equity Tier I - BIS III	12.2%	12.0%	11.1%		
	Liquidity Coverage Ratio (LCR)	179.7%	162.1%	145.7%		
	Net Stable Funding Ratio (NSFR)	127.9%	128.9%	119.7%		
Other	Portfolio Managed and Investment Funds	1,681,772	1,613,698	1,530,744		
	Total Number of Employees	99,864	101,415	99,913		
	Brazil	88,078	89,497	87,703		
	Abroad	11,786	11,918	12,210		
	Branches and CSBs - Client Service Branches	4,081	4,173	4,192		
	ATM - Automated Teller Machines (12)	42,400	43,184	43,747		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2023

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	39,729	(636)	1,022	(1,288)	38,827
Managerial Financial Margin	24,632	(435)	1,022	777	25,997
Financial Margin with Clients	24,585	(435)	-	777	24,927
Financial Margin with the Market	47	-	1,022	-	1,070
Commissions and Fees	11,765	-	-	(1,402)	10,363
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,715	(22)	-	773	2,467
Other Operating Income	1,481	(379)	-	(1,102)	-
Equity in Earnings of Affiliates and Other Investments	223	-	-	(223)	-
Non-operating Income	(87)	199	-	(112)	-
Cost of Credit	(8,368)	(162)	-	(911)	(9,441)
Provision for Loan Losses	(9,703)	297	-	(203)	(9,609)
Impairment	-	-	-	(5)	(5)
Discounts Granted	-	-	-	(820)	(820)
Recovery of Loans Written Off as Losses	1,335	(459)	-	117	993
Retained Claims	(383)	-	-	-	(383)
Other Operating Expenses	(20,378)	1,079	23	2,577	(16,699)
Non-interest Expenses	(17,931)	1,053	-	2,606	(14,272)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,441)	26	23	(29)	(2,421)
Insurance Selling Expenses	(5)	-	-	-	(5)
Income before Tax and Profit Sharing	10,600	280	1,046	378	12,304
Income Tax and Social Contribution	(1,820)	(65)	(1,046)	(458)	(3,388)
Profit Sharing Management Members - Statutory	(80)	-	-	80	-
Minority Interests	(223)	49	-	-	(174)
Net Income	8,478	265	-	-	8,742

Extraordinary Items Net of Tax Effects

in R$ million	2Q23	1Q23	2Q22	1H23	1H22
Net Income	**8,478**	**8,179**	**7,436**	**16,657**	**14,179**
(-) Extraordinary Items	**(265)**	**(256)**	**(243)**	**(520)**	**(860)**
Goodwill amortization	(159)	(145)	(126)	(304)	(259)
Income of a installment of the debt of the State of Paraná	315	-	-	315	-
Judicial settlement in pension fund	(125)	-	-	(125)	-
Result on the partial sale of XP Inc. shares	(122)	-	(123)	(122)	(123)
Voluntary severance program	-	-	-	-	(757)
Liability adequacy test	12	-	39	12	39
Banestado debt provision	(129)	-	-	(129)	-
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	-	-	-	239
Other	(58)	(111)	(33)	(169)	2
Recurring managerial result	**8,742**	**8,435**	**7,679**	**17,177**	**15,039**

2nd quarter of 2023 Income Statement

In R$ million	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Operating Revenues	38,827	37,450	3.7%	35,249	10.1%	76,277	68,284	11.7%
Managerial Financial Margin	25,997	24,692	5.3%	22,638	14.8%	50,689	43,685	16.0%
Financial Margin with Clients	24,927	24,048	3.7%	21,988	13.4%	48,975	42,028	16.5%
Financial Margin with the Market	1,070	645	65.9%	650	64.6%	1,715	1,657	3.5%
Commissions and Fees	10,363	10,347	0.2%	10,499	-1.3%	20,709	20,270	2.2%
Revenues from Insurance [1]	2,467	2,411	2.3%	2,112	16.8%	4,878	4,329	12.7%
Cost of Credit	(9,441)	(9,088)	3.9%	(7,535)	25.3%	(18,529)	(14,503)	27.8%
Provision for Loan Losses	(9,609)	(9,009)	6.7%	(7,814)	23.0%	(18,618)	(14,812)	25.7%
Impairment	(5)	(29)	-81.2%	202	-102.6%	(34)	175	-119.4%
Discounts Granted	(820)	(868)	-5.5%	(639)	28.2%	(1,687)	(1,195)	41.2%
Recovery of Loans Written Off as Losses	993	817	21.5%	717	38.6%	1,810	1,329	36.2%
Retained Claims	(383)	(385)	-0.6%	(337)	13.6%	(768)	(726)	5.8%
Other Operating Expenses	(16,699)	(16,165)	3.3%	(15,566)	7.3%	(32,864)	(30,355)	8.3%
Non-interest Expenses	(14,272)	(13,789)	3.5%	(13,310)	7.2%	(28,061)	(26,113)	7.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,421)	(2,372)	2.1%	(2,251)	7.6%	(4,793)	(4,232)	13.3%
Insurance Selling Expenses	(5)	(5)	2.7%	(5)	-1.4%	(10)	(10)	1.4%
Income before Tax and Minority Interests	12,304	11,812	4.2%	11,812	4.2%	24,116	22,701	6.2%
Income Tax and Social Contribution	(3,388)	(3,169)	6.9%	(3,810)	-11.1%	(6,557)	(6,989)	-6.2%
Minority Interests in Subsidiaries	(174)	(208)	-16.4%	(323)	-46.3%	(381)	(673)	-43.3%
Recurring Managerial Result	8,742	8,435	3.6%	7,679	13.9%	17,177	15,039	14.2%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	2Q23	1Q23	Δ	2Q22	Δ
Individuals	405.4	402.8	0.6%	372.4	8.9%
Credit Card Loans	128.4	130.4	-1.5%	126.3	1.6%
Personal Loans	58.2	56.1	3.8%	48.2	20.8%
Payroll Loans [1]	74.9	74.9	0.0%	70.6	6.2%
Vehicle Loans	32.4	32.1	1.2%	32.0	1.5%
Mortgage Loans	111.5	109.4	1.9%	95.3	17.0%
Very Small, Small and Middle Market Loans [2]	170.0	170.3	-0.2%	162.8	4.4%
Individuals + Very Small, Small and Middle Market Loans	575.5	573.1	0.4%	535.2	7.5%
Corporate Loans	359.6	350.9	2.5%	341.0	5.4%
Credit Operations	199.0	200.8	-0.9%	204.2	-2.5%
Corporate Securities [3]	160.5	150.1	6.9%	136.8	17.4%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	935.0	924.0	1.2%	876.2	6.7%
Latin America	216.6	228.9	-5.4%	207.9	4.2%
Argentina	9.1	9.6	-5.8%	10.1	-10.4%
Chile	145.6	157.2	-7.4%	132.7	9.7%
Colombia	27.1	26.4	2.6%	31.2	-13.2%
Paraguay	11.1	12.2	-9.3%	12.4	-10.5%
Panama	1.4	1.6	-12.9%	1.9	-25.1%
Uruguay	22.3	21.9	2.2%	19.6	14.2%
Total with Financial Guarantees Provided and Corporate Securities	1,151.6	1,153.0	-0.1%	1,084.1	6.2%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	1,151.6	1,137.1	1.3%	1,076.2	7.0%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

Itaú

Performance analysis for the second quarter of 2023

Management commentary

The recurring managerial result reached R$8.7 billion in the second quarter of 2023, a 3.6% increase from the previous quarter. The recurring managerial return on equity was 20.9% on a consolidated basis and 21.5% in operations in Brazil.

The loan portfolio fell by 0.1% on a consolidated basis, excluding the effect of foreign exchange rate variation, we would have a 1.3% increase. In Brazil, the loan portfolio was up 1.2% and growth was moderate for individuals, whilst more significant for the corporate segment due to our strategic risk management. The loan portfolio for individuals in Brazil was up 0.6% in the quarter. The highlight in the period was the increase in mortgage loans, up 1.9%, and 95% of the origination in the quarter occurred in the Uniclass and Personnalité segments. Personal loans were up 3.8%, with growth of all products. It is worth mentioning that portfolios with better spreads, such as overdrafts and installment payment plans, also evolved positively.

The increase in average portfolios had a positive impact on the margin with clients, as did the greater number of calendar days in the period, higher gains from structured operations in the wholesale business segment and the liabilities' margin. Therefore, the margin with clients was up 3.7%, closing the quarter at R$24.9 billion. Credit quality remains at a satisfactory level, with nonperforming loans over 90 days overdue (NPL 90) up 0.1 p.p., closing at 3.0% in the second quarter, with the highlight of the stability of the individuals ratio in Brazil that remained at 4.9%. We highlight as well the stability of nonperforming loans 15 - 90 days overdue (NPL 15-90), which remained at 2.5%. Cost of credit reached R$9.4 billion, up 3.9% in the quarter. The increase in provision for loan losses in the wholesale business in Brazil was partially offset by higher income from recovery of loans written off as losses in the quarter. Commissions and fees and result from insurance operations increased by 0.6%. Highlights were the acquiring revenue, due to the higher volume of transactions and higher take rate, and the revenue from investment banking services, due to the increased trading in capital markets.

As expected, given the seasonality of the first quarter, non-interest expenses increased by 3.5% from the previous quarter. In this quarter, 106 branches and client site branches (CSBs) in Brazil were closed. This reduction in brick-and-mortar branches was driven by our optimizing the branch network, based on our clients' behavior and needs and taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy. With this dynamic of the result for the quarter, the consolidated efficiency ratio was 39.6% on a consolidated basis and 37.7% in Brazil, following the downward trend.

The recurring managerial result was up 14.2% and the recurring managerial return on equity was up by 0.3 p.p. compared to the first half of 2022, reaching 20.8%. The positive effect of the increase in loan portfolios, alongside the gradual change in the mix of loans with higher spreads, resulted in a 16.5% increase in financial margin with clients. Additionally, we had the repricing of our working capital and a higher liabilities' margin, due to the rise in interest rate. On the other hand, our cost of credit increased due to a higher loan portfolio in the retail business segment, in addition to larger discounts granted. Commissions and fees and result from insurance operations rose by 4.0% year-on-year. This increase was the result of higher revenue from card activities, both issuer and acquirer, in addition to a better result from insurance operations. Non-interest expenses were up 7.5%, whereas the efficiency ratio decreased by 1.6 p.p.

main figures

recurring managerial result

R$8.7 bn 2Q23 — **+3.6%** 2Q23 x 1Q23

credit portfolio

R$1,151.6 bn 2Q23 — **-0.1%** 2Q23 x 1Q23

financial margin with clients

R$24.9 bn 2Q23 — **+3.7%** 2Q23 x 1Q23

financial margin with the market

R$1.1 bn 2Q23 — **+65.9%** 2Q23 x 1Q23

cost of credit

R$9.4 bn 2Q23 — **+3.9%** 2Q23 x 1Q23

fees and insurance

R$12.4 bn 2Q23 — **+0.6%** 2Q23 x 1Q23

non-interest expenses

R$14.3 bn 2Q23 — **+3.5%** 2Q23 x 1Q23



20.8%
21.0%
19.3%
20.7%
20.9%
7,679
8,079
7,668
8,435
8,742
2Q22
3Q22
4Q22
1Q23
2Q23
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

recurring managerial return on average equity

20.9% — **+0.2 p.p.** 2Q23 x 1Q23

2023 Forecast

	Consolidated		
	previous	reviewed	
total credit portfolio[1]	growth between 6.0% and 9.0%	maintained	
financial margin with clients	growth between 13.5% and 16.5%	maintained	
financial margin with the market	between R$2.0 bn and R$4.0 bn	maintained	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	maintained	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	growth between 5.0% and 7.0%	
non-interest expenses	growth between 5.0% and 9.0%	maintained	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	between 27.0% and 29.0%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Income Statement and Balance Sheet Analysis

Itaú

Managerial **Financial Margin**

Highlights

- Financial margin with clients were up 3.7% in the quarter. This increase was due to: (i) higher average volume of loans, (ii) a higher liabilities' margin, (iii) greater number of calendar days in the period, and (iv) higher result from structured operations in the Wholesale business segment. Financial margin with clients was up 16.5% on a year-on-year basis. This increase was due to the higher credit volume and a higher liabilities' margin, in addition to the positive impact of the repricing of working capital, which outpaced lower credit spreads.
- The financial margin with the market was up 65.9% mainly due to higher gains from the management of assets and liabilities in Brazil, in addition to the higher remuneration of investments abroad.

In R$ million	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Financial Margin with Clients	24,927	24,048	3.7%	21,988	13.4%	48,975	42,028	16.5%
Financial Margin with the Market	1,070	645	65.9%	650	64.6%	1,715	1,657	3.5%
Total	25,997	24,692	5.3%	22,638	14.8%	50,689	43,685	16.0%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions


3.7%
24.0
-2.8
21.3
-0.2
0.3
0.2
0.2
0.2
22.1
2.9
24.9
1
2
3
4
1
1Q23
working capital (1) and others 1Q23
spread-sensitive operations 1Q23
product mix
average volume
spreads and liabilities margin
greater number of calendar days
Latin America and others (2)
spread-sensitive operations 2Q23
working capital (1) and others 2Q23
2Q23

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale segment.

1 **Working capital and other (+ R$0.1 billion):** positive effect of the higher average fixed rate on the remuneration of our own working capital.

2 **Product mix (- R$0.2 billion):** reduction due to the lower balance in products with higher spreads, such as financed credit cards and working capital.

3 **Average asset portfolio (+ R$0.3 billion):** continuous growth in loan portfolios for both individuals and companies.

4 **Spreads and liabilities' margin (+ R$0.2 billion):** mainly due to the positive impact of the volume of deposits on liabilities' margin.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	2Q23 Average Balance (1)	2Q23 Financial Margin	2Q23 Average Rate (p.a.)	1Q23 Average Balance (1)	1Q23 Financial Margin	1Q23 Average Rate (p.a.)
Financial Margin with Clients	1,170,356	24,927	8.8%	1,158,025	24,048	8.7%
Spread-Sensitive Operations	1,046,140	22,051	8.7%	1,035,357	21,266	8.6%
Working Capital and Other	124,215	2,877	9.6%	122,668	2,782	9.5%
Cost of Credit		(9,441)			(9,088)	
Risk-Adjusted Financial Margin with Clients	1,170,356	15,486	5.4%	1,158,025	14,960	5.3%

(1) Average daily balance.


Consolidated
7.7%
7.9%
8.4%
8.6%
8.7%
8.7%
8.8%
5.3%
5.1%
5.4%
5.6%
5.1%
5.3%
5.4%
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Brazil
8.8%
8.9%
9.2%
9.4%
9.4%
9.4%
9.6%
6.0%
5.4%
5.8%
6.0%
5.3%
5.6%
5.6%
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Financial margin with clients
Risk-adjusted financial margin with clients

Cost of Credit

Highlights

- The increase in the cost of credit in the quarter was mainly due to the higher provision for loan losses in the Wholesale business segment in Brazil, due to the normalization of the provision for loan losses flow of this segment.
- Compared to the first half of 2022, the increase in the cost of credit was mainly driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the higher origination in consumer credit and unsecured credit products and to the higher discounts granted in this segment. This increase was partially offset by the increase in recovery of loans written off as losses.

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Provision for Loan Losses	(9,609)	(9,009)	6.7%	(7,814)	23.0%	(18,618)	(14,812)	25.7%
Recovery of Loans Written Off as Losses	993	817	21.5%	717	38.6%	1,810	1,329	36.2%
Result from Loan Losses	**(8,616)**	**(8,192)**	**5.2%**	**(7,098)**	**21.4%**	**(16,808)**	**(13,482)**	**24.7%**
Impairment	(5)	(29)	-81.2%	202	-	(34)	175	-
Discounts Granted	(820)	(868)	-5.5%	(639)	28.2%	(1,687)	(1,195)	41.2%
Cost of Credit	**(9,441)**	**(9,088)**	**3.9%**	**(7,535)**	**25.3%**	**(18,529)**	**(14,503)**	**27.8%**
Cost of Credit / Total Risk (*) – Annualized (%)	**3.3**	**3.2**	**0.1 p.p.**	**2.8**	**0.4 p.p.**	**3.2**	**2.8**	**0.5 p.p.**

(*) Average loan portfolio balance, including financial guarantees provided and corporate securities.

The cost of credit increased by R$354 million from the previous quarter, due to the higher provision for loan losses in the Wholesale business segment in Brazil, driven by the normalization of the provision for loan losses flow of this segment.

Compared to the first half of 2022, the cost of credit increased by R$4,026 million. This increase was mainly in the Retail business segment in Brazil, with a R$2,455 million increase in provision for loan losses as a result of the higher rates of origination in consumer credit and unsecured credit products, and the R$477 million increase in discounts granted, due to the portfolio growth in this segment and to the higher volume of renegotiations. In addition, the provision for loan losses of the Wholesale business segment in Brazil was higher, due to the provisioning flow normalization of this segment, and the cost of credit increased in Latin America as well.

Provision for Loan Losses by Segment


R$ millions
3.7
3.8
4.4
4.0
4.2
7,814
593
7,430
-209
8,275
679
7,890
-293
9,907
855
1,014
8,038
9,009
805
194
8,011
9,609
757
592
8,260
2Q22
3Q22
4Q22
1Q23
2Q23
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, the provision for loan losses increased mainly in the Wholesale business segment in Brazil, driven by the provisioning flow normalization of this segment. In Latin America, the provision for loan losses decreased in the quarter.

Recovery of Loans Written off as Losses and Sale of Financial Assets

The recovery of loans written off as losses increased compared to the previous quarter mainly in the Retail business segment in Brazil. During the quarter, the sale of portfolios already written off as losses amounting to R$2.4 billion generated a positive impact of R$100 million on the recovery of loans and of R$55 million on the recurring managerial result.

In the second quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From this sale, R$185 million refers to active loans which were more than 90 days overdue, of which R$139 million would still be active at the end of June 2023 if not sold. Additionally, we sold R$99 million which refers to active portfolios non-overdue or with short delinquency from our Latin America operations. These sales of active portfolios had a negative impact of R$179 million on operating revenues, a positive impact of R$166 million on cost of credit and a negative impact of R$7 million on the recurring managerial result, with no material impact on credit quality indicators.

Allowance for Loan Losses and Financial Guarantees Provided


R$ millions
51,353
17,293
745
33,315
53,438
16,898
774
35,766
56,590
17,219
787
38,584
56,610
16,978
782
38,850
57,334
16,826
796
39,712
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of March 2023, allowance for loan losses and for financial guarantees provided were up by 1.3%, for both Retail and Wholesale business segments in Brazil.

Credit Quality

Highlights

- The nonperforming loan ratio for 90 days overdue (NPL 90) increased by 10 basis points from the previous quarter. This increase was due to the portfolio for very small, small and middle-market companies in Brazil. The stability in the individuals and corporate segments in Brazil is worth mentioning.
- The nonperforming loan ratio for 15 to 90 days overdue (NPL 15-90) remained stable in the quarter, mainly due to the decrease in the individuals segment and the stability in the ratio for very small, small and middle-market companies in Brazil. In Latin America, the ratio increased due to a higher NPL ratio for both individuals and companies in Chile.

Nonperforming Loans


R$ billions
23.6
20.4
24.9
22.3
26.7
24.0
26.7
23.8
27.1
24.5
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** an 1.3% increase in total nonperforming loan portfolios from the previous quarter. This increase was recorded in Brazil, mainly for individuals and very small, small and middle market companies.

NPL Ratio (%) | over 90 days


3.0
3.2
3.4
3.4
3.5 +0.02*
2.7
2.8
2.9
2.9
3.0 +0.01*
4.4
4.7
4.9
4.9
4.9 +0.03*
2.2
2.3
2.4
2.3
2.5 +0.01*
1.7
1.3
1.3
1.4
1.3
0.1
0.1
0.0
0.1
0.1
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

* Excluding the effect of loans sales, which would be active at the end of June 2023, in the amount of R$139 million from the individuals and very small, small and middle market companies credit portfolios.

Both the total NPL 90 ratio and the ratio for Brazil increased from the previous quarter. This increase resulted from the higher delinquency level of very small, small and middle-market companies, mainly in companies with lower revenue and in the middle market. NPL 90 for the corporate segment remained stable, as well as the ratio for the individuals segment in Brazil, which reflects the strategic risk management of the bank. In Latin America, the decrease in the NPL 90 ratio was due to lower delinquency rates of companies in Chile.

NPL Ratio (%) | 15 to 90 days


2.2
2.3
2.3
2.5
2.5
2.1
2.2
2.2
2.5
2.5
3.1
3.2
3.2
3.5
3.4
2.0
2.6
1.9
2.4
2.5
1.6
1.5
1.6
1.8
1.8
0.1
0.1
0.2
0.2
0.3
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Both the total NPL 15-90 days ratio and the ratio for Brazil remained stable from the previous quarter. In Brazil, this ratio was down in the individuals segment due to the typical seasonal increase in the first quarter, with household expenses piling up. This reduction was offset by the higher ratio in the corporate segment, with no concentration in a specific client or sector. In Latin America, the ratio increased due to a higher NPL for both individuals and companies in Chile.

Loan Portfolio by Risk Level

Brazil¹			Consolidated		
Total Allowance for Loan Losses (R$ million)					
44,196	49,071	50,308	51,353	56,610	57,334


Loan Portfolio by Risk Level
50.0%
48.9%
48.7%
49.5%
49.1%
49.4%
33.4%
33.3%
33.3%
30.6%
30.6%
30.3%
7.4%
7.6%
7.7%
9.6%
9.6%
9.4%
2.7%
2.7%
3.2%
4.1%
3.8%
4.1%
1.2%
1.3%
1.0%
1.4%
1.5%
1.2%
5.2%
6.2%
6.1%
4.8%
5.4%
5.4%
Jun-22
Mar-23
Jun-23
Jun-22
Mar-23
Jun-23
AA
A
B
C
D
E-H

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Coverage Ratio | 90 days


218%
215%
212%
212%
212%
100%
97%
98%
94%
95%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Total
Total (Expanded)
1125%
1371%
1857%
1667%
1403%


223%
217%
195%
273%
208%
188%
275%
205%
181%
260%
206%
182%
275%
205%
180%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Total - Brazil¹
Latin America ex-Brazil
Retail business - Brazil
Wholesale business - Brazil

[1] Includes units abroad ex-Latin America.

The total coverage ratio was stable in the quarter. The increase in the Latin America ratio was offset by the reduction in the ratio for the Wholesale business in Brazil, which reflects the provisioning flow normalization of this segment. In the Retail business segment in Brazil, the increase in allowance for loan losses was proportional to the increase in the NPL 90 portfolio, keeping the ratio practically stable.

Loan Portfolio Write-Off


R$ millions
5,948
0.7%
5,232
0.6%
6,201
0.7%
8,999
1.0%
8,652
1.0%
2Q22
3Q22
4Q22
1Q23
2Q23
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off decreased by 3.9% from the previous quarter in all segments. The ratio of written-off operations to the average loan portfolio balance remained stable in the quarter.

NPL Creation


R$ millions
8,018
7,261
7,131
6,971
8,343
7,577
9,140
7,905
9,185
8,625
581
176
-2
-158
616
150
1,069
167
367
193
2Q22
3Q22
4Q22
1Q23
2Q23
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.7%
1.6%
1.6%
1.6%
1.8%
1.0%
0.8%
0.9%
1.0%
1.0%
0.3%
0.1%
0.0%
-0.1%
0.3%
0.1%
0.5%
0.1%
0.2%
0.1%
2Q22
3Q22
4Q22
1Q23
2Q23
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

Note: The NPL Creation for 2Q23 was calculated with the inclusion of the active loan portfolio in the amount of R$185 million from the Retail Business in Brazil to unrelated companies.

The NPL Creation ratio in the credit portfolio remained stable from the previous period. The increase in the ratio for the Retail business segment in Brazil was mainly due to the rollover of shorter delays portfolios, which came from the seasonality of the individuals' credit portfolios, for longer delay bands, and was offset by the lower ratio for Latin America, as a result of lower delinquency by companies in Chile.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
31.4
34.3
3.0
1.5
8.6
8.8
1.7
10.8
33.1
36.0
2.9
1.5
9.5
8.5
2.3
11.2
34.8
37.3
2.5
1.0
10.9
8.9
2.8
11.2
36.3
39.8
3.5
1.0
11.6
9.3
3.3
11.1
37.4
40.9
3.6
1.5
12.4
9.8
3.5
10.3
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

An increase of 2.8% in renegotiated loan operations was recorded in NPL portfolios at the time of renegotiation, mainly in debt composition portfolios. Coverage ratio (LLP/portfolio) and NPL over 90 days ratio increased in the quarter.


36.0%
37.1%
36.7%
35.3%
38.8%
18.4%
16.6%
16.7%
15.5%
18.8%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations remained basically stable from the first quarter of 2023. An increase in revenue from card transactions, mainly in the acquiring line, was partially offset by lower card issuance revenue. Additionally, revenue from advisory and brokerage services increased due to higher volumes in investment banking and there was an increase in insurance operations due to an increase in earned premiums.
- Commissions and fees increased by 4.0% from the first half of 2022, mainly due to higher card revenue for both issuer and acquirer, in addition to the growth in the insurance result especially due to the increase in premiums earned. These effects were partially offset by lower gains from current account services, due to the strategy of waiving and reducing client fees and lower gains in investment banking.

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Credit and Debit Cards	**4,048**	**4,001**	**1.2%**	**3,649**	**10.9%**	**8,049**	**7,073**	**13.8%**
Card Issuance	2,891	2,983	-3.1%	2,701	7.1%	5,874	5,345	9.9%
Acquiring	1,157	1,018	13.6%	948	22.0%	2,175	1,728	25.9%
Current Account Services	**1,673**	**1,726**	**-3.1%**	**1,862**	**-10.1%**	**3,399**	**3,763**	**-9.7%**
Asset Management	**1,442**	**1,501**	**-3.9%**	**1,598**	**-9.8%**	**2,943**	**2,942**	**0.0%**
Fund Management Fees	1,113	1,138	-2.2%	1,377	-19.2%	2,251	2,497	-9.9%
Consórcio Administration Fees	329	363	-9.3%	221	48.9%	692	445	55.4%
Advisory Services and Brokerage	**820**	**658**	**24.5%**	**997**	**-17.8%**	**1,478**	**1,761**	**-16.0%**
Credit Operations and Guarantees Provided	**654**	**650**	**0.5%**	**697**	**-6.2%**	**1,304**	**1,374**	**-5.1%**
Collection Services	**507**	**500**	**1.3%**	**487**	**4.1%**	**1,007**	**972**	**3.5%**
Other	380	405	-6.1%	390	-2.6%	785	751	4.6%
Latin America (ex-Brazil)	840	904	-7.2%	819	2.5%	1,744	1,635	6.7%
Commissions and Fees	**10,363**	**10,347**	**0.2%**	**10,499**	**-1.3%**	**20,709**	**20,270**	**2.2%**
Result from Insurance Operations[1]	2,079	2,021	2.9%	1,770	17.5%	4,100	3,593	14.1%
Services and Insurance	**12,442**	**12,367**	**0.6%**	**12,269**	**1.4%**	**24,809**	**23,863**	**4.0%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from card-issuing activities decreased by 3.1% from the first quarter of 2023, mainly due to higher expenses on reward programs, which were partially offset by increase in gains from interchange fees. The 9.9% increase from the first half of 2022 was mainly due to an increase in gains from interchange fees, as a result of the increase in credit card transaction volume.

Acquiring revenues increased by 13.6% compared to the first quarter of 2023, mainly due to the effects of the new regulation, which established a new maximum fee limit to be passed on to the issuer for purchases with debit cards and prepaid cards. In addition, there was an increase in debit and credit transaction volume. These were the main factors for the increase in the take rate. The 25.9% increase was mainly due to higher gains from flex products and the increase in credit card transaction volume, on a year-on-year basis.

Card Issuance Activities

R$ millions

Transaction Volume
2Q23

R$199.6 billion
▲ + 2.8% (vs. 1Q23)
▲ + 2.2% (vs. 2Q22)

credit
▲ + 3.5% (vs. 1Q23)
▲ + 4.2% (vs. 2Q22)

debit
▲ + 0.2% (vs. 1Q23)
▼ - 4.6% (vs. 2Q22)


41.6
40.1
39.3
33.5
34.8
35.0
195,356
194,119
199,605
44,167
42,034
42,123
151,188
152,086
157,481
2Q22
1Q23
2Q23
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
2Q23

R$208.0 billion
▲ + 6.4% (vs. 1Q23)
▲ + 16.4% (vs. 2Q22)

credit
▲ + 6.2% (vs. 1Q23)
▲ + 16.9% (vs. 2Q22)

debit
▲ + 6.8% (vs. 1Q23)
▲ + 15.3% (vs. 2Q22)


1,381
1,483
1,508
178,761
195,523
208,010
62,060
67,009
71,546
116,701
128,515
136,464
2Q22
1Q23
2Q23
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)*

(*) There was a review and change in the amount of acquiring equipment base. We started to disregard Pop's terminals and to consider new technologies offered to our customers that were not being reported.

Current Account Services

Revenue from current account services was down 3.1% from the first quarter of 2023 and decreased by 9.7% compared to the first half of 2022. These reductions were mainly due to lower revenue from packages for individuals and companies as a result of the bank's proactive strategy of waiving and reducing client fees.

Asset Management

- **Fund Management**

Fund management fees were down 2.2% from the first quarter of 2023 mainly due to the reduction of two business days in the second quarter.

The 9.9% decrease from the first half of 2022 was mainly due to the lower performance fee income.

Managed Portfolio and Investment Funds

R$ billions


+9.8%
+4.4%
1,496
1,575
1,568
1,574
1,644
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

Note: Does not include Latin America (ex-Brazil).

- ***Consórcio* Administration Fees**

Consórcio administration fees were down 9.3% from the previous quarter. The 55.4% increase from the first half of 2022 was mainly due to an increase in production.

Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided remained basically stable from the first quarter of 2023.

The 5.1% decrease in revenue from loan operations and financial guarantees provided on a year-on-year basis was mainly due to lower gains from property valuation in connection with loan operations. This decrease was partially offset by the increase in gains from local sureties pledged in connection with financial guarantees provided.

Collection Services

The 1.3% increase in revenues from collection services from the first quarter of 2023 was due to the collection income in the period.

The 3.5% increase in revenues from collection services compared to the first half of 2022 was due to the collection income and higher gains from collection services.

Advisory Services and Brokerage

Revenue from economic advisory and brokerage services increased 24.5% from the first quarter of 2023, mainly due to the higher volume of equities and fixed income.

On a year-on-year basis, meanwhile, lower volumes of mergers and acquisitions and fixed income resulted in a 16.0% decrease in revenue from investment banking.

Fixed Income: In the last 12 months, in local fixed income, we keep the leading position both in ANBIMA's origination ranking, totaling R$76 billion in originated volume (25.4% market share), and in ANBIMA'S distribution ranking, totaling R$43.3 billion in distributed volume (27.1% market share).

Equities: In the last 12 months, we entered into 23 transactions, totaling R$6.5 billion in volume (20% market share), topping the ranking in transactions and ranking second in volume in Dealogic's ranking.

Mergers and Acquisitions: In the last 12 months, we provided financial advisory services on 41 transactions in Brazil, totaling R$55.1 billion (28% market share), ranking second in transactions and first in volume in Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- Result from insurance, pension plan and premium bonds increased by 2.9% in the quarter. This increase was due to the higher earned premiums, revenue from premium bonds, commissions and fees, and earnings of affiliates.
- Compared to the first half of 2022, the 14.1% increase in the result from insurance, pension plan and premium bonds was due to the increase in earned premiums due to higher sales of insurance policy portfolios. We also recorded higher net revenue from premium bonds, commissions and fees, and earnings of affiliates.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Earned Premiums	1,582	1,543	2.5%	1,421	11.4%	3,126	2,750	13.7%
Revenues from Pension Plan	(52)	(26)	101.9%	(82)	-36.4%	(78)	(97)	-19.5%
Revenues from Premium Bonds	163	150	9.1%	143	14.0%	313	270	16.0%
Managerial Financial Margin	17	41	-59.4%	(34)	-	57	118	-51.5%
Commissions and Fees	582	571	1.8%	621	-6.3%	1,153	1,127	2.3%
Earnings of Affiliates	176	131	33.7%	44	303.0%	307	160	91.6%
Revenues from Insurance, Pension Plan and Premium Bonds	2,467	2,411	2.3%	2,112	16.8%	4,878	4,329	12.7%
Retained Claims	(383)	(385)	-0.6%	(337)	13.6%	(768)	(726)	5.8%
Insurance Selling Expenses	(5)	(5)	2.7%	(5)	-1.4%	(10)	(10)	1.4%
Result from Insurance, Pension Plan and Premium Bonds	2,079	2,021	2.9%	1,770	17.5%	4,100	3,593	14.1%
Recurring Managerial Result	924	917	0.7%	713	29.6%	1,842	1,489	23.7%

The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by: (i) increase in earned premiums, higher life, personal accident and credit life insurance portfolios; (ii) higher net revenue from premium bonds as a result of higher sales; (iii) increase in commissions and fees, driven by higher third-party insurance sales; and (iv) higher earnings of affiliates. Additionally, the insurance claims/earned premiums ratio was down for the third consecutive quarter.

The 14.1% increase in the result from insurance, pension plan and premium bonds from the first half of 2022 was driven by higher sales in insurance portfolios, mainly life, personal accident, credit life and mortgage insurance lines, as well as higher revenue from premium bonds. We also recorded an increase in commissions and fees due to higher third-party insurance sales and earnings in affiliates.

Earned Premiums Breakdown


R$ millions
1,421
6.5%
12.2%
4.8%
15.5%
15.1%
45.9%
1,486
6.7%
12.3%
4.0%
16.1%
14.7%
46.1%
1,529
6.1%
12.6%
4.2%
16.6%
14.7%
45.8%
1,543
6.8%
13.0%
4.2%
16.6%
14.6%
45.0%
1,582
7.1%
13.1%
3.8%
16.7%
14.3%
45.0%
2Q22
3Q22
4Q22
1Q23
2Q23
Life and Personal Accident
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown


R$ millions
23.7%
337
18.8%
7.0%
4.2%
12.6%
8.5%
48.9%
27.7%
412
21.2%
4.0%
7.7%
53.0%
26.9%
412
26.7%
7.5%
7.3%
46.4%
25.0%
385
21.2%
5.1%
4.1%
12.2%
8.3%
49.1%
24.2%
383
19.7%
7.3%
3.8%
10.6%
7.4%
51.1%
2Q22
3Q22
4Q22
1Q23
2Q23
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	2Q23	2Q22	Δ
Earned Premiums	1,523	1,365	11.6%
Retained Claims	(318)	(281)	13.1%
Selling Expenses	(5)	(9)	-46.9%
Underwriting Margin	**1,200**	**1,074**	**11.7%**
Managerial Financial Margin	106	64	65.8%
Commissions and Fees	213	162	31.5%
Other Income and Expenses [2]	(821)	(738)	11.2%
Recurring Managerial Result	698	562	24.2%
Combined Ratio	50.5%	51.7%	-1.2 p.p.

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

The core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose by 24.2% on a year-on-year basis. Earned premiums increased by 11.6%, mainly due to higher sales of life, personal accidents, credit life and mortgage insurance policies. Managerial financial margin increased as a result of the higher remuneration on insurance assets, and commissions and fees were up due to higher sales of third-party insurance policies. The bancassurance agenda continues to make headway, which has contributed to the development of a future portfolio and offers protection to clients.

Itaú

Non-interest Expenses

Highlights

- Our efficiency ratio reached 39.6% in the quarter, the lowest in the historical series. As expected, given the seasonality of the first quarter, non-interest expenses grew by 3.5% compared to the previous quarter, with increases in personnel and administrative expenses.
- Non-interest expenses were up 7.5% in the period on a year-on-year basis. This increase was due to the higher investments in business and technology when compared to the same period of last year. However, the efficiency ratio in the 12-month period was 40.5% and 38.4% in Brazil, both at the lowest level of the historical series.

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Personnel Expenses	(6,204)	(5,854)	6.0%	(5,305)	17.0%	(12,058)	(10,623)	13.5%
Compensation, Charges, Social Benefits, Terminations and Training	(4,563)	(4,444)	2.7%	(3,796)	20.2%	(9,007)	(7,838)	14.9%
Management and Employees' Profit Sharing [1]	(1,642)	(1,409)	16.5%	(1,509)	8.8%	(3,051)	(2,784)	9.6%
Administrative Expenses	(4,776)	(4,638)	3.0%	(4,475)	6.7%	(9,415)	(8,550)	10.1%
Third-Party and Financial System Services, Security and Transportation	(1,624)	(1,623)	0.1%	(1,671)	-2.8%	(3,247)	(3,175)	2.2%
Data Processing and Telecommunications	(1,050)	(980)	7.1%	(736)	42.7%	(2,030)	(1,432)	41.7%
Facilities and Materials	(689)	(706)	-2.3%	(741)	-6.9%	(1,395)	(1,474)	-5.4%
Depreciation and Amortization	(931)	(938)	-0.8%	(760)	22.4%	(1,869)	(1,503)	24.4%
Advertising, Promotions and Publications	(340)	(256)	33.0%	(388)	-12.4%	(596)	(696)	-14.5%
Other	(142)	(136)	4.2%	(179)	-20.6%	(278)	(269)	3.3%
Provision Expenses	(540)	(522)	3.5%	(667)	-19.0%	(1,062)	(1,078)	-1.5%
Provision for lawsuits civil, tax and social security obligations	(201)	(145)	38.8%	(239)	-15.7%	(346)	(422)	-17.9%
Provision for labor claims	(339)	(377)	-10.1%	(429)	-20.9%	(716)	(656)	9.1%
Operating Expenses	(657)	(700)	-6.1%	(856)	-23.2%	(1,357)	(1,773)	-23.5%
Selling - Credit Cards	(412)	(431)	-4.4%	(598)	-31.0%	(844)	(1,167)	-27.7%
Claims and Other	(245)	(268)	-8.8%	(258)	-5.1%	(513)	(606)	-15.3%
Other Tax Expenses [2]	(82)	(72)	14.0%	(117)	-30.1%	(153)	(208)	-26.5%
Total - Brazil	(12,259)	(11,786)	4.0%	(11,419)	7.4%	(24,045)	(22,232)	8.2%
Latin America (ex-Brazil) [3]	(2,013)	(2,003)	0.5%	(1,891)	6.4%	(4,016)	(3,881)	3.5%
Total	(14,272)	(13,789)	3.5%	(13,310)	7.2%	(28,061)	(26,113)	7.5%

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by:
(i) increase in personnel expenses due to seasonally higher vacation volume in the first quarter, more terminations and higher profit sharing expenses; and (ii) higher administrative expenses, mainly on data processing and advertising campaigns. These effects were partially offset by lower operating expenses.

In the first half of 2023, non-interest expenses increased by 7.5% compared to the same period of the previous year. Personnel expenses increased as a result of the effects of collective wage agreement negotiations and an increase in profit sharing expenses. Administrative expenses were also higher due to higher expenses on data processing and telecommunications, and depreciation and amortization as a result of technology projects implemented over the last years.

Number of Employees - in thousands


99.9
11.5
0.8
73.3
14.4
100.4
11.5
0.6
73.5
14.8
101.1
11.4
0.6
73.7
15.4
101.4
11.4
0.6
74.0
15.5
99.9
11.2
0.6
72.8
15.3
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

99.9 thousand
employees at the end of the 2Q23

▼ **- 1.5%** (Jun-23 vs. Mar-23)
- **stable** (Jun-23 vs. Jun-22)

Adjustments to our technology and client service teams, in connection with the reduction in the number of brick-and-mortar branches, resulted in a 1.5% reduction in our workforce compared to the previous quarter.

Efficiency Ratio

Efficiency Ratio


40.8
41.1
41.4
39.8
39.6
38.7
38.9
39.1
37.8
37.7
42.4 40.2
41.6 39.4
41.2 39.1
40.7 38.6
40.5 38.4
2Q22
3Q22
4Q22
1Q23
2Q23
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: decrease of 190 basis points year-on-year. Non-interest expenses were up 8.2%, whereas our revenue increased by 13.1%.

Non-interest expenses in Brazil


2Q22
3Q22
4Q22
1Q23
2Q23
8.2%
8.7%
9.8%
9.0%
7.4%
-3.3%
1.4%
3.8%
4.1%
4.1%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Non-interest expenses in Brazil were up 7.4% year-on-year. In the same period, adjusting for inflation of 3.2% (IPCA), non-interest expenses recorded a real increase of only 4.1% in the second quarter of 2023.

Change, highlighting investments

1H23 vs. 1H22


In R$ billions
(26.1)
3.9
(22.2)
Investments
(1.7)
(23.9)
Core: (0.1)
0.7
(0.8)
(24.0)
(4.0)
(28.1)
1H22
Latin America
Brazil 1H22
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 1H23
Latin America
1H23

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 7.8% on a year-on-year basis, due to the closure of brick and mortar branches.


43,747
43,891
43,790
43,184
42,400
23,854
24,110
24,374
24,230
24,172
994
991
993
802
778
651
654
628
635
620
18,248
18,136
17,795
17,517
16,830
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy. We carry out a thorough assessment of the performance of our branches, checking out circulation of clients and creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank. Therefore, we recorded an annual reduction of 5.4% in brick-and-mortar branches and a 22.3% increase in the number of digital branches in Brazil.


4,192
4,228
4,231
4,173
4,081
349
391
402
415
427
2,791
2,788
2,786
2,731
2,639
655
658
657
651
637
397
391
386
376
378
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches(i) - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
97	273	250	2,552	519

(*) In June 2023. Does not include branches and CSBs in Latin America and Itaú BBA.

Balance Sheet

Highlights

- Total assets were up 1.5% in the quarter, mainly driven by the increases of R$85.6 billion in securities and R$14.4 billion in interbank and interbranch accounts, mainly driven by the increase in compulsory deposits. The 3.2% decrease in permanent assets in the quarter was mainly due to the sale of shares in XP Inc. in June 2023. In the 12-month period, we recorded increases of R$164.3 billion in securities, R$30.6 billion in interbank investments and R$29.9 billion in loan operations, respectively, as a result of increases in personal, mortgage and payroll loans.
- In liabilities, deposits received under securities repurchase agreements increased by R$22.9 billion; funds from acceptances and issue of securities increased by R$13.1 billion in the quarter (mainly in funds from real estate, financial and agribusiness bills, which increased 8.2%, 5.4% and 5.2%, respectively); and deposits increased R$8.4 billion, in spite of the impact of the Brazilian real appreciation against other currencies. In 12 months, deposits, funds from acceptance and issue of securities and deposits received under securities repurchase agreements increased R$94.6 billion, R$84.4 billion and R$80.9 billion, respectively. The decrease in non-controlling interests was due to higher equity interest in Itaú Chile to 65.62% in July 2022.

Assets (In R$ millions, end of period)	2Q23	1Q23	Δ	2Q22	Δ
Current and Long-term Assets	**2,548,077**	**2,508,091**	**1.6%**	**2,258,532**	**12.8%**
Cash	30,636	33,007	-7.2%	33,839	-9.5%
Interbank Investments	267,688	295,248	-9.3%	237,053	12.9%
Securities	859,528	773,956	11.1%	695,264	23.6%
Derivative Financial Instruments	72,773	88,687	-17.9%	78,478	-7.3%
Interbank and Interbranch Accounts	211,387	196,945	7.3%	168,976	25.1%
Loan, Lease and Other Loan Operations	843,565	858,965	-1.8%	813,701	3.7%
Other Assets	262,500	261,283	0.5%	231,221	13.5%
Permanent Assets	**37,691**	**38,942**	**-3.2%**	**35,944**	**4.9%**
Total Assets	2,585,768	2,547,033	1.5%	2,294,476	12.7%

Liabilities (In R$ millions, end of period)	2Q23	1Q23	Δ	2Q22	Δ
Current and Long-Term Liabilities	**2,407,344**	**2,372,960**	**1.4%**	**2,133,802**	**12.8%**
Deposits	923,281	914,834	0.9%	828,693	11.4%
Deposits Received under Securities Repurchase Agreements	343,474	320,585	7.1%	262,566	30.8%
Funds from Acceptances and the Issue of Securities	289,836	276,725	4.7%	205,431	41.1%
Interbank and Interbranch Accounts	96,980	95,251	1.8%	95,204	1.9%
Borrowing and Onlending	102,436	103,297	-0.8%	120,012	-14.6%
Derivative Financial Instruments	68,027	84,582	-19.6%	75,087	-9.4%
Provisions	17,098	16,604	3.0%	16,906	1.1%
Allowance for Financial Guarantees Provided and Loan Commitments	3,716	2,846	30.6%	5,993	-38.0%
Technical Provisions for Insurance	253,994	244,095	4.1%	224,405	13.2%
Other Liabilities	308,502	314,141	-1.8%	299,505	3.0%
Non-controlling Interests	**9,225**	**9,141**	**0.9%**	**10,035**	**-8.1%**
Stockholders' Equity	**169,199**	**164,932**	**2.6%**	**150,639**	**12.3%**
Total Liabilities and Equity	2,585,768	2,547,033	1.5%	2,294,476	12.7%

Credit Portfolio

Highlights

- The individual loan portfolio was up 0.7% in the quarter and 8.9% in the 12-month period, mainly driven by increases of: (i) 3.9% in personal loans, and (ii) 1.9% in mortgage loans. In the 12-month period, the highlights were the increases of (i) 21.1% in personal loans, (ii) 17.0% in mortgage loans, a market in which we are particularly active and have launched new functionalities to better serve our clients, even against a backdrop of a rise in the basic interest rate, and (ii) 6.2% in payroll loans.
- The companies loan portfolio was down 1.7% in the quarter and 0.6% in the 12-month period, due to the impact of exchange variation. Significant changes on a year-on-year basis were recorded in (i) mortgage loans, and (ii) BNDS and onlending.

Credit Portfolio by Product

In R$ billion, end of period	2Q23	1Q23	Δ	2Q22	Δ
Individuals - Brazil [1]	**405.2**	**402.5**	**0.7%**	**372.1**	**8.9%**
Credit Card Loans	128.4	130.4	-1.5%	126.3	1.6%
Personal Loans	57.8	55.6	3.9%	47.7	21.1%
Payroll Loans [2]	74.9	74.9	0.0%	70.6	6.2%
Vehicle Loans	32.4	32.1	1.2%	32.0	1.5%
Mortgage Loans	111.5	109.4	1.9%	95.3	17.0%
Rural Loans	0.2	0.1	31.7%	0.2	7.4%
Companies - Brazil [1]	**293.6**	**298.7**	**-1.7%**	**295.4**	**-0.6%**
Working Capital [3]	170.1	171.4	-0.8%	173.6	-2.0%
BNDES/Onlending	10.9	10.6	3.0%	7.9	38.5%
Export/Import Financing	69.6	74.2	-6.2%	74.4	-6.5%
Vehicle Loans	19.2	19.2	0.2%	18.8	2.4%
Mortgage Loans	9.1	8.2	11.3%	6.6	37.4%
Rural Loans	14.7	15.0	-2.6%	14.1	3.8%
Latin America [4]	**198.4**	**211.6**	**-6.2%**	**191.6**	**3.6%**
Total without Financial Guarantees Provided	897.2	912.7	-1.7%	859.1	4.4%
Financial Guarantees Provided	93.9	90.1	4.2%	88.3	6.4%
Total with Financial Guarantees Provided	991.1	1,002.9	-1.2%	947.4	4.6%
Corporate Securities [5]	160.5	150.1	6.9%	136.8	17.4%
Total Risk	1,151.6	1,153.0	-0.1%	1,084.1	6.2%

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of June 30, 2023

Only 11.7% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	5.6	0.6%	0.2%
10 Largest debtors	33.6	3.4%	1.3%
20 Largest debtors	51.3	5.2%	2.0%
50 Largest debtors	83.6	8.4%	3.2%
100 Largest debtors	116.1	11.7%	4.5%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
859
913
897
32.8%
37.9%
37.7%
7.7%
6.9%
6.3%
7.4%
9.6%
10.4%
9.6%
2Q22
1Q23
2Q23

Corporate Credit Portfolio with Financial Guarantees by Business Sector

	In R$ billions, end of period	2Q23	1Q23
▲ 8.4%	**Public Sector**	**6.0**	**5.6**
▼ -0.3%	**Private Sector**	**489.8**	**491.4**
▲ 2.6%	Real Estate	40.5	39.4
▼ -2.1%	Transportation	32.3	33.0
▼ -4.0%	Agribusiness and fertilizers	25.3	26.4
▼ -0.3%	Energy and water treatment	24.9	24.9
▼ -3.0%	Food and beverages	24.5	25.2
▼ -2.9%	Banks and financial institutions	24.2	24.9
▲ 0.9%	Vehicles and auto parts	23.1	22.9
▲ 3.9%	Petrochemicals and chemicals	14.5	14.0
▼ -1.9%	Pharmaceuticals and cosmetics	13.1	13.3
▲ 2.0%	Steel and metallurgy	13.0	12.8
▼ -1.0%	Telecommunications	11.8	11.9
▼ -3.7%	Infrastructure work	11.6	12.1
▼ -0.4%	Electronics and IT	11.0	11.1
▼ -1.8%	Oil and gas	10.7	10.9
▲ 1.5%	Capital assets	9.1	8.9
▲ 4.2%	Mining	9.0	8.6
▲ 3.2%	Entertainment and tourism	8.6	8.3
▲ 4.7%	Construction materials	8.5	8.1
▲ 0.2%	Wood & Furniture	6.7	6.7
▼ -0.6%	Services - Other	49.1	49.5
▲ 2.2%	Commerce - Other	36.5	35.7
▼ -10.9%	Industry - Other	11.5	12.9
▲ 0.8%	Other	70.4	69.8
▼ -0.2%	**Total**	**495.8**	**496.9**

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Jun-23	31.7%	18.5%	27.5%	14.3%	8.0%
Jun-22	34.0%	19.0%	25.6%	12.8%	8.6%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Jun-23	45.2%	54.8%
Jun-22	48.3%	51.7%

Payroll loans

R$74.9 bn as of June 30, 2023

▲ + 0.0% (vs. Mar-23) ▲ + 6.2% (vs. Jun-22)

The payroll loans, both for the private and public sectors was up 3.1% compared to the end of March 2023. Increase in the public sector was mainly driven by the granting of loans to civil servants of the Minas Gerais state.

Portfolio by origination (%)
2nd Quarter of 2023


44%
56%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
2nd Quarter of 2023


INSS
Private sector
Public sector
10.4
10.5
54.0

Mortgage loans[2]

R$120.6 bn as of June 30, 2023

▲ + 2.6% (vs. Mar-23) ▲ + 18.3% (vs. Jun-22)

92.4% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
2nd Quarter of 2023

R$6.8 bn

▼ - 32.0% (vs. 2Q22)

80.4% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 58.0% | Portfolio: 42.1%

Corporate loans

R$132.8 bn as of June 30, 2023

▼ - 3.3% (vs. Mar-23) ▼ - 6.9% (vs. Jun-22)

In the second quarter of 2023, credit origination[3] for corporate loans increased by 8.0% compared to the previous quarter, mainly due to the higher demand for loans in the agribusiness segment and the large segment (companies with revenues of R$500 million to R$4 billion). Both in the quarterly and annual comparison, the impact of the greater use of capital market instruments as a source of funds by companies is worth mentioning.

Credit cards

R$128.4 bn as of June 30, 2023

▼ - 1.5% (vs. Mar-23) ▲ + 1.6% (vs. Jun-22)


9.8%
9.3%
80.9%
11.2%
8.3%
80.5%
10.9%
7.6%
81.4%
Jun-22
Mar-23
Jun-23
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) Includes installments without interest.

Vehicle loans (individuals)

R$32.4 bn as of June 30, 2023

▲ + 1.2% (vs. Mar-23) ▲ + 1.5% (vs. Jun-22)

Originations
2nd Quarter of 2023

R$4.8 bn

▼ - 3.5% (vs. 2Q22)

Average Term	% Average Down Payment	Average Ticket
44 months	46%	R$44.1 thousand

Loan-to-value

Vintage (quarterly average): 54.2%

Very small, small and middle market

R$161.0 bn as of June 30, 2023

▼ - 0.3% (vs. Mar-23) ▲ + 5.3% (vs. Jun-22)

In the second quarter of 2023, credit origination[3] for very small, small and middle-market companies increased by 19.0% compared to the previous quarter, especially for middle-market companies and increased 17.8% year-on-year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 1.9% in the quarter. In the last 12 months, growth was 17.4%, driven by: (i) funds from bills, up by 57.9%, mainly financial and real estate bills; and (ii) time deposits, which were up 24.9% due to the commercial strategy for this product in the retail business segment and higher demand for fixed income products. Demand deposits decreased mainly in our foreign units, due to the depreciation of the U.S. dollar and other currencies.
- Assets under management and administration grew by 4.8% in the quarter. In the last 12 months, funding increased by 11.1% due to a 11.5% rise in own products, mainly driven by the increase in time deposits and funds from bills and of 8.6% in the open platform.

In R$ millions, end of period	2Q23	1Q23	Δ	2Q22	Δ
Funding from Clients (A)	1,131,648	1,110,497	1.9%	963,667	17.4%
Demand Deposits	114,061	116,974	-2.5%	141,055	-19.1%
Savings Deposits	174,464	175,964	-0.9%	184,896	-5.6%
Time Deposits	620,222	609,831	1.7%	496,565	24.9%
Own Debentures (Linked to Repurchase Agreements)	7	7	0.0%	10	-30.0%
Funds from Bills[1] and Structured Operations Certificates	222,894	207,720	7.3%	141,142	57.9%
Other Funding (B)	177,275	190,193	-6.8%	215,150	-17.6%
Onlending	12,101	12,112	-0.1%	10,264	17.9%
Borrowing	90,335	91,185	-0.9%	109,748	-17.7%
Securities Obligations Abroad	66,942	69,005	-3.0%	64,289	4.1%
Other[2]	7,897	17,891	-55.9%	30,848	-74.4%
Portfolio Managed and Investment Funds (C)	1,681,772	1,613,698	4.2%	1,530,744	9.9%
Total (A) +(B) + (C)	2,990,695	2,914,387	2.6%	2,709,562	10.4%

Own Products	2,047,687	1,956,025	4.7%	1,837,031	11.5%
Open Platform	325,903	311,349	4.7%	300,102	8.6%
Assets under Management	2,373,590	2,267,373	4.7%	2,137,133	11.1%
Fiduciary Management and Custody[3]	480,019	455,052	5.5%	430,275	11.6%
Assets under Management and Administration	2,853,609	2,722,425	4.8%	2,567,409	11.1%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 78.6% in the second quarter of 2023.


83.7%
83.6%
82.4%
79.9%
78.6%
72.9%
72.4%
72.4%
70.2%
68.5%
In R$ Billions
1,179
1,027
859
1,216
1,053
880
1,251
1,100
906
1,301
1,142
913
1,309
1,141
897
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On June 30, 2023, our Tier I Capital ratio reached 13.6%, consisting of 12.2% Common Equity Tier I and of 1.4% Additional Tier I. Considering the regulatory changes, the Tier I Capital ratio Pro Forma² would have reached 14.7%.


13.5%
1.5%
12.0%
Tier I Mar-23
0.4%
Net Income in the quarter, dividends and Interest on Own Capital
-0.2%
Risk-Weighted Assets¹
13.6%
1.4%
12.2%
Tier I Jun-23
0.8%
Basel III
0.2%
Evolution of Internal Models
14.7%
1.5%
13.1%
Tier I Pro Forma² Jun-23
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period. (2) Effective from July 1st, 2023.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 2.2% driven by the net income for the period.

RWA: increase of R$14,407 million. The higher volume of credit risk-weighted assets was mainly due to higher credit risk (RWA_{CPAD}).

BIS ratio: increase of 0.1 p.p. in relation to March 2023, driven by the net income for the period, partially offset by an increase in risk-weighted assets. In June 2023, our BIS ratio was 3.6 p.p. above the minimum required with capital buffers (11.5%).

In R$ million, end of period	2Q23	1Q23
Common Equity Tier I	155,372	150,873
Tier I (Common Equity + Additional Capital)	173,670	169,787
Referential Equity (Tier I and Tier II)	192,828	188,752
Total Risk-weighted Assets (RWA)	1,274,840	1,260,433
Credit Risk-weighted Assets (RWA_{CPAD})	1,146,946	1,132,377
Operational Risk-weighted Assets (RWA_{OPAD})	101,302	101,302
Market Risk-weighted Assets (RWA_{MINT})	26,592	26,754
Common Equity Tier I Ratio	12.2%	12.0%
Tier I Capital Ratio	13.6%	13.5%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	15.1%	15.0%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 179.7%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Jun-23	Mar-23
HQLA	355,222	331,477
Potential Cash Outflows	197,692	204,549
LCR (%)	179.7%	162.1%

Net Stable Funding Ratio (NSFR)

The NSFR was 127.9% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Jun-23	Mar-23
Available Stable Funding	1,216,666	1,203,787
Required Stable Funding	951,168	933,834
NSFR (%)	127.9%	128.9%

For 2023, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* ¹

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	2Q23	1Q23
VaR by Risk Factor		
Interest Rates	1,118	1,305
Currency	12	22
Shares on the Stock Exchange	26	28
Commodities	16	7
Diversification Effects	(277)	(429)
Total VaR	895	933
Maximum VaR in the quarter	1,039	933
Average VaR in the quarter	918	848
Minimum VaR in the quarter	771	718

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was up 2.9% from the first quarter of 2023, mainly driven by the increase in the managerial financial margin, driven by the higher number of calendar days in the quarter and the increase in average credit volume, in addition to the increase in revenue from insurance operations driven by higher earned premiums. These effects were partially offset by the decrease in commissions and fees due to lower gains from card issuing activities.
- The recurring managerial result was up 19.6% on a year-on-year basis, mainly driven by (i) a higher managerial financial margin, as a result of higher average credit volume; (ii) the increase in commissions and fees; and (iii) higher insurance revenue driven by higher earned premiums.

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ
Operating Revenues	**24,030**	**23,614**	**1.8%**	**22,387**	**7.3%**
Managerial Financial Margin	14,910	14,406	3.5%	13,499	10.5%
Commissions and Fees	6,787	6,911	-1.8%	6,695	1.4%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,333	2,297	1.6%	2,193	6.4%
Cost of Credit	(8,281)	**(8,181)**	**1.2%**	**(7,479)**	**10.7%**
Retained Claims	(379)	**(382)**	**-0.8%**	**(332)**	**14.1%**
Other Operating Expenses	(11,193)	**(10,909)**	**2.6%**	**(10,803)**	**3.6%**
Income before Tax and Minority Interests	4,177	4,142	0.9%	3,772	10.7%
Income Tax and Social Contribution	(990)	**(1,015)**	**-2.5%**	**(1,111)**	**-10.9%**
Minority Interests in Subsidiaries	5	**(23)**	**-**	**8**	**-39.7%**
Recurring Managerial Result	3,192	3,104	2.9%	2,669	19.6%
Recurring Return on Average Allocated Capital	17.6%	17.6%	0.0 p.p.	16.5%	1.1 p.p.
Efficiency Ratio (ER)	43.4%	42.9%	0.5 p.p.	45.1%	-1.7 p.p.

Loan Portfolio (R$ billion)



+ 0.8%
+ 9.4%
447.4
463.7
481.9
485.2
489.3
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

Digital Transformation in Retail Business

Online account opening flow
Individuals accounts (in thousands)



637
1,045
706
2Q21
2Q22
2Q23

Share of Transactions
through digital channels*

	2Q23	2Q22
Credit	33%	38%
Investments	44%	50%
Payments	81%	87%

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The recurring managerial result was up 1.4% from the first quarter of 2023, mainly driven by the increase in the managerial financial margin, higher gains from structured operations, and the increase in commissions and fees driven by higher volumes of economic advisory and brokerage services. On the other hand, non-interest income increased due to the seasonality in the first quarter of the year, and the cost of credit increased, due to the higher provision for loan losses, due to the normalization of the provision flow of this segment in Brazil.
- The recurring managerial result was up 4.0% on a year-on-year basis, mainly driven by the higher managerial financial margin with clients due to the increase in the liabilities' margin. This effect was partially offset by lower commissions and fees, driven by the lower fund management gains and lower volumes of economic advisory and brokerage services, and by the increase in the cost of credit, as a result of the normalization of the provision for loan losses flow in Wholesale Brazil.

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ
Operating Revenues	**13,507**	**12,959**	**4.2%**	**12,389**	**9.0%**
Managerial Financial Margin	9,917	9,500	4.4%	8,558	15.9%
Commissions and Fees	3,500	3,378	3.6%	3,763	-7.0%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	89	81	9.5%	68	31.0%
Cost of Credit	(1,161)	**(906)**	**28.1%**	**(56)**	**1972.4%**
Retained Claims	(4)	**(3)**	**33.5%**	**(5)**	**-20.1%**
Other Operating Expenses	(5,096)	**(4,887)**	**4.3%**	**(4,696)**	**8.5%**
Income before Tax and Minority Interests	7,246	7,163	1.2%	7,632	-5.1%
Income Tax and Social Contribution	(2,144)	**(2,104)**	**1.9%**	**(2,627)**	**-18.4%**
Minority Interests in Subsidiaries	(173)	**(197)**	**-12.5%**	**(264)**	**-34.7%**
Recurring Managerial Result	4,930	4,862	1.4%	4,741	4.0%
Recurring Managerial Return on Average Allocated Capital	28.2%	29.3%	-1.1 p.p.	31.6%	-3.4 p.p.
Efficiency Ratio (ER)	34.4%	34.5%	-0.1 p.p.	34.4%	0.0 p.p.

Loan Portfolio (R$ billion)


- 4.6%
- 0.9%
411.7
416.5
424.3
427.5
407.9
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	2Q23	1Q23	Δ	2Q22	Δ
Operating Revenues	**1,290**	**877**	**47.2%**	**474**	**172.4%**
Managerial Financial Margin	1,170	786	48.8%	582	101.0%
Commissions and Fees	75	57	30.3%	40	87.9%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	45	33	37.4%	(148)	-
Other Operating Expenses	(410)	**(369)**	**10.9%**	**(67)**	**514.0%**
Income before Tax and Minority Interests	881	507	73.6%	407	116.4%
Income Tax and Social Contribution	(255)	**(51)**	**404.5%**	**(72)**	**254.9%**
Minority Interests in Subsidiaries	(6)	**13**	**-**	**(67)**	**-91.4%**
Recurring Managerial Result	620	470	32.0%	268	130.9%
Recurring Return on Average Allocated Capital	10.0%	7.2%	2.8 p.p.	4.7%	5.3 p.p.
Efficiency Ratio (ER)	25.3%	34.9%	-9.6 p.p.	9.6%	15.7 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 91.2% of the recurring managerial result for the quarter. In our operations in Latin America, we achieved a ROE of 16.4%.

Brazil[1] (In R$ million, end of period)	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Operating Revenues	34,903	33,497	4.2%	31,573	10.5%	68,400	60,901	12.3%
Managerial Financial Margin	22,930	21,659	5.9%	19,791	15.9%	44,589	37,956	17.5%
Financial margin with clients	21,825	20,867	4.6%	19,555	11.6%	42,692	37,187	14.8%
Financial margin with the Market	1,104	792	39.4%	236	367.3%	1,897	769	146.7%
Commissions and Fees	9,523	9,442	0.9%	9,680	-1.6%	18,965	18,636	1.8%
Revenues from Insurance[2]	2,450	2,396	2.3%	2,102	16.6%	4,846	4,309	12.5%
Cost of Credit	(8,786)	(8,338)	5.4%	(7,018)	25.2%	(17,124)	(13,738)	24.6%
Provision for Loan Losses	(8,852)	(8,204)	7.9%	(7,221)	22.6%	(17,056)	(13,887)	22.8%
Impairment	(5)	(29)	-81.2%	202	-	(34)	175	-
Discounts Granted	(781)	(825)	-5.4%	(602)	29.8%	(1,606)	(1,143)	40.5%
Recovery of Loan Loans Written Off as Losses	852	720	18.4%	603	41.3%	1,572	1,116	40.8%
Retained Claims	(381)	(384)	-0.7%	(337)	13.2%	(765)	(725)	5.5%
Other Operating Expenses	(14,460)	(13,929)	3.8%	(13,431)	7.7%	(28,390)	(26,027)	9.1%
Non-interest expenses	(12,164)	(11,680)	4.1%	(11,240)	8.2%	(23,844)	(21,946)	8.6%
Tax Expenses and Other[3]	(2,297)	(2,249)	2.1%	(2,191)	4.8%	(4,546)	(4,081)	11.4%
Income before Tax and Minority Interests	11,276	10,846	4.0%	10,787	4.5%	22,122	20,410	8.4%
Income Tax and Social Contribution	(3,285)	(3,156)	4.1%	(3,680)	-10.7%	(6,441)	(6,595)	-2.3%
Minority Interests in Subsidiaries	(18)	(41)	-54.8%	(10)	76.0%	(59)	(60)	-1.3%
Recurring Managerial Result	7,973	7,649	4.2%	7,097	12.3%	15,622	13,756	13.6%
Share	91.2%	90.7%	0.5 p.p.	92.4%	-1.2 p.p.	90.9%	91.5%	-0.5 p.p.
Return on Average Equity - Annualized[4]	21.5%	21.1%	0.4 p.p.	21.6%	-0.1 p.p.	21.3%	21.2%	0.1 p.p.

Latin America (In R$ million, end of period)	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
Operating Revenues	3,924	3,952	-0.7%	3,676	6.7%	7,876	7,384	6.7%
Managerial Financial Margin	3,068	3,033	1.1%	2,847	7.7%	6,101	5,729	6.5%
Financial margin with clients	3,102	3,181	-2.5%	2,434	27.5%	6,283	4,841	29.8%
Financial margin with the Market	(35)	(148)	-76.6%	414	-	(182)	888	-
Commissions and Fees	840	904	-7.2%	819	2.5%	1,744	1,635	6.7%
Revenues from Insurance[2]	17	15	13.4%	11	60.0%	32	20	59.1%
Cost of Credit	(655)	(749)	-12.5%	(517)	26.7%	(1,404)	(765)	83.7%
Provision for Loan Losses	(757)	(805)	-5.9%	(593)	27.6%	(1,562)	(925)	68.7%
Discounts Granted	(39)	(42)	-7.2%	(38)	3.7%	(81)	(52)	55.1%
Recovery of Loan Loans Written Off as Losses	141	98	44.2%	113	24.1%	238	213	11.7%
Retained Claims	(2)	(1)	38.8%	(0)	351.9%	(3)	(1)	203.3%
Other Operating Expenses	(2,239)	(2,236)	0.1%	(2,134)	4.9%	(4,475)	(4,328)	3.4%
Non-interest expenses	(2,109)	(2,108)	0.0%	(2,070)	1.9%	(4,217)	(4,167)	1.2%
Tax Expenses and Other[3]	(130)	(128)	1.9%	(64)	101.7%	(257)	(160)	60.6%
Income before Tax and Minority Interests	1,028	966	6.4%	1,024	0.4%	1,994	2,291	-12.9%
Income Tax and Social Contribution	(104)	(13)	714.1%	(130)	-20.1%	(117)	(395)	-70.4%
Minority Interests in Subsidiaries	(155)	(167)	-7.0%	(313)	-50.3%	(322)	(613)	-47.4%
Recurring Managerial Result	769	786	-2.2%	581	32.2%	1,555	1,283	21.2%
Share	8.8%	9.3%	-0.5 p.p.	7.6%	1.2 p.p.	9.1%	8.5%	0.5 p.p.
Return on Average Equity - Annualized[4]	16.4%	17.3%	-0.8 p.p.	14.5%	1.9 p.p.	16.9%	15.3%	1.6 p.p.

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
- 5.1% (Jun-23 vs. Mar-23)
- 8.0% (Jun-23 vs. Jun-22)
R$ 5.238
R$ 5.080
R$ 4.819
Jun-22 Mar-23 Jun-23
Colombian Peso vs. BRL
- 5.2% (Jun-23 vs. Mar-23)
+ 9.0% (Jun-23 vs. Jun-22)
792.39
910.75
863.56
Jun-22 Mar-23 Jun-23
Uruguayan Peso vs. BRL
+ 1.8% (Jun-23 vs. Mar-23)
+ 3.3% (Jun-23 vs. Jun-22)
7.54
7.65
7.79
Jun-22 Mar-23 Jun-23
Argentine Peso vs. BRL
+ 29.4% (Jun-23 vs. Mar-23)
+ 122.7% (Jun-23 vs. Jun-22)
23.91
41.14
53.25
Jun-22 Mar-23 Jun-23
Chilean Peso vs. BRL
+ 6.6% (Jun-23 vs. Mar-23)
- 6.2% (Jun-23 vs. Jun-22)
177.18
155.98
166.28
Jun-22 Mar-23 Jun-23
Paraguayan Guarani vs. BRL
+ 7.0% (Jun-23 vs. Mar-23)
+ 15.4% (Jun-23 vs. Jun-22)
1,305
1,408
1,506
Jun-22 Mar-23 Jun-23

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings. Note: Information for Latin America is presented in the nominal currencies.

Itaú

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.


France
England
Luxembourg
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Brazil
Peru
Paraguay
Chile
Uruguay
Argentina

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,218	5,130	1,468	1,158	2,246	11,220	566	99,864
Branches & CSBs	22	179	71	37	69	378	-	4,081
ATMs	67	152	145	308	106	778	-	42,400

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 29 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 2Q23	Itaú Chile 1Q23	Itaú Chile Δ	Itaú Argentina 2Q23	Itaú Argentina 1Q23	Itaú Argentina Δ	Itaú Paraguay 2Q23	Itaú Paraguay 1Q23	Itaú Paraguay Δ	Itaú Uruguay 2Q23	Itaú Uruguay 1Q23	Itaú Uruguay Δ
Operating Revenues	**2,070**	**2,117**	**-2%**	**703**	**506**	**39%**	**380**	**381**	**0%**	**969**	**929**	**4%**
Managerial Financial Margin	1,747	1,749	0%	612	421	45%	274	277	-1%	655	631	4%
Financial Margin with Clients	1,796	1,871	-4%	421	327	29%	231	224	3%	584	545	7%
Financial Margin with the Market	(49)	(122)	-60%	190	94	103%	43	53	-18%	70	85	-17%
Commissions and Fees	323	368	-12%	92	86	7%	90	90	0%	314	298	5%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	0	0	-	16	14	18%	-	-	-
Cost of Credit	**(505)**	**(596)**	**-15%**	**(11)**	**(6)**	**89%**	**(32)**	**(35)**	**-9%**	**(102)**	**(109)**	**-6%**
Provision for Loan Losses	(632)	(671)	-6%	(9)	(6)	49%	(36)	(36)	0%	(73)	(86)	-16%
Discounts Granted	(3)	(10)	-70%	(2)	-	-	-	-	-	(34)	(31)	10%
Recovery of Loans Written Off as Losses	130	85	53%	0	1	-57%	4	1	303%	4	8	-44%
Retained Claims	-	-	-	-	-	-	**(2)**	**(1)**	**45%**	-	-	-
Other Operating Expenses	**(1,195)**	**(1,185)**	**1%**	**(377)**	**(279)**	**35%**	**(182)**	**(171)**	**6%**	**(430)**	**(433)**	**-1%**
Non-Interest Expenses	(1,155)	(1,147)	1%	(301)	(229)	31%	(176)	(167)	5%	(429)	(431)	-1%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(41)	(38)	8%	(76)	(50)	52%	(6)	(4)	43%	(2)	(2)	7%
Income before Tax and Minority Interests	**369**	**336**	**10%**	**316**	**222**	**42%**	**165**	**173**	**-5%**	**436**	**387**	**13%**
Income Tax and Social Contribution	**73**	**143**	**-49%**	**(130)**	**(90)**	**45%**	**(45)**	**(48)**	**-6%**	**(127)**	**(111)**	**14%**
Minority Interests in Subsidiaries [1]	**(153)**	**(161)**	**-5%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	**289**	**317**	**-9%**	**186**	**132**	**40%**	**120**	**125**	**-4%**	**309**	**276**	**12%**
Return on Average Equity - Annualized	**10.2%**	**11.3%**	**-1.2 p.p.**	**52.5%**	**43.9%**	**8.6 p.p.**	**28.2%**	**30.6%**	**-2.4 p.p.**	**40.2%**	**38.5%**	**1.7 p.p.**
Efficiency Ratio	**56.9%**	**55.2%**	**1.7 p.p.**	**47.9%**	**50.1%**	**-2.2 p.p.**	**47.2%**	**44.5%**	**2.7 p.p.**	**44.3%**	**46.5%**	**-2.2 p.p.**

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Lower margin with clients due to settlement of the corporate loan portfolio and return on capital.
- Higher margin with the market due to the volatility in exchange and interest rates.
- Lower commissions and fees in investment banking and insurance services.
- Lower cost of credit due to settlement of the wholesale loan portfolio and sale of portfolios.

Itaú Argentina

- Higher margin with clients due to higher volume and spread on deposits, in addition to higher return on capital.
- Higher margin with the market, due to revenue from securities and derivatives.
- Higher personnel expenses.

Itaú Paraguay

- Lower margin with the market due to foreign exchange derivatives.
- Higher personnel expenses.

Itaú Uruguay

- Higher margin with clients due to higher volume and spread on deposits.
- Lower margin with the market due to inflation-indexed bonds and futures.
- Higher commissions and fees due to current account, foreign trade and credit card activities.
- Lower cost of credit due to the downgrade of wholesale business clients in the 1Q23.

Additional Information

Itaú

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the second quarter of 2023, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the second quarter of 2023 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications 2	IFRS	BRGAAP	Adjustments and Reclassifications 2	IFRS
		Jun/30/2023			Dec/31/2022	
Total Assets	**2,585,768**	**(151,560)**	**2,434,208**	**2,469,958**	**(148,892)**	**2,321,066**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,732,930	(44,107)	1,688,823	1,736,284	(71,427)	1,664,857
(-) Provision for Expected Loss at Amortized Cost [5]	(53,618)	1,681	(51,937)	(53,125)	2,438	(50,687)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	263,341	(128,846)	134,495	220,834	(93,968)	126,866
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,200)	2,052	(148)	(2,551)	2,433	(118)
Financial Assets at Fair Value Through Profit or Loss [4]	513,781	27,293	541,074	448,159	16,523	464,682
Insurance Contracts	-	86	86	-	23	23
Tax Assets [7]	74,462	(12,105)	62,357	71,050	(11,405)	59,645
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	57,072	2,386	59,458	49,307	6,491	55,798
Total Liabilities	**2,407,344**	**(162,077)**	**2,245,267**	**2,300,223**	**(156,264)**	**2,143,959**
Financial Assets at Amortized Cost [3 6]	1,988,967	(148,548)	1,840,419	1,901,873	(146,375)	1,755,498
Financial Assets at Fair Value Through Profit or Loss [4]	68,939	(708)	68,231	79,168	(1,660)	77,508
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	3,817	55	3,872	3,552	132	3,684
Insurance and Private Pension Contracts	250,751	(982)	249,769	234,754	(1,628)	233,126
Provisions	20,141	(1)	20,140	19,476	(1)	19,475
Tax Liabilities [7]	13,251	(5,891)	7,360	12,961	(6,188)	6,773
Other Liabilities	61,478	(6,002)	55,476	48,439	(544)	47,895
Total Stockholders' Equity	**178,424**	**10,517**	**188,941**	**169,735**	**7,372**	**177,107**
Non-controlling Interests	9,225	863	10,088	8,810	580	9,390
Total Controlling Stockholders' Equity [8]	169,199	9,654	178,853	160,925	6,792	167,717

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Jun/30/2023	2nd Q/23	1st Q/23	2nd Q/22	1st H/23	1st H/22
BRGAAP - Values Attributable to Controlling Stockholders	**169,199**	**8,478**	**8,179**	**7,436**	**16,657**	**14,179**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,469	(284)	(283)	(92)	(567)	(145)
(b) Adjustment to Fair Value of Financial Assets	(3,064)	592	(382)	(632)	210	(1,253)
(c) Criteria for Write-Off of Financial Assets	2,361	149	186	(19)	335	83
(d) Reversal for Amortization of Goodwill	3,562	150	144	182	294	264
(e) Adjustment to fair Value of Derivatives	1,681	(147)	(257)	563	(404)	1,031
Other adjustments	2,645	(319)	(231)	(140)	(550)	(192)
IFRS - Values Attributable to Controlling Stockholders	**178,853**	**8,619**	**7,355**	**7,298**	**15,974**	**13,966**
IFRS - Values Attributable to Minority Stockholders	10,088	310	179	312	489	596
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	188,941	8,929	7,534	7,610	16,463	14,562

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of lhe fair value of derivative financial instruments that were used as a hedge instrument for hei d to maturity securities, which hedge accounting structure is not set forth in lhe IFRS.

[9] More details in the Complete Financial Statements for the first half of 2023.

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

pwc

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of June 30, 2023, on which we issued an unmodified audit report dated August 7, 2023, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the half-year ended at June 30, 2023.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2023, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, August 7, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

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Itaú

2Q23

_Complete Financial Statements in BRGAAP



June 30, 2023

Itaú Unibanco Holding S.A.

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Management Report **1H23**

Highlights of the first half of 2023

Key indicators and ratios of our performance from January to June 2023 over the same period of the previous year:

Our culture is the driving force behind the transformations of our organization. Based on it we are making the operational and technological changes necessary to have the client increasingly at the center of everything we do. Our goal is to meet all their needs in their relationship with the bank.

Check out the participation of the co-chairmen of our Board of Directors and Executive Committee in Itaú Day, our 100% digital meeting held in June, in which we detailed our results and the evolution of our strategic objectives.

Access the full content on our website.

Recurring **Managerial Result**

R$17.2 billions

1H22 14.2% ▲

Credit **Portfolio**[1]

R$1.2 trillion

1H22 6.2% ▲

ROE **Recurring Managerial**

20.8%

1H22 30 bps ▲

Performance 1H23 x 1H22

Financial Margin with Clients

R$ 49.0 billions

16.5% ▲

Efficiency Ratio

39.7%

150 bps ▼

Tier 1 Capital[2]

13.6%

100 bps ▲

The total credit portfolio expanded 6.2%. In Brazil, the expansion was 6.7% and occurred in all segments: 8.9% in individuals, 4.4% in very small, small and middle market loans and 5.4% in corporate loans.

The positive effect of the growth in the portfolio, in addition to the positive impact of the interest rate on our working capital and liabilities' margin , resulted in a growth of 16.5% in the financial margin with clients.

In the other direction, we had experienced an increase in the cost of credit related to the expansion of the retail business credit portfolio in Brazil.

The increase in commissions and fees was due to the higher transaction volume from cards, both in issuance and in acquiring.

An increase of 14.1% in the result from insurance, pension plan and premium bonds, associated with the positive growth in earned premiums and revenue from premium bonds.

Non-interest expenses rose by 8.2% in Brazil, while our efficiency ratio accumulated in 12 months was 40.5% in the consolidated and 38.4% in Brazil, both at the lowest level of the historical series.

(1) Includes financial guarantees provided and corporate securities. (2) Considering regulatory changes, as of July 1, 2023 our pro forma Tier 1 capital ratio would be 14.7%.

We present below the key indicators comprising our results:

In R$ billions (except where indicated)

Income information	1H23	1H22	Variation
Operating Revenues[1]	76.3	68.3	11.7%
Managerial Financial Margin	50.7	43.7	16.0%
Financial Margin with Clients	49.0	42.0	16.5%
Financial Margin with the Market	1.7	1.7	3.5%
Commissions and Fees	20.7	20.3	2.2%
Revenues from Insurance, Pension Plans and Premium Bonds	4.9	4.3	12.7%
Cost of Credit	(18.5)	(14.5)	27.8%
Non-interest Expenses	(28.1)	(26.1)	7.5%
Recurring Managerial Result	17.2	15.0	14.2%
Net Income	16.7	14.2	17.5%
Recurring Managerial Return on Annualized Average Equity[2]	20.8%	20.5%	30 bps
Return on Annualized Average Equity[3]	20.2%	19.4%	80 bps

Shares	1H23	1H22	Variation
Net Income per Share - Basic - R$	1.70	1.45	17.5%
Book Value per Share - R$ (Outstanding on 06/30)	17.27	15.37	12.3%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.54	0.35	53.8%
Average Financial Daily Trading Volume	1.6	2.1	-26.0%
B3 (ON+PN)	0.9	0.9	-8.6%
NYSE (ADR)	0.7	1.2	-40.0%
Market Capitalization[4]	279.5	222.6	25.6%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4)Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Customer service: we are achieving increasing satisfaction scores by accelerating our digital transformation and driving our strategy through data.

We have become a digital organization, with an increasing interaction of our customers through digital channels and higher satisfaction rates. In addition, we have seen lower costs in service operations, which demonstrates our potential for economies of scale.

engagement and intensive use of channels
80% increase in the volume of customer interactions over the last 3 years

digital transformation
92% share of inbound service on digital channels

customer satisfaction
71 NPS points, an increase of 9 points compared to 2020.
52% reduction in unit cost

Initiatives

We have made it possible for more than 1 million companies to use balances from other banks to make payment initiation (Pix)

We now offer payment initiation for small and medium-sized corporate clients. The functionality, which has been available to ours individual clients since December 2022, is now available to corporate clients, who gain a simplified journey to transact with their balances allocated in other institutions through a single channel, the Itaú Empresas application.

Know more

We demystified credit by giving an overview of the customer's credit situation in our application

We have made available in our application the Credit Profile, a functionality that concentrates transparent information about credit decisions. In this way, we provide transparency about the client's credit context and their relationship with the market, enabling more informed decision making and building healthy access to credit.

Know more

We lauched a loan insurance to offer more peace of mind when buying a vehicle

With the new product of icarros, our mobility marketplace, in addition to protection in the payment of debts or amortization, we offer the customer assistance such as locksmith, tow truck and tire repairer.

Know more

We started to carry out credit derivatives transactions in Brazil

We worked to carry out a transaction on the first day that B3 started accepting the registration of the instrument. We believe it will be important to help the development of the country's credit and capital markets.

Know more

We launched "Gestão Integrada" (Integrated Management), a financial and accounting management solution

In a partnership between Itaú BBA and Accountfy, a technology company hosted in Cubo Itaú, we present Gestão Integrada, a platform that consolidates, automates and transforms management data into information for strategic decision making. With it, we give clients an easier and more transparent view of their companies' financial health, enabling them to make better decisions.

Know more

We enabled unprecedented financing conditions in the Brazilian agricultural market

We have launched an unprecedented type of financing for agricultural machinery for Brazilian farmers, who can purchase their agricultural equipment at Maqcampo, through a partnership with Itaú BBA. The payment can be made in a transaction with delivery in soybeans, in up to 5 years, in addition to fixing the price of the commodity over the period.

Know more

We created the Bioinsumos line, which encourages the commercialization and use of this category of inputs in production systems

As part of our ESG strategy and aiming to stimulate the adoption of new technologies by our clients towards an even more efficient agriculture and cattle-raising in carbon emissions, we launched the Bioinsumos line, a partnership between Itaú BBA and Agrivalle.

Know more



We launched a campaign to democratize the insurance culture in Brazil

Our proposal with this campaign is to disseminate and make the insurance culture accessible in Brazil. The initiative is part of a broad communication project with which we seek to take information about the use of products in a simple, fun, and objective way.

Know more

(in Portuguese only)

Awards and Recognition



Our CEO, Milton Maluhy, received the award for best CEO in the financial sector at the 23rd edition of the "Executivo de Valor" award.

PRÊMIO EXECUTIVO DE Valor 2023

1st place in the Institutional Investor

For the second year in a row, we won first place in all categories (including the new "Best Board of Directors" category) for Latin America in the annual ranking of Institutional Investor, one of the world's most respected financial publications. The award listens to analysts, investment managers and executives of financial institutions globally to define the winners and demonstrates the commitment to transparency and reliability on the information disclosed by recognized institutions and, at the same time, their openness to listen to their shareholders and anticipate their needs.

TOP 1000 WORLD BANKS 2023

We were recognized in the July edition of The Banker magazine, from the Financial Times Group, in first place in the ranking of the Best Banks in Brazil and in third place in the listing of the Best Performing Banks in Brazil.

Payment of Interest on Equity

We inform the Board of Directors approval, on June 7th, 2023, the payment of interest on capital to stockholders, in the amount of R$0.2663 per share, with income tax withholding at a rate of 15%[1], resulting in net interest of R$0.226355 per share, which will be paid on August 25th, 2023, based on the final stockholding position recorded on June 19th, 2023, with their shares traded ex-rights starting June 20th, 2023. The interest on capital already declared on March 13th, 2023, in the net amount of R$0.2227 per share, will also be paid in August 25th, 2023.

(1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Access the Material Fact

Increased shareholding in Banco Itaú Chile

We received the last pending regulatory authorization to increase its shareholding in Banco Itaú Chile ("Itaú Chile" - formerly named Itaú Corpbanca). Therefore, we will move forward with the proposed voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Chile.

We hereby inform that the holders of shares that represent approximately 1.07% of its total capital stock, have tendered them in the voluntary offer held concurrently in Chile and in the United States between June 6th, 2023, and July 5th, 2023. After the settlement of the tender offers, we hold, directly or indirectly, shares representing 66.69% of Banco Itaú Chile's total capital stock.

Access the Annoucement to the Market of 05.29.2023 **Access the Annoucement to the Market of 07.10.2023**

Re-election of members of the Board of Directors

On April 25th, 2023, we held our Annual General Stockholders' Meeting in a fully digital format and, among other matters, approved the re-election of the 12 members of our Board of Directors.

As of 2023, CVM (Securities and Exchange Commission of Brazil) has required a minimum number of independent members on the Board of Directors of publicly-held companies, corresponding to 20% of the total number of directors (CVM Resolution No. 168/22). This practice was already adopted by us in our bylaws, which provide that at least one third of the members of the Board must be independent. Of the 12 members elected at the April 25th, 2023, Meeting, 5 are independent, which represents a percentage of 41%.

Constitution of Joint Venture - Totvs Techfin S.A.

On April 12th, 2022, we entered into an agreement with TOTVS to establish a joint venture, preliminarily called Totvs Techfin S.A., which will combine technology and financial solutions, adding the complementary expertise of the partners to offer corporate customers, in an agile and integrated way, the best experiences of contracting products directly on the platforms already offered by TOTVS.

TOTVS will contribute the assets of its current TECHFIN operation to the company of which we will become partners with a 50% stake in the share capital, with each partner being able to appoint half of the members of the Board of Directors and the Executive Board. For the participation, we will pay TOTVS the amount of R$610 and, as a complementary price ("earn-out"), we will pay up to R$450 after five years upon the achievement of goals aligned with growth and performance objectives. In addition, we will contribute with the funding commitment for current and future operations, credit expertise and new product development at TECHFIN. The effective acquisition and financial settlement took place on July 31st, 2023 after the necessary regulatory approvals.

Acknowledgements_

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors on August 07, 2023).

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantino
Carlos Orestes Vanzo
Flavio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
Eric André Altafim
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Maira Blini de Carvalho
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob [1]
Rubens Fogli Netto
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

1) Group Head of Investor Relations and Market Intelligence.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fábio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

Officers (continued)

Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Márcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiubi Novaes (1)
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Odacir José Fernandes Peixoto
Paula Magalhães Cardoso Neves (2)
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo André Leiras Carneiro
Rodrigo Eduardo de Faria Penteado (1)
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vinicius Santana (3)
Wagner Bettini Sanches

1) Elected at the Extraordinary General Stockholders´ Meeting of July 07, 2023, in phase of approval by BACEN.
2) Resignation recorded of Officer on July 07, 2023.
3) Elected at the Extraordinary General Stockholders´ Meeting of August 04, 2023, in phase of approval by BACEN.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	06/30/2023	12/31/2022
Current and Non-current assets		**2,548,077**	**2,431,957**
Cash		**30,636**	**35,381**
Interbank investments	**2c IV, 4**	**267,688**	**279,609**
Money market		211,552	218,147
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,827	1,981
Interbank deposits		53,309	59,481
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**932,301**	**834,553**
Own portfolio		345,176	309,356
Subject to repurchase commitments		158,678	108,082
Pledged in guarantee		54,534	44,627
Securities under resale agreements with free movement		50,882	58,975
Deposited with the Central Bank of Brazil		201	-
Derivative financial instruments		72,773	78,341
Assets guaranteeing technical provisions	8b	250,057	235,172
Interbank accounts		**211,370**	**184,125**
Pending settlement		74,603	68,346
Central Bank of Brazil deposits		136,749	115,748
National Housing System (SFH)		1	13
Correspondents		17	18
Interbranch accounts		**17**	**49**
Loan, lease and other credit operations	**6**	**843,565**	**853,063**
Operations with credit granting characteristics	2c VII	897,183	906,188
(Provision for loan losses)	2c VIII	(53,618)	(53,125)
Other receivables		**257,597**	**240,873**
Current tax assets		11,202	10,799
Deferred tax assets	11b I	63,484	60,464
Sundry	10a	182,911	169,610
Other assets	**2c IX**	**4,903**	**4,304**
Assets held for sale		674	665
(Valuation allowance)		(238)	(263)
Unearned reinsurance premiums		25	28
Prepaid expenses	2c IX, 10c	4,442	3,874
Permanent assets		**37,691**	**38,001**
Investments	**2c X**	**12,418**	**13,216**
Associates and joint ventures		6,298	5,912
Other investments		6,127	7,311
(Allowance for losses)		(7)	(7)
Real estate	**2c XI, 13**	**7,124**	**7,063**
Fixed assets		4,948	4,887
Other fixed assets		17,256	16,802
(Accumulated depreciation)		(15,080)	(14,626)
Goodwill and Intangible assets	**2c XII, 2c XIII, 14**	**18,149**	**17,722**
Goodwill		1,094	592
Intangible assets		41,415	39,412
(Accumulated amortization)		(24,360)	(22,282)
Total assets		**2,585,768**	**2,469,958**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	06/30/2023	12/31/2022
Current and Non-current liabilities		**2,407,344**	**2,300,223**
Deposits	**2c IV, 7b**	**923,281**	**871,438**
Demand deposits		114,061	117,587
Savings deposits		174,464	179,764
Interbank deposits		7,787	4,894
Time deposits		620,223	564,215
Other deposits		6,746	4,978
Deposits received under securities repurchase agreements	**2c IV, 7c**	**343,474**	**320,517**
Own portfolio		153,427	100,488
Third-party portfolio		112,798	144,716
Free portfolio		77,249	75,313
Funds from acceptances and issuance of securities	**2c IV, 7d**	**289,836**	**256,495**
Real estate, mortgage, credit and similar notes		215,238	181,580
Foreign loans through securities		66,942	70,594
Funding from structured operations certificates		7,656	4,321
Interbank accounts		**83,805**	**82,482**
Pending settlement		81,076	82,254
Correspondents		2,729	228
Interbranch accounts		**13,175**	**11,685**
Third-party funds in transit		13,168	11,683
Internal transfer of funds		7	2
Borrowing and onlending	**2c IV, 7e**	**102,436**	**115,441**
Borrowing		90,335	103,585
Onlending		12,101	11,856
Derivative financial instruments	**2c VI, 5f**	**68,027**	**78,512**
Technical provision for insurance, pension plan and premium bonds	**2c XV, 8a**	**253,994**	**238,070**
Allowance for financial guarantees provided and loan commitments	**6c**	**3,716**	**3,465**
Provisions	**9b**	**17,098**	**16,580**
Other liabilities		**308,502**	**305,538**
Current tax liabilities	2c XVI, 2c XVIII, 11c	11,064	10,657
Deferred tax liabilities	11b II	5,229	5,199
Subordinated debt	7f	44,184	54,540
Sundry	10d	248,025	235,142
Total stockholders' equity of controlling shareholders	**15**	**169,199**	**160,925**
Capital		90,729	90,729
Capital reserves		2,270	2,477
Revenue reserves		86,900	76,600
Other comprehensive income	2c V, 2c VI	(10,591)	(8,810)
(Treasury shares)		(109)	(71)
Non-controlling interests	15e	9,225	8,810
Total stockholders' equity		**178,424**	**169,735**
Total liabilities and stockholders' equity		**2,585,768**	**2,469,958**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Income related to financial operations		**134,331**	**91,442**
Loan, lease and other credit operations		64,303	52,942
Securities, derivative financial instruments and other		49,720	25,264
Financial income related to insurance, pension plan and premium bonds operations		14,440	9,734
Foreign exchange operations		(245)	(897)
Compulsory deposits		6,113	4,399
Expenses related to financial operations		**(87,809)**	**(50,757)**
Money market		(74,964)	(43,056)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(14,003)	(9,609)
Borrowing and onlending		1,158	1,908
Income related to financial operations before loan losses		**46,522**	**40,685**
Result of provision for loan losses	**6**	**(16,265)**	**(13,447)**
Expenses for provision for loan losses		(18,504)	(14,642)
Income related to recovery of credits written off as loss		2,239	1,195
Gross income related to financial operations		**30,257**	**27,238**
Other operating revenues / (expenses)		**(9,897)**	**(8,537)**
Commissions and banking fees	10e	23,446	23,012
Result from insurance, pension plan and premium bonds operations		2,597	2,225
Personnel expenses	10f	(13,953)	(13,502)
Other administrative expenses	10g	(12,239)	(10,936)
Provision expenses	9b	(2,344)	(1,844)
Provision for lawsuits civil		(819)	(397)
Provison for labor claims		(1,317)	(1,183)
Provison for tax and social security obligations and Other risks		(208)	(264)
Tax expenses	2c XVIII, 11a II	(5,056)	(4,687)
Equity in earnings of associates, joint ventures and other investments		407	230
Other operating revenues		2,820	2,435
Other operating expenses	10h	(5,575)	(5,470)
Operating income		**20,360**	**18,701**
Non-operating income	**3**	**39**	**640**
Income before taxes on income and profit sharing		**20,399**	**19,341**
Income tax and social contribution	**2c XVIII, 11a I**	**(3,220)**	**(4,497)**
Due on operations for the period		(6,350)	(4,822)
Related to temporary differences		3,130	325
Profit sharing – Management Members - Statutory	**16b**	**(139)**	**(121)**
Non-controlling interests	**15e**	**(383)**	**(544)**
Net income		**16,657**	**14,179**
Earnings per share - Basic	**18**		
Common		1.70	1.45
Preferred		1.70	1.45
Earnings per share - Diluted	**18**		
Common		1.69	1.44
Preferred		1.69	1.44
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,837,567,276	4,838,833,377
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,891,767,691	4,875,507,563

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Consolidated net income		**17,040**	**14,723**
Financial assets available for sale		32	(668)
Change in fair value		(1,081)	(1,783)
Tax effect		505	666
(Gains) / losses transferred to income statement		1,106	817
Tax effect		(498)	(368)
Hedge		320	(218)
Cash flow hedge	5f V	147	(273)
Change in fair value		276	(461)
Tax effect		(129)	188
Hedge of net investment in foreign operation	5f V	173	55
Change in fair value		334	131
Tax effect		(161)	(76)
Remeasurements of liabilities for post-employment benefits (1)		(13)	(6)
Remeasurements	19	(24)	(11)
Tax effect		11	5
Foreign exchange variation in foreign investments		(2,120)	(2,728)
Total other comprehensive income		**(1,781)**	**(3,620)**
Total comprehensive income		**15,259**	**11,103**
Comprehensive income attributable to the owners of the parent company		**14,876**	**10,559**
Comprehensive income attributable to non-controlling interests		**383**	**544**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Attributed to owners of the parent company											
						Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	**-**	**144,554**	**11,022**	**155,576**
Transactions with owners		-	457	(162)	-	-	-	-	-	-	295	(1,230)	**(935)**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	521	-	**521**
Recognition of share-based payment plans		-	-	(226)	-	-	-	-	-	-	(226)	-	**(226)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(1,230)	**(1,230)**
Corporate reorganization	2c XIV, 3	-	-	-	(787)	-	-	-	-	-	(787)	-	**(787)**
Other [3]		-	-	-	(20)	-	-	-	-	-	(20)	-	**(20)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	79	79	-	**79**
Total comprehensive income		-	-	-	-	(668)	(6)	(2,728)	(218)	14,179	10,559	544	**11,103**
Consolidated net income		-	-	-	-	-	-	-	-	14,179	14,179	544	**14,723**
Other comprehensive income		-	-	-	-	(668)	(6)	(2,728)	(218)	-	(3,620)	-	**(3,620)**
Appropriations:													
Legal reserve		-	-	-	723	-	-	-	-	(723)	-	-	**-**
Statutory reserves		-	-	-	9,494	-	-	-	-	(9,494)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(301)	**(301)**
Interest on capital		-	-	-	-	-	-	-	-	(4,041)	(4,041)	-	**(4,041)**
Total - 06/30/2022	**15**	**90,729**	**(71)**	**2,085**	**66,468**	**(2,931)**	**(1,492)**	**3,282**	**(7,431)**	**-**	**150,639**	**10,035**	**160,674**
Change in the period		**-**	**457**	**(162)**	**9,410**	**(668)**	**(6)**	**(2,728)**	**(218)**	**-**	**6,085**	**(987)**	**5,098**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,255)**	**-**	**160,925**	**8,810**	**169,735**
Transactions with owners		-	(38)	(207)	-	-	-	-	-	-	(245)	419	**174**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	(689)	-	**(689)**
Result of delivery of treasury shares	15	-	651	(7)	-	-	-	-	-	-	644	-	**644**
Recognition of share-based payment plans		-	-	(200)	-	-	-	-	-	-	(200)	-	**(200)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	419	**419**
Corporate reorganization	2c XIV, 3	-	-	-	(190)	-	-	-	-	-	(190)	-	**(190)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	47	47	-	**47**
Total comprehensive income		-	-	-	-	32	(13)	(2,120)	320	16,657	14,876	383	**15,259**
Consolidated net income		-	-	-	-	-	-	-	-	16,657	16,657	383	**17,040**
Other comprehensive income		-	-	-	-	32	(13)	(2,120)	320	-	(1,781)	-	**(1,781)**
Appropriations:													
Legal reserve		-	-	-	818	-	-	-	-	(818)	-	-	**-**
Statutory reserves		-	-	-	9,672	-	-	-	-	(9,672)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(387)	**(387)**
Interest on capital		-	-	-	-	-	-	-	-	(6,214)	(6,214)	-	**(6,214)**
Total - 06/30/2023	**15**	**90,729**	**(109)**	**2,270**	**86,900**	**(2,987)**	**(1,533)**	**864**	**(6,935)**	**-**	**169,199**	**9,225**	**178,424**
Change in the period		**-**	**(38)**	**(207)**	**10,300**	**32**	**(13)**	**(2,120)**	**320**	**-**	**8,274**	**415**	**8,689**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

2) Includes Cash flow hedge and hedge of net investment in foreign operation.

3) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Adjusted net income		**48,027**	**63,410**
Net income		16,657	14,179
Adjustments to net income:		31,370	49,231
Share-based payment		(142)	(158)
Effects of changes in exchange rates on cash and cash equivalents		9,116	30,615
Provision for loan losses	6c	18,504	14,642
Income from interest and foreign exchange variation from operations with subordinated debt		1,252	(549)
Change in technical provisions for insurance, pension plan and premium bonds		7,286	5,538
Depreciation and amortization		3,260	2,714
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	541	769
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,141	1,849
Revenue from update / charges on deposits in guarantee	9b	(460)	(534)
Deferred taxes (excluding hedge tax effects)		(831)	257
Equity in earnings of associates, joint ventures and other investments		(407)	(230)
Income from foreign exchange and income related to available for sale securities		(8,724)	(5,651)
Income from foreign exchange and income related to held to maturity securities		(1,683)	(2,008)
Income from sale of available for sale financial assets		1,106	817
Income from sale of investments, assets held for sale and fixed assets		2	(3)
Income from non-controlling interests	15e	383	544
Other		26	619
Change in assets and liabilities		**19,606**	**23,820**
(Increase) / decrease in assets			
Interbank investments		33,268	23,043
Securities and derivative financial instruments (assets / liabilities)		(75,973)	(16,698)
Compulsory deposits with the Central Bank of Brazil		(21,001)	(7,759)
Interbank and interbranch accounts (assets / liabilities)		(3,399)	14,211
Loan, lease and other credit operations		(9,296)	(53,520)
Other receivables and other assets		18,335	(6,735)
(Decrease) / increase in liabilities			
Deposits		51,843	(21,679)
Deposits received under securities repurchase agreements		22,957	(8,485)
Funds from acceptances and issuance of securities		33,341	62,293
Borrowing and onlending		(13,005)	23,007
Technical provision for insurance, pension plan and premium bonds		8,156	1,066
Provisions and Other liabilities		(20,622)	18,805
Payment of income tax and social contribution		(4,998)	(3,729)
Net cash provided by / (used in) operating activities		**67,633**	**87,230**
Dividends / Interest on capital received from associates and joint ventures		250	39
Funds received from sale of available for sale securities		7,401	13,278
Funds received from redemption of held to maturity securities		22,158	5,966
(Purchase) / Disposal of Held for sale securities		266	184
Disposal of Investments		1,257	390
Disposal of Fixed assets		61	22
Termination of Intangible asset agreements		58	6
(Purchase) of Available for sale securities		(42,596)	(34,437)
(Purchase) of Held to maturity securities		(9,877)	(19,327)
(Purchase) of Investments	3	(249)	(7,601)
(Purchase) of Fixed assets		(973)	(853)
(Purchase) of Intangible assets	14	(2,999)	(2,963)
Net cash provided by / (used in) investing activities		**(25,243)**	**(45,296)**
Subordinated debt obligations redemptions		(11,608)	(8,705)
Change in non-controlling interests		419	(1,230)
Acquisition of treasury shares		(689)	-
Result of delivery of treasury shares		586	453
Dividends and interest on capital paid to non-controlling interests	15a	(387)	(301)
Dividends and interest on capital paid		(4,993)	(3,229)
Net cash provided by / (used in) financing activities		**(16,672)**	**(13,012)**
Net increase / (decrease) in cash and cash equivalents		**25,718**	**28,922**
Cash and cash equivalents at the beginning of the period		85,183	91,925
Effects of changes in exchange rates on cash and cash equivalents		(9,116)	(30,615)
Cash and cash equivalents at the end of the period	2c III	101,785	90,232
Cash		30,636	33,839
Interbank deposits		7,073	6,197
Money market - Collateral held		64,076	50,196

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Income		**149,267**	**106,889**
Financial operations		136,630	92,024
Commissions and Banking Fees	10e	23,446	23,012
Result from insurance, pension plan and premium bonds operations		2,597	2,225
Result from loan losses	6	(16,265)	(13,447)
Other		2,859	3,075
Expenses		**(94,411)**	**(56,888)**
Financial operations		(87,809)	(50,757)
Other		(6,602)	(6,131)
Inputs purchased from third parties		**(9,038)**	**(8,279)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(3,942)	(3,677)
Other		(5,096)	(4,602)
Data processing and telecommunications	10g	(2,429)	(1,963)
Advertising, promotions and publication	10g	(893)	(773)
Installations and Materials		(1,108)	(1,139)
Other		(666)	(727)
Gross added value		**45,818**	**41,722**
Depreciation and amortization	**10g**	**(2,529)**	**(2,031)**
Net added value produced by the company		**43,289**	**39,691**
Added value received through transfer - Results of equity method		**407**	**230**
Total added value to be distributed		**43,696**	**39,921**
Distribution of added value		**43,696**	**39,921**
Personnel		**13,635**	**13,251**
Direct compensation		10,909	10,003
Benefits		2,112	2,774
FGTS – government severance pay fund		614	474
Taxes, fees and contributions		**12,349**	**11,321**
Federal		11,474	10,474
Municipal		875	847
Return on third parties' capital - Rent		**672**	**626**
Return on capital		**17,040**	**14,723**
Dividends and interest on capital		6,214	4,041
Retained earnings attributable to controlling shareholders		10,443	10,138
Retained earnings attributable to non-controlling shareholders		383	544

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	06/30/2023	12/31/2022
Current and Non-current assets		**222,972**	**216,151**
Cash		**2,543**	**717**
Interbank investments	**2c IV, 4**	**55,966**	**54,227**
Money market		32,732	13,281
Interbank deposits		23,234	40,946
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**1,369**	**1,212**
Own portfolio		1,119	1,185
Derivative financial instruments		250	27
Interbranch accounts		**15**	**47**
Loan, lease and other credit operations	**6**	**132,634**	**131,978**
Operations with credit granting characteristics	2c VII	146,738	146,013
(Provision for loan losses)	2c VIII	(14,104)	(14,035)
Other receivables		**29,936**	**27,279**
Current tax assets		3,992	3,769
Deferred tax assets	11b I	14,256	12,025
Income receivable		5,313	6,318
Deposits in guarantee for contingent, provisions and legal obrigations		1,837	1,830
Sundry		4,538	3,337
Other assets	**2c IX**	**509**	**691**
Assets held for sale		51	55
(Valuation allowance)		(8)	(8)
Prepaid expenses		466	644
Permanent assets		**173,371**	**165,005**
Investments	**2c X, 12**	**172,963**	**164,561**
Subsidiaries		172,963	164,561
Real estate	**2c XI**	**4**	**4**
Other fixed assets		14	14
(Accumulated depreciation)		(10)	(10)
Intangible assets	**2c XIII**	**404**	**440**
Intangible assets		3,276	3,317
(Accumulated amortization)		(2,872)	(2,877)
Total assets		**396,343**	**381,156**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**225,766**	**219,056**
Deposits	**2c IV**	**77,884**	**76,202**
Demand deposits		130	269
Interbank deposits		77,754	75,917
Other deposits		-	16
Deposits received under securities repurchase agreements	**2c IV**	**18,980**	**-**
Free portfolio		18,980	-
Funds from acceptances and issuance of securities	**2c IV, 7d**	**4,033**	**8,525**
Real estate, mortgage, credit and similar notes		1,004	-
Foreign loans through securities		3,029	8,525
Interbank accounts		**50,334**	**53,510**
Pending settlement		50,334	53,510
Borrowing and onlending	**2c IV**	**-**	**48**
Onlending		-	48
Allowance for loan commitments	**6c**	**551**	**517**
Provisions		**1,131**	**1,106**
Other liabilities		**72,853**	**79,148**
Current tax liabilities	2c XVI, 2c XVIII, 11c	2,137	1,187
Deferred tax liabilities	11b II	711	806
Social and statutory		4,795	4,465
Subordinated debt	7f	36,593	46,929
Sundry		28,617	25,761
Stockholders' equity	**15**	**170,577**	**162,100**
Capital		90,729	90,729
Capital reserves		2,270	2,477
Revenue reserves		85,111	75,103
Other comprehensive income	2c V, 2c VI	(7,424)	(6,138)
(Treasury shares)		(109)	(71)
Total liabilities and stockholders' equity		**396,343**	**381,156**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Income related to financial operations		**11,085**	**1,783**
Loan, lease and other credit operations		8,645	-
Securities, derivative financial instruments and other		2,446	1,784
Foreign exchange operations		(6)	(1)
Expenses related to financial operations		**(7,547)**	**(2,090)**
Money market		(7,048)	(2,090)
Borrowing and onlending		(499)	-
Income related to financial operations before loan losses		**3,538**	**(307)**
Result of provision for loan losses	**6**	**(5,767)**	**-**
Expenses for provision for loan losses		(6,134)	-
Income related to recovery of credits written off as loss		367	-
Gross income related to financial operations		**(2,229)**	**(307)**
Other operating revenues / (expenses)		**16,732**	**12,976**
Commissions and banking fees		5,096	-
Personnel expenses		(95)	(72)
Other administrative expenses		(2,543)	(59)
Provision expenses		(276)	1
Provision for lawsuits civil		(292)	-
Provison for labor claims		(8)	-
Provison for tax and social security obligations and Other risks		24	1
Tax expenses	11a II	(842)	(159)
Equity in earnings of subsidiaries	12	17,156	13,304
Other operating revenues / (expenses)		(1,764)	(39)
Operating income		**14,503**	**12,669**
Non-operating income		**(12)**	**-**
Income before taxes on income and profit sharing		**14,491**	**12,669**
Income tax and social contribution	**2c XVIII**	**1,883**	**1,801**
Due on operations for the period		(476)	(117)
Related to temporary differences		2,359	1,918
Profit sharing – Management Members - Statutory		**(9)**	**(8)**
Net income		**16,365**	**14,462**
Earnings per share - Basic			
Common		1.67	1.48
Preferred		1.67	1.48
Earnings per share - Diluted			
Common		1.66	1.47
Preferred		1.66	1.47
Weighted average number of outstanding shares - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,837,567,276	4,838,833,377
Weighted average number of outstanding shares - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,891,767,691	4,875,507,563

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	01/01 to 06/30/2023	01/01 to 06/30/2022
Net income	**16,365**	**14,462**
Financial assets available for sale	521	(281)
Associates / Subsidiaries	521	(281)
Hedge	328	(220)
Cash flow hedge	154	(275)
Change in fair value	(44)	80
Tax effect	21	(38)
Associates / Subsidiaries	177	(317)
Hedge of net investment in foreign operation	174	55
Change in fair value	163	195
Tax effect	(87)	(100)
Associates / Subsidiaries	98	(40)
Remeasurements of liabilities for post-employment benefits (1)	(14)	(6)
Associates / Subsidiaries	(14)	(6)
Foreign exchange variation in foreign investments	(2,121)	(2,729)
Change in fair value	(199)	(611)
Associates / Subsidiaries	(1,922)	(2,118)
Total other comprehensive income	**(1,286)**	**(3,236)**
Total comprehensive income	**15,079**	**11,226**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders' Equity

(In millions of reais)

						Other comprehensive income					
	Note	**Capital**	**Treasury shares**	**Capital reserves**	**Revenue reserves**	**Available for sale securities Adjustments**	**Remeasurements of liabilities of post-employment benefits**	**Conversion adjustments of foreign investments**	**Gains and losses – Hedge [1]**	**Retained earnings**	**Total**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Transactions with owners		-	457	(162)	-	-	-	-	-	-	**295**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	**521**
Recognition of share-based payment plans		-	-	(226)	-	-	-	-	-	-	**(226)**
Corporate reorganization	2c XIV, 3	-	-	-	(898)	-	-	-	-	-	**(898)**
Other [2]		-	-	-	11	-	-	-	-	-	**11**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	79	**79**
Total comprehensive income		-	-	-	-	(281)	(6)	(2,729)	(220)	14,462	**11,226**
Net income		-	-	-	-	-	-	-	-	14,462	**14,462**
Other comprehensive income		-	-	-	-	-	-	(611)	137	-	**(474)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(281)	(6)	(2,118)	(357)	-	**(2,762)**
Appropriations:											
Legal reserve		-	-	-	723	-	-	-	-	(723)	**-**
Statutory reserves		-	-	-	9,777	-	-	-	-	(9,777)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(4,041)	**(4,041)**
Total - 06/30/2022	**15**	**90,729**	**(71)**	**2,085**	**64,778**	**(2,378)**	**(1,492)**	**2,414**	**(4,829)**	**-**	**151,236**
Change in the period		**-**	**457**	**(162)**	**9,613**	**(281)**	**(6)**	**(2,729)**	**(220)**	**-**	**6,672**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Transactions with owners		-	(38)	(207)	-	-	-	-	-	-	**(245)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	651	(7)	-	-	-	-	-	-	**644**
Recognition of share-based payment plans		-	-	(200)	-	-	-	-	-	-	**(200)**
Corporate reorganization	2c XIV, 3	-	-	-	(190)	-	-	-	-	-	**(190)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	47	**47**
Total comprehensive income		-	-	-	-	521	(14)	(2,121)	328	16,365	**15,079**
Net income		-	-	-	-	-	-	-	-	16,365	**16,365**
Other comprehensive income		-	-	-	-	-	-	(199)	53	-	**(146)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	521	(14)	(1,922)	275	-	**(1,140)**
Appropriations:											
Legal reserve		-	-	-	818	-	-	-	-	(818)	**-**
Statutory reserves		-	-	-	9,380	-	-	-	-	(9,380)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(6,214)	**(6,214)**
Total - 06/30/2023	**15**	**90,729**	**(109)**	**2,270**	**85,111**	**(1,554)**	**(1,534)**	**(5)**	**(4,331)**	**-**	**170,577**
Change in the period		**-**	**(38)**	**(207)**	**10,008**	**521**	**(14)**	**(2,121)**	**328**	**-**	**8,477**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

2) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Adjusted net income		**3,068**	**(2,562)**
Net income		16,365	14,462
Adjustments to net income:		(13,297)	(17,024)
Share-based payment		(142)	(158)
Provision for loan losses	6c	6,134	-
Income from interest and foreign exchange variation from operations with subordinated debt		46	(1,690)
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		18	-
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		299	-
Revenue from update / charges on deposits in guarantee		(98)	-
Deferred taxes		(2,359)	(1,918)
Equity in earnings of subsidiaries	12	(17,156)	(13,304)
Amortization of goodwill		23	23
Income from foreign exchange and income related to available for sale securities		(81)	-
Effects of changes in exchange rates on cash and cash equivalents		2	23
Other		17	-
Change in assets and liabilities		**6,512**	**10,220**
(Increase) / decrease in assets			
Interbank investments		(1,271)	9,889
Securities and derivative financial instruments		(77)	349
Interbank and interbranch accounts (assets / liabilities)		(3,144)	-
Loan, lease and other credit operations		(6,790)	-
Other receivables and Other assets		(747)	892
(Decrease) / increase in liabilities			
Deposits		1,682	-
Deposits received under securities repurchase agreements		18,980	-
Funds from acceptances and issuance of securities		(4,492)	(204)
Borrowing and onlending		(48)	-
Provisions and Other liabilities		2,438	(706)
Payment of income tax and social contribution		(19)	-
Net cash provided by / (used in) operating activities		**9,580**	**7,658**
Dividends and interest on capital received		8,675	2,759
Funds received from sale of available for sale securities		1	-
(Purchase) / disposal of Investments		(501)	(2)
(Purchase) / disposal of Fixed assets		19	-
Net cash provided by / (used in) investing activities		**8,194**	**2,757**
Subordinated debt obligations redemptions		(10,382)	(7,094)
Result of delivery of treasury shares		586	453
Acquisition of treasury shares		(689)	-
Dividends and interest on capital paid		(4,993)	(3,229)
Net cash provided by / (used in) financing activities		**(15,478)**	**(9,870)**
Net increase / (decrease) in cash and cash equivalents		**2,296**	**545**
Cash and cash equivalents at the beginning of the period		13,998	7,452
Effects of changes in exchange rates on cash and cash equivalents		(2)	(23)
Cash and cash equivalents at the end of the period	2c III	16,292	7,974
Cash		2,543	15
Money market - Collateral held		13,749	7,959

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	01/01 to 06/30/2023	01/01 to 06/30/2022
Income		**12,450**	**3,758**
Financial operations		11,085	1,784
Commissions and banking fees		5,096	-
Result from provision for loan losses		(5,767)	-
Other		2,036	1,974
Expenses		**(9,434)**	**(2,156)**
Financial operations		(7,547)	(2,090)
Other		(1,887)	(66)
Inputs purchased from third parties		**(2,543)**	**(59)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(563)	(30)
Advertising, promotions and publication		(113)	(19)
Other		(1,867)	(10)
Gross added value		**473**	**1,543**
Deprecitation and amortization		**(39)**	**(23)**
Net added value produced by the company		**434**	**1,520**
Added value received through transfer - Results of equity method	**12**	**17,156**	**13,304**
Total added value to be distributed		**17,590**	**14,824**
Distribution of added value		**17,590**	**14,824**
Personnel		71	54
Direct compensation		66	52
Benefits		4	2
FGTS – government severance pay fund		1	-
Taxes, fees and contributions		1,154	307
Federal		1,038	307
Municipal		116	-
Return on third parties' capital - Rent		-	1
Return on capital		16,365	14,462
Dividends and interest on capital		6,214	4,041
Retained earnings to shareholders		10,151	10,421

The accompanying notes are an integral part of these financial statements.

(*In millions of reais, except when indicated*)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on August 07, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Critical accounting estimates and judgments

The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	2b I and 2c I
Fair value of financial instruments	2b II and 17
Provision for loan losses	2b III, 6 and 21
Goodwill impairment	2b IV and 14
Deferred income tax and social contribution	2b V and 11
Defined benefit pension plans	2b VI and 19
Provisions, contingencies and legal obligations	2b VII and 9
Technical provisions for insurance, pension plan and premium bonds	2b VIII and 8

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED's involvement exposes it or entitles it to variable returns and where ITAÚ UNIBANCO HOLDING CONSOLIDATED can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

III - Provision for loan losses

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

IV - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

V - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and other technical studies.

VI - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

VII - Provisions, contingencies and legal obligations

ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its provisions, contingencies and legal obligations which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

VIII - Technical provisions for insurance, pension plan and premium bonds

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

c) Summary of main accounting practices

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2023	12/31/2022	06/30/2023	12/31/2022
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	65.27%	65.27%	65.27%	65.27%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	65.62%	65.62%	65.62%	65.62%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.

II - Foreign currency translation

II.I - Functional and presentation currency

The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Statement of Income, unless they are related to cash flow hedges and hedges of net investments in foreign operations, which are recognized in Stockholders' Equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Own liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

V - Securities

Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivative financial instruments

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion is recorded directly in the statement of income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders' equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loans, leases and other credit operations (operations with lending characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

IX - Other assets

They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.

X - Investments in associates and joint ventures

Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.

- Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.

- Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

XI - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

XII - Goodwill

Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

XIII - Intangible assets

Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company's equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years.

Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses.

XIV - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

XV - Insurance, pension plan and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in the result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

Insurance contract liabilities

Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

Liability adequacy test

ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

XVI - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the balance sheet under Provisions.

- **Possible:** which are disclosed in the Financial Statements, but no provision is recorded.

- **Remote:** which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Legal obligations, tax and social security obligations

Represented by amounts payable for tax liabilities, the constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion.

XVII - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XVIII - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders' Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Statement of income under Other administrative expenses.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Economic, Financial and Brokerage Advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Credit operations and financial guarantees provided:** refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

- **Collection services:** refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

XX - Post-employment benefits

Pension plans - defined benefit plans

The liability or asset, as the case may be, recognized in the balance sheet with respect to a defined benefit plan, corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders' equity, in the period in which they occur.

Note 3 - Business development

Banco Itaú Chile

ITAÚ CHILE is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CHILE held on July 13, 2021, the capital increase of ITAÚ CHILE in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CHILE.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CHILE for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders' agreement of ITAÚ CHILE was fully terminated.

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Banco Itaú Chile (ITAÚ CHILE) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015.

Part of these shares, equivalent to 1.40% of XP INC's capital, was sold on June 7 and 9, 2022 for the amount of R$ 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC's capital.

In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ R$ 1,068.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

ITAÚ UNIBANCO HOLDING, through its controlled company Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024.

The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023 after the necessary regulatory authorizations were obtained.

Note 4 - Interbank investments

	06/30/2023						12/31/2022	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**172,573**	**38,950**	**-**	**29**	**211,552**	**79.0%**	**218,147**	**78.0%**
Collateral held [(1)]	63,914	2,770	-	29	66,713	24.9%	48,949	17.5%
Collateral repledge	107,149	4,269	-	-	111,418	41.6%	145,883	52.2%
Assets received as collateral with right to sell or repledge	1,599	4,269	-	-	5,868	2.2%	16,955	6.1%
Assets received as collateral without right to sell or repledge	105,550	-	-	-	105,550	39.4%	128,928	46.1%
Short position	1,510	31,911	-	-	33,421	12.5%	23,315	8.3%
Money market and Interbank deposits – assets guaranteeing technical provisions	**2,827**	**-**	**-**	**-**	**2,827**	**1.1%**	**1,981**	**0.7%**
Interbank deposits	**34,440**	**7,952**	**2,705**	**8,212**	**53,309**	**19.9%**	**59,481**	**21.3%**
Total [(2)]	**209,840**	**46,902**	**2,705**	**8,241**	**267,688**	**100.0%**	**279,609**	**100.0%**
% per maturity date	78.4%	17.5%	1.0%	3.1%	100.0%			
Total 12/31/2022	**216,508**	**52,424**	**7,725**	**2,952**	**279,609**			
% per maturity date	77.4%	18.7%	2.8%	1.1%	100.0%			

1) Includes R$ 7,915 (R$ 14,576 at 12/31/2022) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

2) Includes a securities valuation allowance in the amount of R$ (16) (R$ (31) at 12/31/2022).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 13,749 (R$ 13,281 at 12/31/2022) with maturity up to 30 days, Money market – Collateral repledge amouting to R$ 2,371 (R$ 0 at 12/31/2022) with maturity up to 30 days, R$ 1,297 (R$ 0 at 12/31/2022) with maturity from 181 to 365 days and R$ 15,315 (R$ 0 at 12/31/2022) with maturity over 365 days, Interbank deposits amounting to R$ 0 (R$ 7,085 at 12/31/2022) with maturity up to 30 days, R$ 988 (R$ 9,824 at 12/31/2022) with maturity from 31 to 180 days, R$ 281 (R$ 0 at 12/31/2022) with maturity from 181 to 365 days and R$ 21,965 (R$ 24,037 at 12/31/2022) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

a) Summary per maturity

	06/30/2023											12/31/2022
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**335,104**	**1,429**	**(482)**	**336,051**	**35.9%**	**18,549**	**11,768**	**1,209**	**38,286**	**104,227**	**162,012**	**275,881**
Financial treasury bills	34,882	1	16	34,899	3.7%	-	11,688	-	418	5,351	17,442	22,685
National treasury bills	131,461	587	211	132,259	14.1%	18,537	-	1,142	28,765	51,555	32,260	87,901
National treasury notes	121,457	845	(541)	121,761	13.1%	12	80	67	4,486	32,015	85,101	111,256
National treasury / Securitization	80	-	20	100	-	-	-	-	-	-	100	111
Brazilian external debt bonds	47,224	(4)	(188)	47,032	5.0%	-	-	-	4,617	15,306	27,109	53,928
Government securities - abroad	**96,867**	**(41)**	**(133)**	**96,693**	**10.5%**	**24,828**	**16,669**	**11,485**	**12,782**	**18,784**	**12,145**	**85,201**
Argentina	3,353	(51)	(1)	3,301	0.4%	2,405	496	158	41	2	199	3,453
Chile	34,010	-	(29)	33,981	3.6%	13,814	7,428	8	539	7,490	4,702	24,682
Colombia	3,580	48	(32)	3,596	0.4%	80	-	115	545	1,345	1,511	3,262
Korea	10,766	-	-	10,766	1.2%	1,107	1,041	1,068	5,285	2,265	-	10,362
Spain	9,953	-	-	9,953	1.1%	428	1,467	3,300	1,378	3,380	-	9,904
United States	11,121	(40)	(110)	10,971	1.2%	891	1,610	557	-	3,178	4,735	9,665
Israel	456	4	-	460	-	-	-	-	460	-	-	860
Mexico	13,010	(2)	13	13,021	1.4%	2,271	2,749	5,075	2,437	467	22	13,960
Paraguay	3,775	-	20	3,795	0.4%	741	370	518	1,130	309	727	3,462
Peru	6	-	-	6	-	-	-	-	-	-	6	6
Czech Republic	1,725	-	1	1,726	0.2%	464	804	458	-	-	-	-
Switzerland	1,399	-	1	1,400	0.2%	1,400	-	-	-	-	-	4,403
Uruguay	3,713	-	4	3,717	0.4%	1,227	704	228	967	348	243	1,182
Corporate securities	**198,538**	**(104)**	**(4,148)**	**194,286**	**20.8%**	**26,003**	**6,828**	**9,517**	**13,193**	**21,324**	**117,421**	**178,663**
Shares	20,382	99	(1,221)	19,260	2.1%	19,260	-	-	-	-	-	15,527
Rural product note	40,182	1	(496)	39,687	4.3%	875	3,706	4,146	7,627	6,387	16,946	29,269
Bank deposit certificates	131	-	-	131	-	30	52	20	15	14	-	918
Real estate receivables certificates	6,420	(14)	(139)	6,267	0.7%	1	-	-	25	1,184	5,057	6,783
Fund quotas	**13,952**	**-**	**-**	**13,952**	**1.5%**	**4,359**	**-**	**907**	**197**	**3,421**	**5,068**	**15,003**
Credit rights	10,268	-	-	10,268	1.1%	675	-	907	197	3,421	5,068	11,155
Fixed income	3,010	-	-	3,010	0.3%	3,010	-	-	-	-	-	2,195
Variable income	674	-	-	674	0.1%	674	-	-	-	-	-	1,653
Debentures	94,043	(95)	(2,101)	91,847	9.8%	28	837	2,122	3,044	6,196	79,620	87,333
Eurobonds and other	6,941	(53)	(125)	6,763	0.7%	246	276	119	479	1,703	3,940	8,769
Financial bills	2,218	1	(1)	2,218	0.2%	790	131	13	258	344	682	2,910
Promissory and commercial notes	10,180	(13)	(84)	10,083	1.1%	200	439	1,623	1,521	1,801	4,499	8,830
Other	4,089	(30)	19	4,078	0.4%	214	1,387	567	27	274	1,609	3,321
PGBL / VGBL fund quotas (1)	**232,498**	**-**	**-**	**232,498**	**24.8%**	**232,498**	**-**	**-**	**-**	**-**	**-**	**216,467**
Subtotal - securities	**863,007**	**1,284**	**(4,763)**	**859,528**	**92.0%**	**301,878**	**35,265**	**22,211**	**64,261**	**144,335**	**291,578**	**756,212**
Trading securities	438,061	1,284	-	439,345	47.0%	258,175	11,851	1,982	7,507	68,902	90,928	368,441
Available for sale securities	265,904	-	(4,763)	261,141	28.0%	41,982	20,760	15,500	21,164	34,577	127,158	218,284
Held to maturity securities (2)	159,042	-	-	159,042	17.0%	1,721	2,654	4,729	35,590	40,856	73,492	169,487
Derivative financial instruments	**53,990**	**18,783**	**-**	**72,773**	**8.0%**	**12,261**	**4,758**	**9,786**	**11,264**	**10,679**	**24,025**	**78,341**
Total securities and derivative financial instruments (assets)	**916,997**	**20,067**	**(4,763)**	**932,301**	**100.0%**	**314,139**	**40,023**	**31,997**	**75,525**	**155,014**	**315,603**	**834,553**
Derivative financial instruments (liabilities)	**(51,908)**	**(16,119)**	**-**	**(68,027)**	**100.0%**	**(8,884)**	**(3,661)**	**(13,302)**	**(8,702)**	**(8,676)**	**(24,802)**	**(78,512)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).
2) Unrecorded adjustment to fair value in the amount of R$ (3,153) (R$ (5,490) at 12/31/2022), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (132) (R$ (87) from 01/01 to 06/30/2022) of Financial Assets Available for Sale. The income related to securities, derivative financial instruments and other totaled R$ 337 (R$ 64 from 01/01 to 06/30/2022).

b) Summary by portfolio

	06/30/2023							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
Government securities - Brazil	**130,035**	**132,150**	**47,056**	**13,414**	**201**	**-**	**13,195**	**336,051**
Financial treasury bills	20,163	10,768	-	2,774	201	-	993	34,899
National treasury bills	51,642	69,827	-	10,640	-	-	150	132,259
National treasury notes	54,959	51,555	3,195	-	-	-	12,052	121,761
National treasury / Securitization	100	-	-	-	-	-	-	100
Brazilian external debt bonds	3,171	-	43,861	-	-	-	-	47,032
Government securities - abroad	**69,145**	**7,249**	**2,799**	**17,430**	**-**	**-**	**70**	**96,693**
Argentina	2,894	350	-	57	-	-	-	3,301
Chile	27,029	6,897	-	55	-	-	-	33,981
Colombia	2,074	-	1,254	268	-	-	-	3,596
Korea	5,071	-	-	5,695	-	-	-	10,766
Spain	5,132	-	-	4,821	-	-	-	9,953
United States	9,577	-	949	445	-	-	-	10,971
Israel	-	-	460	-	-	-	-	460
Mexico	8,337	-	-	4,684	-	-	-	13,021
Paraguay	3,718	2	-	5	-	-	70	3,795
Peru	6	-	-	-	-	-	-	6
Czech Republic	1,726	-	-	-	-	-	-	1,726
Switzerland	-	-	-	1,400	-	-	-	1,400
Uruguay	3,581	-	136	-	-	-	-	3,717
Corporate securities	**145,996**	**19,279**	**1,027**	**23,690**	**-**	**-**	**4,294**	**194,286**
Shares	18,642	2	-	2	-	-	614	19,260
Rural product note	39,687	-	-	-	-	-	-	39,687
Bank deposit certificates	73	-	-	-	-	-	58	131
Real estate receivables certificates	6,267	-	-	-	-	-	-	6,267
Fund quotas	**13,516**	**-**	**-**	**101**	**-**	**-**	**335**	**13,952**
Credit rights	10,089	-	-	-	-	-	179	10,268
Fixed income	2,753	-	-	101	-	-	156	3,010
Variable income	674	-	-	-	-	-	-	674
Debentures	48,877	19,277	-	22,104	-	-	1,589	91,847
Eurobonds and other	5,682	-	1,027	32	-	-	22	6,763
Financial bills	833	-	-	-	-	-	1,385	2,218
Promissory and commercial notes	8,341	-	-	1,451	-	-	291	10,083
Other	4,078	-	-	-	-	-	-	4,078
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**232,498**	**232,498**
Subtotal - securities	**345,176**	**158,678**	**50,882**	**54,534**	**201**	**-**	**250,057**	**859,528**
Trading securities	94,738	97,376	4,295	5,403	-	-	237,533	439,345
Available for sale securities	186,221	39,776	7,196	21,603	201	-	6,144	261,141
Held to maturity securities	64,217	21,526	39,391	27,528	-	-	6,380	159,042
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**72,773**	**-**	72,773
Total securities and derivative financial instruments (assets)	**345,176**	**158,678**	**50,882**	**54,534**	**201**	**72,773**	**250,057**	**932,301**
Total securities and derivative financial instruments (assets) 12/31/2022	**309,356**	**108,082**	**58,975**	**44,627**	**-**	**78,341**	**235,172**	**834,553**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	06/30/2023										12/31/2022
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**171,983**	**1,429**	**173,412**	**39.5%**	**15,470**	**10,041**	**439**	**5,896**	**64,141**	**77,425**	**116,100**
Financial treasury bills	13,983	1	13,984	3.2%	-	9,962	-	418	778	2,826	9,624
National treasury bills	69,118	587	69,705	15.9%	15,458	-	372	1,868	34,322	17,685	29,130
National treasury notes	87,828	845	88,673	20.2%	12	79	67	3,598	29,029	55,888	76,638
Brazilian external debt bonds	1,054	(4)	1,050	0.2%	-	-	-	12	12	1,026	708
Government securities - abroad	**8,017**	**(41)**	**7,976**	**1.8%**	**3,641**	**1,479**	**130**	**713**	**203**	**1,810**	**4,662**
Argentina	1,569	(51)	1,518	0.3%	1,083	317	83	26	2	7	673
Chile	3,794	-	3,794	0.9%	2,546	88	7	47	92	1,014	1,647
Colombia	679	48	727	0.2%	-	-	-	-	18	709	850
United States	1,113	(40)	1,073	0.2%	2	1,057	12	-	2	-	285
Israel	456	4	460	0.1%	-	-	-	460	-	-	860
Mexico	24	(2)	22	-	-	-	-	-	-	22	13
Paraguay	35	-	35	-	-	3	-	-	-	32	40
Peru	6	-	6	-	-	-	-	-	-	6	6
Uruguay	341	-	341	0.1%	10	14	28	180	89	20	288
Corporate securities	**25,563**	**(104)**	**25,459**	**5.8%**	**6,564**	**330**	**1,413**	**897**	**4,560**	**11,695**	**31,212**
Shares	1,842	99	1,941	0.4%	1,941	-	-	-	-	-	4,183
Rural product note	14	1	15	-	-	-	-	-	-	15	-
Bank deposit certificates	70	-	70	-	14	12	20	13	11	-	204
Real estate receivables certificates	511	(14)	497	0.1%	1	-	-	-	1	495	669
Fund quotas	**13,939**	**-**	**13,939**	**3.2%**	**4,346**	**-**	**907**	**196**	**3,421**	**5,069**	**15,003**
Credit rights	10,268	-	10,268	2.3%	675	-	907	196	3,421	5,069	11,155
Fixed income	2,997	-	2,997	0.7%	2,997	-	-	-	-	-	2,195
Variable income	674	-	674	0.2%	674	-	-	-	-	-	1,653
Debentures	3,654	(95)	3,559	0.8%	2	30	23	72	70	3,362	3,861
Eurobonds and other	2,617	(53)	2,564	0.6%	-	87	-	322	693	1,462	3,867
Financial bills	1,388	1	1,389	0.3%	161	48	13	203	281	683	2,001
Promissory and commercial notes	304	(13)	291	0.1%	-	1	28	90	75	91	353
Other	1,224	(30)	1,194	0.3%	99	149	422	1	8	515	1,071
PGBL / VGBL fund quotas	**232,498**	**-**	**232,498**	**52.9%**	**232,498**	**-**	**-**	**-**	**-**	**-**	**216,467**
Total	**438,061**	**1,284**	**439,345**	**100.0%**	**258,173**	**11,850**	**1,982**	**7,506**	**68,904**	**90,930**	**368,441**
% per maturity date					58.8%	2.7%	0.5%	1.7%	15.7%	20.7%	
Total 12/31/2022	**368,998**	**(557)**	**368,441**	**100.0%**	**268,219**	**4,434**	**23,206**	**9,340**	**18,302**	**44,940**	
% per maturity date					72.8%	1.2%	6.3%	2.5%	5.0%	12.2%	

At 06/30/2023, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 0 (R$ 146 at 12/31/2022) with maturity over 365 days.

d) Available for sale securities

	06/30/2023										12/31/2022
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**70,144**	**(482)**	**69,662**	**26.7%**	**3,078**	**1,726**	**770**	**4,637**	**12,188**	**47,263**	**56,323**
Financial treasury bills	20,899	16	20,915	8.0%	-	1,726	-	-	4,573	14,616	13,061
National treasury bills	19,657	211	19,868	7.6%	3,078	-	770	3,749	5,456	6,815	13,663
National treasury notes	23,152	(541)	22,611	8.7%	-	-	-	888	910	20,813	24,441
National treasury / Securitization	80	20	100	-	-	-	-	-	-	100	111
Brazilian external debt bonds	6,356	(188)	6,168	2.4%	-	-	-	-	1,249	4,919	5,047
Government securities - abroad	**61,375**	**(133)**	**61,242**	**23.5%**	**19,571**	**12,636**	**6,869**	**4,857**	**8,769**	**8,540**	**53,543**
Argentina	1,784	(1)	1,783	0.7%	1,322	179	75	15	-	192	2,780
Chile	25,397	(29)	25,368	9.7%	11,267	7,341	1	487	3,800	2,472	18,230
Colombia	1,136	(32)	1,104	0.4%	-	-	-	-	757	347	567
United States	9,981	(110)	9,871	3.8%	890	526	544	-	3,177	4,734	9,380
Mexico	12,986	13	12,999	5.0%	2,270	2,750	5,074	2,438	467	-	13,947
Paraguay	3,636	20	3,656	1.4%	741	368	518	1,129	309	591	3,363
Czech Republic	1,725	1	1,726	0.7%	464	804	458	-	-	-	-
Switzerland	1,399	1	1,400	0.5%	1,400	-	-	-	-	-	4,403
Uruguay	3,331	4	3,335	1.3%	1,217	668	199	788	259	204	873
Corporate securities	**134,385**	**(4,148)**	**130,237**	**49.8%**	**19,332**	**6,400**	**7,858**	**11,671**	**13,622**	**71,354**	**108,418**
Shares	18,540	(1,221)	17,319	6.6%	17,319	-	-	-	-	-	11,344
Rural product note	40,168	(496)	39,672	15.2%	875	3,706	4,146	7,627	6,387	16,931	29,269
Bank deposit certificates	52	-	52	-	7	40	-	2	3	-	714
Real estate receivables certificates	2,913	(139)	2,774	1.1%	-	-	-	-	-	2,774	2,966
Fund quotas of fixed income	13	-	13	-	13	-	-	-	-	-	-
Debentures	55,236	(2,101)	53,135	20.3%	26	807	1,998	2,399	4,167	43,738	47,986
Eurobonds and other	4,258	(125)	4,133	1.6%	245	189	119	157	1,011	2,412	4,851
Financial bills	830	(1)	829	0.3%	629	83	-	55	62	-	909
Promissory and commercial notes	9,876	(84)	9,792	3.7%	200	435	1,595	1,431	1,726	4,405	8,477
Other	2,499	19	2,518	1.0%	18	1,140	-	-	266	1,094	1,902
Total	**265,904**	**(4,763)**	**261,141**	**100.0%**	**41,981**	**20,762**	**15,497**	**21,165**	**34,579**	**127,157**	**218,284**
% per maturity date					16.1%	8.0%	5.9%	8.1%	13.2%	48.7%	
Total 12/31/2022	**223,123**	**(4,839)**	**218,284**	**100.0%**	**44,404**	**12,196**	**17,088**	**26,316**	**20,488**	**97,792**	
% per maturity date					20.3%	5.6%	7.8%	12.1%	9.4%	44.8%	

At 06/30/2023, ITAÚ UNIBANCO HOLDING's portfolio comprises Financial Bills in the amount of R$ 1,119 (R$ 1,039 at 12/31/2022) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (789) (R$ (978) at 12/31/2022) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	06/30/2023									12/31/2022	
	Cost	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**	**Cost**	**Fair value**
Government securities - Brazil	**92,977**	**58.5%**	**-**	**-**	**-**	**27,752**	**27,901**	**37,324**	**91,747**	**103,458**	**100,336**
National treasury bills	42,686	26.9%	-	-	-	23,148	11,778	7,760	42,775	45,108	44,246
National treasury notes	10,477	6.6%	-	-	-	-	2,077	8,400	10,904	10,177	10,390
Brazilian external debt bonds	39,814	25.0%	-	-	-	4,604	14,046	21,164	38,068	48,173	45,700
Government securities - abroad	**27,475**	**17.3%**	**1,614**	**2,557**	**4,483**	**7,213**	**9,814**	**1,794**	**27,259**	**26,996**	**26,674**
Chile	4,819	3.0%	-	-	-	5	3,598	1,216	4,705	4,805	4,888
Colombia	1,765	1.1%	79	-	115	545	571	455	1,741	1,845	1,728
Korea	10,766	6.8%	1,107	1,041	1,068	5,285	2,265	-	10,732	10,362	10,198
Spain	9,953	6.3%	428	1,467	3,300	1,378	3,380	-	9,908	9,904	9,767
United States	27	-	-	27	-	-	-	-	27	-	-
Paraguay	104	0.1%	-	-	-	-	-	104	99	59	66
Uruguay	41	-	-	22	-	-	-	19	47	21	27
Corporate securities	**38,590**	**24.2%**	**107**	**97**	**245**	**624**	**3,142**	**34,375**	**36,883**	**39,033**	**36,987**
Bank deposit certificates	9	-	9	-	-	-	-	-	9	-	-
Real estate receivables certificates	2,996	1.9%	-	-	-	25	1,183	1,788	2,808	3,148	2,911
Debentures	35,153	22.1%	-	-	100	573	1,959	32,521	33,632	35,486	33,677
Eurobonds and other	66	-	-	-	-	-	-	66	67	51	52
Other	366	0.2%	98	97	145	26	-	-	367	348	347
Total [1]	**159,042**	**100.0%**	**1,721**	**2,654**	**4,728**	**35,589**	**40,857**	**73,493**	**155,889**	**169,487**	**163,997**
% per maturity date			1.1%	1.7%	3.0%	22.4%	25.7%	46.2%			
Total - 12/31/2022	**169,487**	**100.0%**	**14,161**	**1,125**	**2,014**	**8,592**	**46,637**	**96,958**	**163,997**		
% per maturity date			8.4%	0.7%	1.2%	5.1%	27.5%	57.1%			

1) In order to reflect lhe current risk management strategy, in lhe period ended at 06/30/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government securities - Brazil in the amount of R$ 249, before classified as Trading securities.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 16,180 (R$ 5,645 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	06/30/2023										12/31/2022
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	22,079	21,819	43,898	60.3%	1,768	2,459	1,828	6,351	9,040	22,452	47,109
Option agreements	15,771	(4,508)	11,263	15.5%	2,213	738	6,030	927	643	712	23,854
Forwards	6,492	9	6,501	8.9%	6,287	184	13	-	-	17	336
Credit derivatives	396	(77)	319	0.4%	4	-	7	18	15	275	491
NDF - Non Deliverable Forward	9,034	837	9,871	13.6%	1,313	1,374	1,902	3,966	970	346	6,140
Other derivative financial instruments	218	703	921	1.3%	676	3	6	2	11	223	411
Total	**53,990**	**18,783**	**72,773**	**100.0%**	**12,261**	**4,758**	**9,786**	**11,264**	**10,679**	**24,025**	**78,341**
% per maturity date					16.8%	6.5%	13.4%	15.5%	14.7%	33.1%	
Total 12/31/2022	**52,610**	**25,731**	**78,341**	**100.0%**	**22,526**	**3,120**	**4,041**	**8,359**	**10,106**	**30,189**	
% per maturity date					28.8%	4.0%	5.2%	10.7%	12.9%	38.4%	

	06/30/2023										12/31/2022
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(20,861)	(18,886)	(39,747)	58.4%	(1,246)	(1,656)	(1,968)	(5,409)	(7,001)	(22,467)	(39,460)
Option agreements	(16,985)	3,222	(13,763)	20.3%	(224)	(618)	(9,804)	(1,014)	(683)	(1,420)	(31,143)
Forwards	(6,249)	(3)	(6,252)	9.2%	(6,252)	-	-	-	-	-	(63)
Credit derivatives	(478)	183	(295)	0.4%	-	-	(1)	(1)	(3)	(290)	(604)
NDF - Non Deliverable Forward	(7,205)	(443)	(7,648)	11.2%	(1,133)	(1,385)	(1,516)	(2,268)	(888)	(458)	(6,626)
Other derivative financial instruments	(130)	(192)	(322)	0.5%	(29)	(2)	(13)	(10)	(101)	(167)	(616)
Total	**(51,908)**	**(16,119)**	**(68,027)**	**100.0%**	**(8,884)**	**(3,661)**	**(13,302)**	**(8,702)**	**(8,676)**	**(24,802)**	**(78,512)**
% per maturity date					13.1%	5.4%	19.6%	12.8%	12.7%	36.4%	
Total 12/31/2022	**(56,292)**	**(22,220)**	**(78,512)**	**100.0%**	**(8,381)**	**(5,577)**	**(11,332)**	**(17,268)**	**(9,085)**	**(26,869)**	
% per maturity date					10.7%	7.1%	14.4%	22.0%	11.6%	34.2%	

The result of derivative financial instruments in the period totaled R$ (3,300) (R$ (1,712) from 01/01 to 06/30/2022).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	06/30/2023	12/31/2022	06/30/2023	06/30/2023	06/30/2023	12/31/2022
Future contracts	**787,988**	**1,020,605**	-	-	-	-
Purchase commitments	**206,287**	**418,886**	-	-	-	-
Shares	384	3,395	-	-	-	-
Commodities	501	503	-	-	-	-
Interest	185,296	385,229	-	-	-	-
Foreign currency	20,106	29,759	-	-	-	-
Commitments to sell	**581,701**	**601,719**	-	-	-	-
Shares	585	11,702	-	-	-	-
Commodities	4,304	3,896	-	-	-	-
Interest	561,747	557,806	-	-	-	-
Foreign currency	15,065	28,315	-	-	-	-
Swap contracts			**1,218**	**2,933**	**4,151**	**7,649**
Asset position	**1,964,744**	**1,571,025**	**22,079**	**21,819**	**43,898**	**47,109**
Shares	129	-	-	-	-	-
Commodities	649	222	1	1	2	2
Interest	1,778,541	1,509,045	20,464	18,167	38,631	44,622
Foreign currency	185,425	61,758	1,614	3,651	5,265	2,485
Liability position	**1,964,744**	**1,571,025**	**(20,861)**	**(18,886)**	**(39,747)**	**(39,460)**
Shares	2,632	1,604	(383)	266	(117)	(121)
Commodities	2,063	609	(19)	9	(10)	(4)
Interest	1,752,479	1,491,476	(19,645)	(14,908)	(34,553)	(37,009)
Foreign currency	207,570	77,336	(814)	(4,253)	(5,067)	(2,326)
Option contracts	**1,977,669**	**1,362,928**	**(1,214)**	**(1,286)**	**(2,500)**	**(7,289)**
Purchase commitments - long position	**291,111**	**269,908**	**4,781**	**686**	**5,467**	**2,588**
Shares	94,044	131,508	3,659	1,164	4,823	1,650
Commodities	1,625	2,347	65	(17)	48	36
Interest	164,258	96,525	205	214	419	347
Foreign currency	31,184	39,528	852	(675)	177	555
Commitments to sell - long position	**685,276**	**419,044**	**10,990**	**(5,194)**	**5,796**	**21,266**
Shares	94,732	138,899	9,971	(5,582)	4,389	20,687
Commodities	602	904	21	13	34	12
Interest	569,328	256,483	275	46	321	57
Foreign currency	20,614	22,758	723	329	1,052	510
Purchase commitments - short position	**293,380**	**231,514**	**(4,574)**	**(2,339)**	**(6,913)**	**(8,814)**
Shares	89,648	131,361	(3,524)	(2,031)	(5,555)	(4,293)
Commodities	1,015	2,000	(28)	12	(16)	(10)
Interest	174,169	72,274	(182)	(846)	(1,028)	(1,447)
Foreign currency	28,548	25,879	(840)	526	(314)	(3,064)
Commitments to sell - short position	**707,902**	**442,462**	**(12,411)**	**5,561**	**(6,850)**	**(22,329)**
Shares	96,856	137,322	(11,144)	6,386	(4,758)	(18,554)
Commodities	1,155	963	(51)	(47)	(98)	(22)
Interest	586,926	270,585	(284)	(37)	(321)	(79)
Foreign currency	22,965	33,592	(932)	(741)	(1,673)	(3,674)
Forward operations	**10,202**	**4,755**	**243**	**6**	**249**	**273**
Purchases receivable	**2,216**	**187**	**2,216**	**7**	**2,223**	**183**
Shares	34	157	34	(1)	33	153
Interest	2,182	30	2,182	8	2,190	30
Purchases payable obligations	-	-	**(2,182)**	-	**(2,182)**	**(30)**
Interest	-	-	(2,182)	-	(2,182)	(30)
Sales receivable	**311**	**3,901**	**4,276**	**2**	**4,278**	**153**
Shares	199	126	193	1	194	124
Commodities	16	6	16	1	17	6
Interest	-	-	4,065	-	4,065	23
Foreign currency	96	3,769	2	-	2	-
Sales deliverable obligations	**7,675**	**667**	**(4,067)**	**(3)**	**(4,070)**	**(33)**
Interest	4,065	23	(4,065)	(3)	(4,068)	(23)
Foreign currency	3,610	644	(2)	-	(2)	(10)
Credit derivatives	**47,567**	**43,808**	**(82)**	**106**	**24**	**(113)**
Asset position	**33,429**	**28,724**	**396**	**(77)**	**319**	**491**
Shares	3,157	2,192	79	41	120	86
Commodities	12	-	-	-	-	-
Interest	30,259	26,532	317	(118)	199	405
Foreign currency	1	-	-	-	-	-
Liability position	**14,138**	**15,084**	**(478)**	**183**	**(295)**	**(604)**
Shares	1,782	2,846	(45)	(41)	(86)	(116)
Commodities	4	-	-	-	-	-
Interest	12,351	12,238	(433)	224	(209)	(488)
Foreign currency	1	-	-	-	-	-
NDF - Non Deliverable Forward	**348,335**	**326,099**	**1,829**	**394**	**2,223**	**(486)**
Asset position	**192,437**	**162,553**	**9,034**	**837**	**9,871**	**6,140**
Commodities	2,662	2,943	375	12	387	341
Foreign currency	189,775	159,610	8,659	825	9,484	5,799
Liability position	**155,898**	**163,546**	**(7,205)**	**(443)**	**(7,648)**	**(6,626)**
Commodities	1,448	867	(118)	17	(101)	(85)
Foreign currency	154,450	162,679	(7,087)	(460)	(7,547)	(6,541)
Other derivative financial instruments	**10,112**	**8,251**	**88**	**511**	**599**	**(205)**
Asset position	**6,999**	**7,340**	**218**	**703**	**921**	**411**
Shares	1,250	1,096	-	49	49	61
Commodities	225	72	-	2	2	1
Interest	5,506	6,172	218	(24)	194	349
Foreign currency	18	-	-	676	676	-
Liability position	**3,113**	**911**	**(130)**	**(192)**	**(322)**	**(616)**
Shares	885	467	(1)	(8)	(9)	(5)
Commodities	146	47	(16)	(2)	(18)	(7)
Interest	255	303	(106)	(19)	(125)	(216)
Foreign currency	1,827	94	(7)	(163)	(170)	(388)
		Asset	**53,990**	**18,783**	**72,773**	**78,341**
		Liability	**(51,908)**	**(16,119)**	**(68,027)**	**(78,512)**
		Total	**2,082**	**2,664**	**4,746**	**(171)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	06/30/2023	12/31/2022
Future contracts	143,025	323,582	144,670	176,711	787,988	1,020,605
Swap contracts	214,798	365,181	423,939	960,826	1,964,744	1,571,025
Option contracts	319,863	682,643	932,419	42,744	1,977,669	1,362,928
Forwards	6,377	3,150	659	16	10,202	4,755
Credit derivatives	8,098	4,547	6,493	28,429	47,567	43,808
NDF - Non Deliverable Forward	114,344	119,973	82,098	31,920	348,335	326,099
Other derivative financial instruments	1,780	1,219	528	6,585	10,112	8,251

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2023						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**787,988**	**1,293,401**	**1,866,888**	**3,937**	**21,134**	**89,150**	**-**
Over-the-counter market	**-**	**671,343**	**110,781**	**6,265**	**26,433**	**259,185**	**10,112**
Financial institutions	-	543,789	59,103	6,247	26,433	127,447	5,523
Companies	-	114,049	50,145	18	-	129,791	4,589
Individuals	-	13,505	1,533	-	-	1,947	-
Total	**787,988**	**1,964,744**	**1,977,669**	**10,202**	**47,567**	**348,335**	**10,112**
Total 12/31/2022	**1,020,605**	**1,571,025**	**1,362,928**	**4,755**	**43,808**	**326,099**	**8,251**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	06/30/2023			12/31/2022		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(18,463)	11,395	(7,068)	(18,156)	9,652	(8,504)
TRS	(17,709)	-	(17,709)	(16,000)	-	(16,000)
Total	**(36,172)**	**11,395**	**(24,777)**	**(34,156)**	**9,652**	**(24,504)**

The effect of the risk received on the reference equity (Note 21c) was R$ 111 (R$ 108 at 12/31/2022).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	06/30/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	106,589	(725)	(489)	107,315	(725)
Hedge of assets transactions	7,138	-	(175)	(175)	6,966	(175)
Hedge of asset-backed securities under repurchase agreements	33,440	-	888	225	34,169	888
Hedge of assets denominated in UF	15,350	-	135	135	15,215	135
Hedge of funding	-	9,389	(33)	(21)	9,356	(34)
Hedge of loan operations	12,453	-	26	26	12,426	27
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	300	(20)	82	274	(20)
Hedge of funding	-	120	1	1	121	1
Total	**68,381**	**116,398**	**97**	**(216)**	**185,842**	**97**

Strategies	12/31/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	148,727	1,170	1,170	148,090	1,221
Hedge of assets transactions	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of assets denominated in UF	7,871	-	16	16	7,853	16
Hedge of funding	-	6,881	86	86	6,967	86
Hedge of loan operations	3,283	-	(6)	(6)	3,288	(6)
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	343	4	110	343	4
Hedge of funding	-	360	(1)	(1)	359	(1)
Total	**70,964**	**156,311**	**(606)**	**(500)**	**224,276**	**(555)**

1) Recorded under heading Other comprehensive income.

Hedge instruments	06/30/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	148,450	104	92	(12)	(12)	-	(28)
Forward	17,739	44	289	138	138	-	-
Swaps	19,258	49	59	(10)	(10)	-	5
Foreign exchange risk [4]							
Futures	202	-	9	(12)	(12)	-	4
Forward	72	-	10	(8)	(8)	-	-
Swaps	121	5	-	1	1	-	-
Total	**185,842**	**202**	**459**	**97**	**97**	**-**	**(19)**

Hedge instruments	12/31/2022						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	205,466	31	27	(654)	(705)	51	-
Forward	10,037	136	646	11	11	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk [4]							
Futures	249	2	-	-	-	-	378
Forward	94	-	1	4	4	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	**224,276**	**424**	**685**	**(555)**	**(606)**	**51**	**379**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (31) (R$ 938 at 12/31/2022).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	06/30/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income [1]	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	11,443	-	11,205	-	(238)	11,443	237
Hedge of funding	-	13,752	-	13,424	328	13,752	(328)
Hedge of available for sale securities	26,528	-	25,917	-	(611)	24,864	623
Hedge of other financial assets	30,559	-	29,979	-	(580)	29,617	624
Total	**68,530**	**13,752**	**67,101**	**13,424**	**(1,101)**	**79,676**	**1,156**

Strategies	12/31/2022						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income [1]	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of available for sale securities	21,551	-	20,265	-	(1,286)	20,243	1,283
Hedge of other financial assets	31,597	-	30,679	-	(918)	30,904	931
Total	**69,179**	**14,603**	**66,526**	**13,905**	**(1,955)**	**81,781**	**1,959**

1) Recorded under heading results from Securities, derivative financial instruments and other.

In the period, there was revocation of market risk hedge relationships in the instrument's notional amount of R$ 7,856 and with an effective portion of R$ 69, deferred in income over the period of the hedged item.

Hedge instruments	06/30/2023				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	38,154	1,239	898	14	11
Other Derivatives	2,546	-	2,530	1,421	-
Futures	38,976	-	85	(279)	44
Total	**79,676**	**1,239**	**3,513**	**1,156**	**55**

Hedge instruments	12/31/2022				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	40,942	1,654	929	226	(9)
Other Derivatives	2,224	-	5,407	1,487	-
Futures	38,615	4	-	246	13
Total	**81,781**	**1,658**	**6,336**	**1,959**	**4**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	06/30/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	9,560	-	(12,445)	(12,445)	9,818	(12,718)
Total	**9,560**	**-**	**(12,445)**	**(12,445)**	**9,818**	**(12,718)**

Strategies	12/31/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	8,983	-	(12,825)	(12,825)	9,933	(13,032)
Total	**8,983**	**-**	**(12,825)**	**(12,825)**	**9,933**	**(13,032)**

1) Recorded under heading Other comprehensive income.

At 12/31/2022 the amount of R$ 7,049 was reversed from the hedge relationship, the remaining balance of which in the Foreign currency conversion reserve (Stockholders' equity) is R$ (1,788), with no effect on the result as foreign investments were maintained.

Hedge instruments	06/30/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	1,025	14	-	(5,626)	(5,584)	(42)	-
Future / NDF - Non Deliverable Forward	5,459	100	21	(1,982)	(1,790)	(192)	-
Future / Financial Assets	3,334	4,534	1,893	(5,110)	(5,071)	(39)	-
Total	**9,818**	**4,648**	**1,914**	**(12,718)**	**(12,445)**	**(273)**	**-**

Hedge instruments	12/31/2022						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	1,673	-	-	(5,710)	(5,668)	(42)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(1,829)	(1,703)	(126)	-
Future / Financial Assets	3,074	4,380	1,839	(5,493)	(5,454)	(39)	-
Total	**9,933**	**4,556**	**1,965**	**(13,032)**	**(12,825)**	**(207)**	**-**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	06/30/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	90,693	4,083	1,644	8,779	900	1,216	-	107,315
Hedge of highly probable forecast transactions	274	-	-	-	-	-	-	274
Hedge of assets transactions	6,966	-	-	-	-	-	-	6,966
Hedge of assets denominated in UF	15,215	-	-	-	-	-	-	15,215
Hedge of funding (Cash flow)	3,369	3,608	-	663	1,494	343	-	9,477
Hedge of loan operations (Cash flow)	6,381	2,782	1,685	-	1,578	-	-	12,426
Hedge of loan operations (Market risk)	1,444	2,316	2,016	1,406	2,849	1,412	-	11,443
Hedge of funding (Market risk)	3,935	1,900	1,100	826	500	3,581	1,910	13,752
Hedge of available for sale securities	4,733	5,255	834	3,183	243	8,074	2,542	24,864
Hedge of asset-backed securities under repurchase agreements	-	9,005	17,411	7,753	-	-	-	34,169
Hedge of net investment in foreign operations [1]	9,818	-	-	-	-	-	-	9,818
Hedge of other financial assets (Market risk)	19,045	1,535	452	1,551	787	4,813	1,434	29,617
Total	**161,873**	**30,484**	**25,142**	**24,161**	**8,351**	**19,439**	**5,886**	**275,336**

	12/31/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	108,434	25,566	8,822	-	4,532	736	-	148,090
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of loan operations (Market risk)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of funding (Market risk)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of available for sale securities	4,245	1,557	3,069	943	1,750	5,451	3,228	20,243
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of net investment in foreign operations [1]	9,933	-	-	-	-	-	-	9,933
Hedge of other financial assets (Market risk)	21,064	524	968	1,703	520	4,987	1,138	30,904
Total	**178,368**	**50,315**	**39,292**	**10,036**	**11,302**	**20,205**	**6,472**	**315,990**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2023		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	0.8	(95.0)	(227.7)
Currency Coupon	Foreign Exchange Coupon Rates	0.7	(3.6)	(1.9)
Foreign Currency	Foreign Exchange Rates	(6.1)	(96.0)	(108.9)
Price Indices	Inflation Coupon Rates	(0.4)	(21.6)	(49.6)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	1.1	41.4	(50.1)
Other	Exposures that do not fall under the definitions above	(0.1)	(0.1)	(7.8)
Total		**(4.0)**	**(174.9)**	**(446.0)**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2023		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(10.1)	(2,733.3)	(5,329.6)
Currency Coupon	Foreign Exchange Coupon Rates	(3.0)	(509.3)	(960.1)
Foreign Currency	Foreign Exchange Rates	(3.0)	(145.9)	(188.4)
Price Indices	Inflation Coupon Rates	1.0	(211.7)	(547.3)
TR	TR Coupon Rates	0.3	(75.8)	(207.1)
Equities	Prices of Equities	5.4	(65.3)	(264.1)
Other	Exposures that do not fall under the definitions above	(0.1)	(0.1)	(7.8)
Total		**(9.5)**	**(3,741.4)**	**(7,504.4)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	06/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**426,794**	**157,358**	**70,471**	**34,056**	**9,489**	**5,979**	**5,873**	**4,773**	**19,031**	**733,824**	**739,407**
Loans and discounted trade receivables	178,117	125,853	59,897	26,971	7,765	4,856	4,913	4,148	17,132	429,652	434,320
Financing	84,533	17,815	6,172	4,505	921	770	567	460	1,322	117,065	126,114
Farming financing	11,844	2,514	391	66	6	1	2	-	3	14,827	14,380
Real estate financing	152,300	11,176	4,011	2,514	797	352	391	165	574	172,280	164,593
Lease operations	**2,765**	**3,574**	**830**	**495**	**88**	**56**	**23**	**30**	**80**	**7,941**	**7,849**
Credit card operations	**2,723**	**110,515**	**13,042**	**2,431**	**1,390**	**1,413**	**1,620**	**2,107**	**7,083**	**142,324**	**148,471**
Advance on exchange contracts (1)	**11,037**	**504**	**278**	**32**	**22**	**55**	**17**	**24**	**1**	**11,970**	**9,613**
Other sundry receivables (2)	**238**	**171**	**98**	**-**	**1**	**7**	**25**	**120**	**464**	**1,124**	**848**
Total operations with credit granting characteristics	**443,557**	**272,122**	**84,719**	**37,014**	**10,990**	**7,510**	**7,558**	**7,054**	**26,659**	**897,183**	**906,188**
Financial guarantees provided (3)										**93,905**	**91,779**
Total with Financial guarantees provided	**443,557**	**272,122**	**84,719**	**37,014**	**10,990**	**7,510**	**7,558**	**7,054**	**26,659**	**991,088**	**997,967**
Total operations with credit granting characteristics at 12/31/2022	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING the portfolio consists of Loan operations R$ 70,163 (R$ 67,992 at 12/31/2022), Other credits - Operations with credit granting characteristics R$ 76,509 (R$ 77,942 at 12/31/2022) and Lease operations R$ 66 (R$ 79 at 12/31/2022), and the total fair value of these operations is R$ 146,738 (R$ 146,013 at 12/31/2022).

II - By maturity and risk level

	06/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1,2]						
Falling due installments	-	-	**3,309**	**3,546**	**2,393**	**2,298**	**2,280**	**1,867**	**7,700**	**23,393**	**21,094**
01 to 30	-	-	137	158	113	113	109	90	396	1,116	1,048
31 to 60	-	-	122	143	104	107	104	84	376	1,040	1,001
61 to 90	-	-	121	132	96	98	97	81	345	970	871
91 to 180	-	-	331	366	258	267	263	221	930	2,636	2,383
181 to 365	-	-	529	592	425	433	440	368	1,506	4,293	3,909
Over 365 days	-	-	2,069	2,155	1,397	1,280	1,267	1,023	4,147	13,338	11,882
Overdue installments	-	-	**1,107**	**1,302**	**1,538**	**1,803**	**2,234**	**3,235**	**12,195**	**23,414**	**23,122**
01 to 14	-	-	11	55	36	41	43	33	164	383	359
15 to 30	-	-	1,064	260	133	104	120	86	334	2,101	1,844
31 to 60	-	-	32	951	172	537	311	254	546	2,803	2,506
61 to 90	-	-	-	25	1,157	136	528	275	618	2,739	2,521
91 to 180	-	-	-	11	40	936	1,153	2,501	2,351	6,992	6,900
181 to 365	-	-	-	-	-	49	79	86	8,067	8,281	8,845
Over 365 days	-	-	-	-	-	-	-	-	115	115	147
Subtotal (a)	-	-	**4,416**	**4,848**	**3,931**	**4,101**	**4,514**	**5,102**	**19,895**	**46,807**	**44,216**
Subtotal 12/31/2022	-	-	**3,988**	**4,522**	**3,796**	**4,137**	**4,360**	**5,039**	**18,374**	**44,216**	
					Non-overdue operations						
Falling due installments	**442,176**	**270,716**	**79,950**	**31,971**	**7,004**	**3,359**	**2,993**	**1,909**	**6,638**	**846,716**	**857,842**
01 to 30	37,316	59,687	14,215	4,293	588	353	451	206	2,984	120,093	120,450
31 to 60	31,235	26,471	6,050	2,042	348	152	143	77	365	66,883	74,268
61 to 90	20,826	19,052	5,544	1,554	235	208	116	63	189	47,787	49,273
91 to 180	45,010	37,493	11,533	4,512	642	365	277	385	657	100,874	104,052
181 to 365	62,335	38,394	13,348	6,135	1,021	451	370	249	729	123,032	119,497
Over 365 days	245,454	89,619	29,260	13,435	4,170	1,830	1,636	929	1,714	388,047	390,302
Overdue up to 14 days	**1,381**	**1,406**	**353**	**195**	**55**	**50**	**51**	**43**	**126**	**3,660**	**4,130**
Subtotal (b)	**443,557**	**272,122**	**80,303**	**32,166**	**7,059**	**3,409**	**3,044**	**1,952**	**6,764**	**850,376**	**861,972**
Subtotal 12/31/2022	**449,567**	**277,998**	**79,357**	**29,482**	**9,326**	**4,355**	**3,076**	**2,233**	**6,578**	**861,972**	
					06/30/2023						
Total Portfolio (a+b)	**443,557**	**272,122**	**84,719**	**37,014**	**10,990**	**7,510**	**7,558**	**7,054**	**26,659**	**897,183**	**906,188**
Allowance [3]	(1,958)	(2,348)	(3,120)	(3,060)	(3,296)	(3,754)	(5,290)	(7,053)	(26,659)	(57,334)	(56,590)
Current provision										**(28,759)**	**(28,817)**
Non-current provision										**(28,575)**	**(27,773)**
					12/31/2022						
Total Portfolio	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	
Allowance [3]	(2,017)	(2,456)	(2,326)	(3,397)	(3,935)	(4,245)	(5,204)	(7,271)	(24,952)	(56,590)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
2) The balance of non-accrual operations amounts to R$ 33,274 (R$ 32,201 at 12/31/2022).
3) Includes Provision for Loan Commitments and Financial Guarantees Provided.

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	06/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1,2]						
Falling due installments	-	-	**811**	**1,099**	**618**	**635**	**465**	**314**	**2,074**	**6,016**	**5,467**
01 to 30	-	-	45	62	36	33	22	15	115	328	288
31 to 60	-	-	42	55	33	31	21	14	108	304	283
61 to 90	-	-	40	52	30	28	19	13	98	280	249
91 to 180	-	-	112	146	81	77	53	36	263	768	684
181 to 365	-	-	188	246	132	128	92	62	421	1,269	1,138
Over 365 days	-	-	384	538	306	338	258	174	1,069	3,067	2,825
Overdue installments	-	-	**302**	**402**	**546**	**676**	**835**	**1,204**	**4,745**	**8,710**	**9,171**
01 to 14	-	-	4	28	16	15	9	6	54	132	119
15 to 30	-	-	290	47	27	30	21	12	75	502	483
31 to 60	-	-	8	320	58	188	61	25	157	817	879
61 to 90	-	-	-	5	439	57	260	58	181	1,000	1,005
91 to 180	-	-	-	2	6	384	465	1,086	781	2,724	2,903
181 to 365	-	-	-	-	-	2	19	17	3,467	3,505	3,758
Over 365 days									30	30	24
Subtotal (a)	-	-	**1,113**	**1,501**	**1,164**	**1,311**	**1,300**	**1,518**	**6,819**	**14,726**	**14,638**
Subtotal 12/31/2022	-	-	**1,167**	**1,525**	**1,191**	**1,453**	**1,377**	**1,393**	**6,532**	**14,638**	
					Non-overdue operations						
Falling due installments	**35,907**	**80,422**	**9,100**	**2,662**	**817**	**678**	**479**	**334**	**850**	**131,249**	**130,619**
01 to 30	2,836	29,010	2,919	262	93	107	73	40	164	35,504	36,467
31 to 60	1,866	12,910	1,424	201	64	61	43	25	83	16,677	17,941
61 to 90	1,687	8,752	1,015	169	52	48	33	19	57	11,832	10,929
91 to 180	4,560	14,303	1,824	409	118	105	71	44	111	21,545	21,160
181 to 365	7,550	8,678	1,228	546	151	113	77	55	117	18,515	17,927
Over 365 days	17,408	6,769	690	1,075	339	244	182	151	318	27,176	26,195
Overdue up to 14 days	**94**	**506**	**83**	**27**	**12**	**12**	**10**	**5**	**14**	**763**	**756**
Subtotal (b)	**36,001**	**80,928**	**9,183**	**2,689**	**829**	**690**	**489**	**339**	**864**	**132,012**	**131,375**
Subtotal 12/31/2022	**34,703**	**82,344**	**8,733**	**1,680**	**1,325**	**745**	**544**	**421**	**880**	**131,375**	
					06/30/2023						
Total Portfolio (a+b)	**36,001**	**80,928**	**10,296**	**4,190**	**1,993**	**2,001**	**1,789**	**1,857**	**7,683**	**146,738**	**146,013**
Allowance [3]	(179)	(809)	(819)	(420)	(601)	(1,022)	(1,265)	(1,857)	(7,683)	(14,655)	(14,552)
Current provision										**(11,420)**	**(12,727)**
Non-current provision										**(3,235)**	**(1,825)**
					12/31/2022						
Total Portfolio	**34,703**	**82,344**	**9,900**	**3,205**	**2,516**	**2,198**	**1,921**	**1,814**	**7,412**	**146,013**	
Allowance [3]	(173)	(823)	(776)	(322)	(757)	(1,119)	(1,357)	(1,813)	(7,412)	(14,552)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

2) The balance of non-accrual operations amounts to R$ 11,103 (R$ 11,076 at 12/31/2022).

3) Includes Provision for Loan Commitments.

III - By business sector

	06/30/2023	%	12/31/2022	%
Public Sector	**3,834**	**0.4%**	**3,618**	**0.4%**
Petrochemical and chemical	419	-	183	-
State and local governments	2,008	0.2%	1,802	0.2%
Sundry	1,407	0.2%	1,633	0.2%
Private sector	**893,349**	**99.6%**	**902,570**	**99.6%**
Companies	**398,612**	**44.5%**	**406,238**	**44.9%**
Sugar and alcohol	2,819	0.3%	3,085	0.3%
Agribusiness and fertilizers	24,567	2.7%	26,225	2.9%
Food and beverage	20,237	2.3%	22,167	2.4%
Banks and other financial institutions	14,473	1.6%	15,432	1.7%
Capital assets	7,380	0.8%	7,337	0.8%
Pulp and paper	4,100	0.5%	4,272	0.5%
Publishing and printing	2,250	0.3%	2,168	0.2%
Electronic and IT	8,067	0.9%	8,735	1.0%
Packaging	4,299	0.5%	4,584	0.5%
Energy and sewage	7,119	0.8%	8,196	0.9%
Education	3,430	0.4%	3,386	0.4%
Pharmaceuticals and cosmetics	10,997	1.2%	11,381	1.3%
Real estate agents	37,056	4.1%	33,856	3.7%
Entertainment and tourism	8,018	0.9%	7,756	0.9%
Wood and furniture	6,649	0.7%	7,349	0.8%
Construction materials	7,459	0.8%	7,591	0.8%
Steel and metallurgy	11,506	1.3%	11,491	1.3%
Media	708	0.1%	801	0.1%
Mining	4,741	0.6%	4,829	0.6%
Infrastructure work	8,795	0.9%	9,021	0.9%
Oil and gas [1]	9,759	1.1%	9,913	1.1%
Petrochemical and chemical	11,641	1.3%	12,015	1.3%
Health care	5,717	0.6%	5,706	0.6%
Insurance, reinsurance and pension plans	298	-	196	-
Telecommucations	2,870	0.3%	2,727	0.3%
Third sector	3,464	0.4%	3,931	0.4%
Tradings	4,034	0.4%	3,743	0.4%
Transportation	30,149	3.4%	32,324	3.6%
Domestic appliances	2,997	0.3%	3,451	0.4%
Vehicles and autoparts	19,674	2.2%	18,629	2.1%
Clothing and shoes	5,840	0.7%	6,411	0.7%
Commerce - sundry	32,919	3.7%	32,211	3.6%
Industry - sundry	10,812	1.2%	13,296	1.5%
Services - sundry	44,547	5.0%	44,059	4.9%
Sundry	19,221	2.2%	17,964	2.0%
Individuals	**494,737**	**55.1%**	**496,332**	**54.7%**
Credit cards	137,585	15.3%	144,255	15.9%
Mortgage loans	159,270	17.8%	153,275	16.9%
Consumer loans / checking account	165,254	18.4%	166,958	18.4%
Vehicles	32,628	3.6%	31,844	3.5%
Grand total	**897,183**	**100.0%**	**906,188**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING the portfolio is mainly composed of Private sector, of which 84.0% is held by individuals (84.4% at 12/31/2022) and 16.0% by Companies (15.6% at 12/31/2022).

IV - Financial guarantees provided by type

Type of guarantee	06/30/2023 Portfolio	06/30/2023 Provision	12/31/2022 Portfolio	12/31/2022 Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	31,824	(217)	30,836	(207)
Sundry bank guarantees	43,139	(352)	39,820	(329)
Other financial guarantees provided	10,833	(165)	11,044	(181)
Restricted to the distribution of marketable securities by Public Offering	3,661	(6)	5,392	(9)
Restricted to bids, auctions, service provision or execution of works	2,079	(42)	2,018	(43)
Restricted to international trade of goods	1,165	(12)	1,169	(15)
Restricted to supply of goods	1,204	(2)	1,500	(3)
Total	**93,905**	**(796)**	**91,779**	**(787)**

b) Credit concentration

Loan, lease and other credit operations [1]	06/30/2023 Risk	06/30/2023 % of total	12/31/2022 Risk	12/31/2022 % of total
Largest debtor	5,570	0.6%	5,916	0.6%
10 largest debtors	33,586	3.4%	33,265	3.3%
20 largest debtors	51,263	5.2%	50,714	5.1%
50 largest debtors	83,555	8.4%	85,421	8.6%
100 largest debtors	116,061	11.7%	118,009	11.8%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	06/30/2023	12/31/2022
Opening balance - 01/01	**(56,590)**	**(48,931)**
Net increase for the period	(18,504)	(31,233)
Minimum	(18,888)	(31,200)
Financial Guarantees Provided	(9)	31
Additional	393	(64)
Write-Off	17,650	22,502
Other	110	1,072
Closing balance [1]	**(57,334)**	**(56,590)**
Minimum	(39,712)	(38,584)
Financial Guarantees Provided	(796)	(787)
Additional [2]	(16,826)	(17,219)

1) The provision for loan losses regarding the lease portfolio amounts to: R$ (180) (R$ (177) at 12/31/2022).
2) Includes Provision for Loan Commitments.

At 06/30/2023, the balance of the provision regarding the loan portfolio is equivalent to 6.4% (6.2% at 12/31/2022).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	06/30/2023	12/31/2022
Opening balance - 01/01	**(14,552)**	**-**
Partial Spin-off of Banco Itaucard S.A.	-	(14,022)
Net increase for the period	(6,134)	(1,167)
Minimum	(6,181)	(1,243)
Additional	47	76
Write-Off	6,031	637
Closing balance	**(14,655)**	**(14,552)**
Minimum	(11,310)	(11,160)
Additional	(3,345)	(3,392)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	06/30/2023			12/31/2022		
	Portfolio [1]	Provision for Loan Losses	%	Portfolio [1]	Provision for Loan Losses	%
Total renegotiated loans	40,942	(15,880)	38.8%	37,253	(13,663)	36.7%
(-) Renegotiated loans overdue up to 30 days [2]	(14,052)	3,846	27.4%	(14,177)	3,131	22.1%
Renegotiated loans overdue over 30 days [2]	26,890	(12,034)	44.8%	23,076	(10,532)	45.6%

1) The amount related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 76 (R$ 73 at 12/31/2022).
2) Delays determined upon renegotiation.

In ITAÚ UNIBANCO HOLDING the renegotiated loans balance in the period totaled R$ 6,157 (R$ 4,976 at 12/31/2022), and its respective provision for losses was R$ (2,895) (R$ (2,338) at 12/31/2022).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	06/30/2023					12/31/2022	01/01 to 06/30/2023	01/01 to 06/30/2022
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	-	6,676	6,676	7,273	(353)	(171)
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	-	6,677	6,677	7,274	353	171

At 06/30/2023 and 06/30/2022 there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2023				12/31/2022			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	154	154	154	154	170	168	170	168
Working capital	552	552	552	552	602	602	602	602
Total	**706**	**706**	**706**	**706**	**772**	**770**	**772**	**770**

1) Under Other liabilities Sundry.

From 01/01 to 06/30/2023 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 132 (R$ 71 from 01/01 to 06/30/2022), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	06/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	4	104	29	6	1	2	7	7	39	199	734
Existing allowance [1]	-	-	-	-	-	-	(1)	(1)	(6)	(8)	(15)
National Support Program for Micro and Small Companies (PRONAMPE)	2	1,784	4,267	2,299	4	69	50	64	1	8,540	6,567
Existing allowance [2]	-	(8)	(43)	(69)	-	(21)	(25)	(45)	(1)	(212)	(164)
Emergency Program for Access to Credit (PEAC FGI)	4,545	5,280	1,989	425	133	119	144	79	49	12,763	10,820
Existing allowance [2]	-	(26)	(20)	(13)	(13)	(36)	(72)	(55)	(49)	(284)	(277)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

a) Summary

	06/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	346,367	63,165	21,276	492,473	923,281	871,438
Deposits received under securities repurchase agreements	290,343	1,090	1,322	50,719	343,474	320,517
Funds from acceptances and issuance of securities	4,777	33,252	37,936	213,871	289,836	256,495
Borrowing and onlending	10,365	34,594	42,788	14,689	102,436	115,441
Subordinated debt	-	-	844	43,340	44,184	54,540
Total	**651,852**	**132,101**	**104,166**	**815,092**	**1,703,211**	**1,618,431**
% per maturity date	38.3%	7.8%	6.1%	47.8%	100.0%	
Total - 12/31/2022	**672,576**	**159,927**	**124,704**	**661,224**	**1,618,431**	
% per maturity date	41.5%	9.9%	7.7%	40.9%	100.0%	

b) Deposits

	06/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**225,560**	**63,165**	**21,276**	**492,473**	**802,474**	**748,873**
Savings deposits	174,464	-	-	-	174,464	179,764
Interbank deposits	1,140	5,125	669	853	7,787	4,894
Time deposits	49,956	58,040	20,607	491,620	620,223	564,215
Non-interest bearing deposits	**120,807**	-	-	-	**120,807**	**122,565**
Demand deposits	114,061	-	-	-	114,061	117,587
Other deposits	6,746	-	-	-	6,746	4,978
Total	**346,367**	**63,165**	**21,276**	**492,473**	**923,281**	**871,438**
% per maturity date	37.5%	6.8%	2.3%	53.4%	100.0%	
Total – 12/31/2022	**360,548**	**75,395**	**62,860**	**372,635**	**871,438**	
% per maturity date	41.4%	8.7%	7.2%	42.7%	100.0%	

c) Deposits received under securities repurchase agreements

	06/30/2023					12/31/2022
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**152,929**	**385**	**25**	**88**	**153,427**	**100,488**
Government securities	131,965	43	-	-	132,008	76,335
Corporate securities	19,060	309	-	-	19,369	22,562
Own issue	-	1	-	6	7	7
Foreign	1,904	32	25	82	2,043	1,504
Third-party portfolio	**112,798**	-	-	-	**112,798**	**144,716**
Free portfolio	**24,616**	**705**	**1,297**	**50,631**	**77,249**	**75,313**
Total	**290,343**	**1,090**	**1,322**	**50,719**	**343,474**	**320,517**
% per maturity date	84.5%	0.3%	0.4%	14.8%	100.0%	
Total - 12/31/2022	**291,295**	**5,697**	**816**	**22,709**	**320,517**	
% per maturity date	90.9%	1.8%	0.3%	7.0%	100.0%	

d) Funds from acceptances and issuance of securities

	06/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**4,438**	**29,854**	**32,691**	**148,255**	**215,238**	**181,580**
Financial bills	37	859	10,983	64,926	76,805	66,605
Real estate credit bills	1,925	14,483	11,596	11,141	39,145	28,117
Rural credit bills	2,448	12,432	7,872	20,718	43,470	36,283
Guaranteed real estate bills	28	2,080	2,240	51,470	55,818	50,575
Foreign loans through securities	**310**	**3,114**	**4,893**	**58,625**	**66,942**	**70,594**
Brazil risk note programme	76	616	723	6,643	8,058	13,893
Structure note issued	89	777	1,862	5,410	8,138	7,244
Bonds	-	1,482	1,901	36,745	40,128	38,194
Fixed rate notes	66	4	2	6,733	6,805	7,282
Eurobonds	2	19	2	818	841	885
Mortgage notes	-	-	1	97	98	116
Other	77	216	402	2,179	2,874	2,980
Funding from structured operations certificates (1)	**29**	**284**	**352**	**6,991**	**7,656**	**4,321**
Total	**4,777**	**33,252**	**37,936**	**213,871**	**289,836**	**256,495**
% per maturity date	1.6%	11.5%	13.1%	73.8%	100.0%	
Total - 12/31/2022	**12,436**	**23,085**	**34,933**	**186,041**	**256,495**	
% per maturity date	4.9%	9.0%	13.6%	72.5%	100.0%	

1) The fair value of Funding from structured operations certificates issued is R$ 8,592 (R$ 4,949 at 12/31/2022).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.58% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in the section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	06/30/2023	12/31/2022
Real estate loans	65,405	63,471
Government securities - Brazil	1,284	1,503
Total asset portfolio	**66,689**	**64,974**
Total adjusted asset portfolio	**66,689**	**64,974**
Liabilities for issue of LIGs	**55,818**	**50,575**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	06/30/2023	12/31/2022
Breakdown	**98.1%**	**97.7%**
Sufficiency		
Notional amount	119.8%	128.9%
Present value under stress	108.7%	103.9%
Weighted average term		
Of the asset portfolio	146.4 months	146.6 months
Of outstanding LIGs	41.2 months	43.0 months
Liquidity		
Net assets	3,078	1,789

e) Borrowing and onlending

	06/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**9,933**	**32,867**	**41,219**	**6,316**	**90,335**	**103,585**
In Brazil	2,103	-	-	-	2,103	20,231
Foreign [1]	7,830	32,867	41,219	6,316	88,232	83,354
Onlending - In Brazil – Official Institutions	**432**	**1,727**	**1,569**	**8,373**	**12,101**	**11,856**
BNDES	181	365	277	2,857	3,680	4,098
FINAME	243	1,215	1,260	5,086	7,804	7,026
Other	8	147	32	430	617	732
Total	**10,365**	**34,594**	**42,788**	**14,689**	**102,436**	**115,441**
% per maturity date	10.1%	33.8%	41.8%	14.3%	100.0%	
Total - 12/31/2022	**8,297**	**45,899**	**26,095**	**35,150**	**115,441**	
% per maturity date	7.2%	39.8%	22.6%	30.4%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

		06/30/2023					12/31/2022
	Note	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills		-	-	-	17,370	17,370	16,306
Euronotes		-	-	-	19,197	19,197	30,503
(-) Transaction costs incurred	2c IV	-	-	-	-	-	(1)
Bonds		-	-	844	6,773	7,617	7,732
Total		**-**	**-**	**844**	**43,340**	**44,184**	**54,540**
% per maturity date		-	-	1.9%	98.1%	**100.0%**	
Total - 12/31/2022		**-**	**9,851**	**-**	**44,689**	**54,540**	
% per maturity date		-	18.1%	-	81.9%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 0 (R$ 9,822 at 12/31/2022) with maturity from 31 to 180 days and R$ 19,223 (R$ 20,801 at 12/31/2022) with maturity over 365 days, totaling R$ 19,223 (R$ 30,623 at 12/31/2022) and Subordinated Financial Bills in the amount of R$ 17,370 (R$ 16,306 at 12/31/2022) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2023	12/31/2022
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,416	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	985	1,047
	50	2019	2028	CDI + 0.72%	66	62
	2,281	2019	2029	CDI + 0.75%	3,028	2,834
	450	2020	2029	CDI + 1.85%	591	550
	106	2020	2030	IPCA + 4.64%	146	138
	1,556	2020	2030	CDI + 2%	2,051	1,907
	5,488	2021	2031	CDI + 2%	6,965	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,122	1,041
				Total	**17,370**	**16,306**
Subordinated euronotes - USD						
	1,870	2012	2023	5.13%	-	9,735
	1,250	2017	Perpetual	7.72%	3,694	6,516
	750	2018	Perpetual	6.50%	3,632	3,985
	750	2019	2029	4.50%	3,427	3,932
	700	2020	Perpetual	4.63%	2,423	3,708
	501	2021	2031	3.88%	6,021	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	**19,197**	**30,502**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,476	1,476
	97,962	2009	2035	4.75%	1,141	1,133
	1,060,250	2010	2032	4.35%	113	112
	1,060,250	2010	2035	3.90% to 3.96%	259	257
	1,060,250	2010	2036	4.48%	1,236	1,225
	1,060,250	2010	2038	3.93%	901	892
	1,060,250	2010	2040	4.15% to 4.29%	694	687
	1,060,250	2010	2042	4.45%	338	335
	57,168	2014	2034	3.80%	442	438
				Total	**6,600**	**6,555**
Subordinated bonds - COP						
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	173	161
	780,392	2014	2024	LIB	844	901
				Total	**1,017**	**1,177**
Total					**44,184**	**54,540**

Note 8 - Insurance, private pension plan and premium bonds operations

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) –** this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

II - Premium Bonds

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

- **Provision for administrative expenses (PDA) -** recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Unearned premiums (PPNG)	3,837	3,615	11	12	-	-	3,848	3,627
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	37	30	244,345	228,786	-	-	244,382	228,816
Redemptions and other unsettled amounts (PVR)	23	23	497	394	-	-	520	417
Financial surplus (PEF)	-	-	790	729	-	-	790	729
Unsettled claims (PSL)	506	503	78	74	-	-	584	577
Claims / events incurred but not reported (IBNR)	380	345	26	26	-	-	406	371
Administrative (PDA) and related expenses (PDR)	30	32	50	49	-	-	80	81
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,235	3,307	3,235	3,307
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	7	10	7	10
Other provisions	142	135	-	-	-	-	142	135
Total technical provisions (a)	**4,955**	**4,683**	**245,797**	**230,070**	**3,242**	**3,317**	**253,994**	**238,070**
Current	**3,770**	**3,588**	**663**	**555**	**3,242**	**3,317**	**7,675**	**7,460**
Non-current	**1,185**	**1,095**	**245,134**	**229,515**	**-**	**-**	**246,319**	**230,610**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Interbank investments	**443**	**349**	**1,392**	**1,007**	**992**	**625**	**2,827**	**1,981**
Securities and derivative financial instruments	**2,799**	**2,597**	**244,865**	**229,739**	**2,393**	**2,836**	**250,057**	**235,172**
PGBL / VGBL fund quotas [1]	**-**	**-**	**232,498**	**216,467**	**-**	**-**	**232,498**	**216,467**
Government securities - Brazil	-	-	165,231	148,520	-	-	165,231	148,520
National treasury bills, Financial treasury bills and National treasury notes	-	-	138,326	119,920	-	-	138,326	119,920
Repurchase agreements	-	-	26,905	28,600	-	-	26,905	28,600
Corporate securities	-	-	57,498	49,804	-	-	57,498	49,804
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory and Commercial Notes	-	-	39,218	32,340	-	-	39,218	32,340
Financial bills	-	-	17,395	16,595	-	-	17,395	16,595
Other	-	-	885	869	-	-	885	869
PGBL / VGBL fund quotas	-	-	9,456	17,487	-	-	9,456	17,487
Other securities [2]	-	-	313	656	-	-	313	656
Other government securities and private securities	**2,799**	**2,597**	**12,367**	**13,272**	**2,393**	**2,836**	**17,559**	**18,705**
Receivables from insurance and reinsurance operations [3]	**1,836**	**1,895**	**236**	**-**	**-**	**-**	**2,072**	**1,895**
Credit rights	1,537	1,625	-	-	-	-	1,537	1,625
Other credits	299	270	236	-	-	-	535	270
Total Guarantee Assets (b)	**5,078**	**4,841**	**246,493**	**230,746**	**3,385**	**3,461**	**254,956**	**239,048**
Total Excess Coverage (b-a)	**123**	**158**	**696**	**676**	**143**	**144**	**962**	**978**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

3) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		06/30/2023				12/31/2022
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,231**	**8,186**	**1,844**	**13,261**	**13,094**
(-) Provisions guaranteed by indemnity clause	2c XVI	(207)	(952)	-	(1,159)	(1,104)
Subtotal		**3,024**	**7,234**	**1,844**	**12,102**	**11,990**
Adjustment / Interest		94	256	-	350	660
Changes in the period reflected in income		**609**	**1,317**	**277**	**2,203**	**3,711**
Increase [1]		852	1,456	302	2,610	4,535
Reversal		(243)	(139)	(25)	(407)	(824)
Payment		(585)	(1,399)	(12)	(1,996)	(4,259)
Subtotal		**3,142**	**7,408**	**2,109**	**12,659**	**12,102**
(+) Provisions guaranteed by indemnity clause	2c XVI	204	970	-	1,174	1,159
Closing balance		**3,346**	**8,378**	**2,109**	**13,833**	**13,261**
Current		**1,410**	**3,012**	**2,109**	**6,531**	**4,711**
Non-current		**1,936**	**5,366**	**-**	**7,302**	**8,550**
Closing balance at 12/31/2022		**3,231**	**8,186**	**1,844**	**13,261**	

1) Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022 (Note 22d).

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	06/30/2023			12/31/2022
		Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**2,895**	**3,319**	**6,214**	**6,498**
(-) Provisions guaranteed by indemnity clause	2c XVI	-	(75)	(75)	(71)
Subtotal		2,895	3,244	**6,139**	6,427
Adjustment / Interest		73	118	191	628
Changes in the period reflected in income		**74**	**(136)**	**(62)**	**(829)**
Increase		75	13	88	156
Reversal		(1)	(149)	(150)	(985)
Payment		-	(38)	(38)	(86)
Subtotal		**3,042**	**3,188**	**6,230**	**6,140**
(+) Provisions guaranteed by indemnity clause	2c XVI	-	77	77	74
Closing balance		**3,042**	**3,265**	**6,307**	**6,214**
Current		**-**	**-**	**-**	**4**
Non-current		**3,042**	**3,265**	**6,307**	**6,210**
Closing balance at 12/31/2022		**2,895**	**3,319**	**6,214**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,913: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,229.

- PIS and COFINS – Calculation Basis – R$ 689: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 675.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,386 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 731 (R$ 637 at 12/31/2022).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 43,248 (R$ 40,958 at 12/31/2022), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 10,277: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 6,692: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,570: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,795: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,532: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,339: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,207: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 954: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 971 (R$ 899 at 12/31/2022) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		06/30/2023				12/31/2022
	Note	**Civil**	**Labor**	**Tax**	**Total**	**Total**
Deposits in guarantee	10a	1,853	2,154	9,389	13,396	13,001
Investment fund quotas		435	123	18	576	615
Surety		65	54	5,419	5,538	5,262
Insurance bond		1,747	1,499	17,408	20,654	19,256
Guarantee by government securities		-	-	312	312	292
Total		**4,100**	**3,830**	**32,546**	**40,476**	**38,426**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	06/30/2023	12/31/2022
Foreign exchange portfolio	10b	123,043	115,651
Trading and intermediation of securities		20,936	18,505
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,396	13,001
Operations without credit granting characteristics, net of provisions		9,580	7,951
Income receivable		3,007	3,331
Sundry domestic		5,576	4,972
Receivables from insurance and reinsurance operations		2,050	1,933
Sundry foreign		1,936	965
Net amount receivables from reimbursement of provisions	9c	971	899
Assets of post-employment benefit plans	19e	387	411
Other		2,029	1,991
Total		**182,911**	**169,610**
Current		**154,832**	**150,127**
Non-current		**28,079**	**19,483**

b) Foreign exchange portfolio

	Note	06/30/2023	12/31/2022
Assets - other receivables	**10a**	**123,043**	**115,651**
Exchange purchase pending settlement – foreign currency		65,292	60,978
Bills of exchange and term documents – foreign currency		2	21
Exchange sale rights – local currency		59,234	55,582
(Advances received) – local currency		(1,485)	(930)
Liabilities – other liabilities	**2a, 10d**	**126,539**	**118,231**
Exchange sales pending settlement – foreign currency		60,304	57,095
Liabilities from purchase of foreign currency – local currency		66,060	60,903
Other		175	233
Offsetting accounts		**4,669**	**3,504**
Outstanding import credits – foreign currency		2,748	1,984
Confirmed export credits – foreign currency		1,921	1,520

c) Prepaid expenses

	06/30/2023	12/31/2022
Publicity and advertising	1,092	1,064
Commissions related to software maintenance	985	777
Commissions	273	260
Related to insurance and pension plan	21	20
Related to vehicle financing	11	9
Other	241	231
Credit Card Operating Expenses	359	474
Legal Protection Insurance	165	171
Municipal Tax	73	5
Other	1,495	1,123
Total	**4,442**	**3,874**
Current	**3,779**	**3,109**
Non-current	**663**	**765**

d) Other liabilities - Sundry

	Note	06/30/2023	12/31/2022
Foreign exchange portfolio	10b	126,539	118,231
Payment transactions		56,426	57,688
Trading and intermediation of securities		22,847	21,136
Charging and collection of taxes and similar		8,526	478
Social and statutory		8,601	10,375
Transactions related to credit assignments	6f	706	772
Provisions for sundry payments		2,984	2,745
Sundry foreign		3,985	4,430
Sundry domestic		4,810	5,373
Personnel provision		2,882	2,403
Funds to be released		2,073	3,547
Obligations on official agreements and rendering of payment services		2,126	1,725
Liabilities from post-employment benefit plans	19e	2,253	2,320
Income receivable		1,768	2,543
Other		1,499	1,376
Total		**248,025**	**235,142**
Current		**232,824**	**225,379**
Non-current		**15,201**	**9,763**

e) Commissions and Banking Fees

	01/01 to 06/30/2023	01/01 to 06/30/2022
Credit and debit cards	10,279	9,277
Current account services	3,522	3,886
Asset management	3,905	4,029
Funds	3,226	3,584
Consortia	679	445
Credit operations and Financial guarantees provided	1,402	1,460
Credit operations	690	816
Financial guarantees provided	712	644
Collection services	1,014	976
Advisory services and Brokerage	1,520	1,780
Custody services	293	315
Other	1,511	1,289
Total	**23,446**	**23,012**

f) Personnel expenses

	01/01 to 06/30/2023	01/01 to 06/30/2022
Compensation, Payroll charges, Welfare benefits, Dismissals and Training [1]	(10,892)	(10,768)
Employees' profit sharing and Share-based payment	(3,061)	(2,734)
Total	**(13,953)**	**(13,502)**

1) At 06/30/2022, includes the effects of the Voluntary Severance Program (Note 22d).

g) Other administrative expenses

	01/01 to 06/30/2023	01/01 to 06/30/2022
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(3,942)	(3,677)
Data processing and telecommunications	(2,429)	(1,963)
Installations and Materials	(1,780)	(1,765)
Depreciation and amortization	(2,529)	(2,031)
Advertising, promotions and publicity	(893)	(773)
Other	(666)	(727)
Total	**(12,239)**	**(10,936)**

h) Other operating expenses

	01/01 to 06/30/2023	01/01 to 06/30/2022
Selling - credit cards	(2,873)	(2,915)
Selling of non-financial products	(978)	(1,015)
Operations without no credit granting characteristics, net of provision	(253)	137
Amortization of goodwill	(131)	(119)
Claims losses	(316)	(437)
Refund of interbank costs	(218)	(194)
Impairment	(38)	(1)
Other	(768)	(926)
Total	**(5,575)**	**(5,470)**

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [(1)]	0.65%
Additional income tax	10.00%	COFINS [(1)]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 06/30/2023	01/01 to 06/30/2022
Income before income tax and social contribution	**20,399**	**19,341**
Charges (income tax and social contribution) at the rates in effect	(9,179)	(8,703)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	298	296
Foreign exchange variation on investments abroad	16	(24)
Interest on capital	2,749	525
Other nondeductible expenses net of non taxable income [(1)]	(234)	3,084
Income tax and social contribution expenses	**(6,350)**	**(4,822)**
Related to temporary differences		
Increase / (reversal) for the period	3,130	325
(Expenses) / Income related to deferred taxes	**3,130**	**325**
Total income tax and social contribution expenses	**(3,220)**	**(4,497)**

1) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 06/30/2023	01/01 to 06/30/2022
PIS and COFINS	(3,700)	(3,510)
ISS	(802)	(788)
Other	(554)	(389)
Total	**(5,056)**	**(4,687)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (842) (R$ (159) from 01/01 to 06/30/2022) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	06/30/2023	12/31/2022	12/31/2022	Realization / Reversal	Increase	06/30/2023
Reflected in income			**57,716**	**(8,243)**	**11,324**	**60,797**
Provision for loan losses	96,089	85,079	37,902	(2,792)	6,478	41,588
Related to tax losses and social contribution loss carryforwards			2,210	(229)	218	2,199
Provision for profit sharing	4,306	6,365	2,635	(2,635)	1,838	1,838
Provision for devaluation of securities with permanent impairment	2,256	2,077	935	(379)	458	1,014
Adjustments to fair value of Trading securities and Derivative financial instruments	175	529	252	(252)	79	79
Adjustments of operations carried out on the futures settlement market	601	444	200	(200)	310	310
Goodwill on purchase of investments	263	287	109	(10)	-	99
Provisions	13,430	13,167	5,734	(1,032)	1,152	5,854
Civil lawsuits	3,142	3,024	1,230	(349)	404	1,285
Labor claims	7,025	6,824	3,010	(599)	690	3,101
Tax and social security obligations	3,263	3,319	1,494	(84)	58	1,468
Legal obligations	1,080	1,110	464	(39)	18	443
Provision related to health insurance operations	955	961	384	(2)	-	382
Other non-deductible provisions	17,412	15,465	6,891	(673)	773	6,991
Reflected in stockholders' equity			**2,748**	**(443)**	**382**	**2,687**
Adjustments to fair value of available for sale securities	3,964	3,990	1,803	(293)	374	1,884
Cash flow hedge	460	760	380	(150)	-	230
Post-employment benefits	1,273	1,255	565	-	8	573
Total [1,2]	**142,264**	**131,489**	**60,464**	**(8,686)**	**11,706**	**63,484**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.
2) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 14,256 (R$ 12,025 at 12/31/2022) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,271 (R$ 1,268 at 12/31/2022), Provision for loan losses of R$ 11,627 (R$ 9,233 at 12/31/2022), Administrative provisions of R$ 71 (R$ 77 at 12/31/2022), Provisions for legal, tax and social security obligations of R$ 322 (R$ 397 at 12/31/2022), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 49 (R$ 79 at 12/31/2022), and Provision for reward program of R$ 325 (R$ 440 at 12/31/2022).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2022	Realization / Reversal	Increase	06/30/2023
Reflected in income	**5,050**	**(1,893)**	**1,850**	**5,007**
Depreciation in excess – finance lease	141	(13)	-	128
Adjustment of deposits in guarantee and provisions	1,439	(92)	81	1,428
Post-employment benefits	17	(11)	22	28
Adjustments to fair value of trading securities and derivative financial instruments	1,527	(1,527)	1,642	1,642
Adjustments of operations carried out on the future settlement market	47	(47)	70	70
Other	1,879	(203)	35	1,711
Reflected in stockholders' equity	**149**	**-**	**73**	**222**
Adjustments to fair value of available for sale securities	144	-	73	217
Post-employment benefits	5	-	-	5
Total (1)	**5,199**	**(1,893)**	**1,923**	**5,229**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 711 (R$ 806 at 12/31/2022) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 346 (R$ 430 at 12/31/2022), Adjustments to fair value of available for sale securities of R$ 29 (R$ 23 at 12/31/2022), Depreciation in excess - finance lease of R$ 125 (R$ 139 at 12/31/2022), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 201 (R$ 198 at 12/31/2022).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2023	11,279	18.4%	550	25.0%	11,829	18.6%	-	-	(361)	6.9%	11,468	19.7%
2024	18,001	29.4%	317	14.4%	18,318	28.9%	-	-	(353)	6.8%	17,965	30.8%
2025	7,485	12.2%	146	6.6%	7,631	12.0%	-	-	(234)	4.5%	7,397	12.7%
2026	6,883	11.2%	240	10.9%	7,123	11.2%	-	-	(163)	3.1%	6,960	11.9%
2027	7,663	12.5%	162	7.4%	7,825	12.3%	-	-	(190)	3.6%	7,635	13.1%
After 2027	9,974	16.3%	784	35.7%	10,758	17.0%	65	100.0%	(3,928)	75.1%	6,895	11.8%
Total	**61,285**	**100.0%**	**2,199**	**100.0%**	**63,484**	**100.0%**	**65**	**100.0%**	**(5,229)**	**100.0%**	**58,320**	**100.0%**
Present Value [1]	**54,398**		**1,937**		**56,335**		**51**		**(4,083)**		**52,303**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future tax able income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 06/30/2023, deferred tax assets not accounted for correspond to R$ 640 (R$ 642 em 12/31/2022) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	06/30/2023	12/31/2022
Taxes and contributions on income payable		4,522	4,700
Other taxes and contributions payable		3,500	3,062
Legal obligations	9b II	3,042	2,895
Total		**11,064**	**10,657**
Current		**7,767**	**7,550**
Non-current		**3,297**	**3,107**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,137 (R$ 1,187 at 12/31/2022) and it are represented by Legal obligations of R$ 950 (R$ 926 at 12/31/2022) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,187 (R$ 261 at 12/31/2022).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A. [1]	Book value 12/31/2022						Changes from 01/01 to 06/30/2023									Balance at 06/30/2023	Equity in earnings of subsidiaries from 01/01 to 06/30/2022
	Book value								Equity in earnings of subisidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria [2]	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued [3]	Net Income / (Loss)	Adjustments to investor criteria [2]	Unrealized results and other	Total [4]	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]		
Subsidiaries																	
In Brazil	**155,547**	**(831)**	**875**	**(51)**	**-**	**155,540**	**-**	**(7,450)**	**16,175**	**137**	**(35)**	**16,277**	**(1,987)**	**442**	**501**	**163,323**	**13,044**
Itaú Unibanco S.A.	129,583	(815)	798	(48)	-	129,518	-	(4,650)	14,311	100	(37)	14,374	(1,981)	342	-	137,603	11,446
Redecard Instituição de Pagamento S.A.	8,749	-	-	(3)	-	8,746	-	-	397	-	1	398	-	(33)	-	9,111	-
Banco Itaucard S.A.	6,580	1	6	-	-	6,587	-	(1,500)	76	-	-	76	-	-	-	5,163	531
Banco Itaú BBA S.A.	3,023	(14)	61	-	-	3,070	-	(600)	508	7	-	515	(5)	38	-	3,018	626
Itaú Corretora de Valores S.A.	2,461	-	10	-	-	2,471	-	-	212	1	-	213	-	(1)	500	3,183	240
Itauseg Participações S.A.	2,304	-	-	-	-	2,304	-	-	351	-	-	351	-	97	-	2,752	-
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,067	(3)	-	-	-	1,064	-	-	29	-	-	29	(1)	(1)	-	1,091	50
Other Participation	1,780	-	-	-	-	1,780	-	(700)	291	29	1	321	-	-	1	1,402	151
Foreign	**7,693**	**1,173**	**-**	**8**	**147**	**9,021**	**(23)**	**(218)**	**886**	**-**	**(7)**	**879**	**(95)**	**76**	**-**	**9,640**	**260**
Banco Itaú Chile	4,198	577	-	10	147	4,932	(23)	(218)	294	-	(9)	285	(17)	62	-	5,021	295
Banco Itaú Uruguay S.A.	2,779	314	-	3	-	3,096	-	-	481	-	1	482	(66)	12	-	3,530	(75)
Other Participation	716	282	-	(5)	-	993	-	-	111	-	1	112	(18)	2	-	1,088	40
Total	**163,240**	**342**	**875**	**(43)**	**147**	**164,561**	**(23)**	**(7,668)**	**17,061**	**137**	**(42)**	**17,156**	**(2,082)**	**518**	**501**	**172,963**	**13,304**

1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (140) (R$ (118) from 01/01 to 06/30/2022) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.
2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
3) Dividends approved and not paid are recorded as Income receivable.
4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (2,537) (R$ (3,237) from 01/01 to 06/30/2022).
5) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 06/30/2023	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,784	137,634	14,311	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	47,034	2,050	348,555,621	-	-	19.38%	19.38%
Banco Itaucard S.A.	3,850	5,163	76	259,874,898,863	1,395,607,888	-	100.00%	100.00%
Banco Itaú BBA S.A.	1,326	3,018	508	4,474,435	4,474,436	-	99.99%	99.99%
Itaú Corretora de Valores S.A.	1,550	3,183	212	32,882,585	970,958	-	99.99%	99.99%
Itauseg Participações S.A.	7,000	10,414	1,330	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	656	1,091	29	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	16,165	18,617	1,120	56,896,856	-	-	26.30%	26.30%
Banco Itaú Uruguay S.A.	573	3,526	481	4,465,133,954	-	-	100.00%	100.00%

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	06/30/2023			12/31/2022			01/01 to 06/30/2023		01/01 to 06/30/2022	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	1,914,379	14,764	157,894	1,795,934	14,275	142,493	(1,485)	12,868	(2,445)	9,080
Redecard Instituição de Pagamento S.A.	107,146	82	51,074	113,895	83	54,780	2	2,052	1	1,504
Banco Itaucard S.A.	14,451	-	2,566	12,760	-	1,104	-	76	(101)	393
Banco Itaú BBA S.A.	3,598	64	301	4,007	62	336	39	547	(48)	575
Itaú Corretora de Valores S.A.	9,973	12	6,412	7,223	15	4,252	-	212	-	239
Itauseg Participações S.A.	11,131	1	24	10,210	-	24	12	1,322	(198)	950
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,249	69	10	1,208	68	3	-	28	(2)	39
Foreign										
Banco Itaú Chile	200,321	14	12,516	206,661	26	14,039	540	1,660	(885)	245
Banco Itaú Uruguay S.A.	37,378	-	2,043	37,368	-	2,506	12	493	(14)	(90)

Note 13 - Fixed assets

Fixed Assets [1]	06/30/2023					12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**6,509**	**(3,617)**	**(182)**	**2,710**	**2,610**
Land		830	-	-	830	845
Buildings and Improvements	4% to 10%	5,679	(3,617)	(182)	1,880	1,765
Other fixed assets		**15,922**	**(11,463)**	**(45)**	**4,414**	**4,453**
Installations and Furniture and equipament	10% to 20%	3,272	(2,494)	(14)	764	822
Data processing systems	20% to 50%	9,637	(7,680)	(31)	1,926	2,004
Other [2]	10% to 20%	3,013	(1,289)	-	1,724	1,627
Total		**22,431**	**(15,080)**	**(227)**	**7,124**	**7,063**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable until 2024.
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intagible from acquisition	Intangible assets					Total
			Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]		
Annual amortization rates		Up to 20%	8%	20%	20%	10% to 20%		
Cost								
Balance at 12/31/2022		**12,157**	**2,355**	**4,932**	**16,088**	**7,617**		**43,149**
Acquisitions		603	-	218	1,906	272		**2,999**
Rescissions / disposals		-	(41)	(6)	(1)	(144)		**(192)**
Exchange variation		(160)	68	(47)	(16)	(37)		**(192)**
Other		-	(8)	(11)	(3)	-		**(22)**
Balance at 06/30/2023		**12,600**	**2,374**	**5,086**	**17,974**	**7,708**		**45,742**
Amortization								
Balance at 12/31/2022		**(8,522)**	**(1,349)**	**(3,371)**	**(6,133)**	**(3,166)**		**(22,541)**
Amortization expenses [2]		(379)	(45)	(210)	(1,180)	(637)		**(2,451)**
Rescissions / disposals		-	22	3	-	114		**139**
Exchange variation		119	(27)	19	10	36		**157**
Other		5	8	1	-	-		**14**
Balance at 06/30/2023		**(8,777)**	**(1,391)**	**(3,558)**	**(7,303)**	**(3,653)**		**(24,682)**
Impairment								
Balance at 12/31/2022		**(1,332)**	**(559)**	**(171)**	**(824)**	**-**		**(2,886)**
Increase	**10h**	-	-	-	(7)	-		**(7)**
Exchange variation		23	(41)	-	-	-		**(18)**
Balance at 06/30/2023		**(1,309)**	**(600)**	**(171)**	**(831)**	**-**		**(2,911)**
Book value								
Balance at 06/30/2023		**2,514**	**383**	**1,357**	**9,840**	**4,055**		**18,149**
Balance at 12/31/2022		**2,303**	**447**	**1,390**	**9,131**	**4,451**		**17,722**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (622) (R$ (1,202) from 01/01 to 12/31/2022) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 1,609 (R$ 1,932 at 12/31/2022).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		06/30/2023			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**06/30/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	06/30/2023	4,925,857,160	1,610,108,080	6,535,965,240	60,485
Residents abroad	06/30/2023	32,433,199	3,235,736,909	3,268,170,108	30,244
Treasury shares (1)	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result of delivery of treasure shares		-	(25,077,613)	(25,077,613)	651
Treasury shares (1)	**06/30/2023**	**-**	**4,191,075**	**4,191,075**	**(109)**
Number of total shares at the end of the period (2)	**06/30/2023**	**4,958,290,359**	**4,841,653,914**	**9,799,944,273**	
Number of total shares at the end of the period (2)	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 06/30/2023:

	06/30/2023	
Cost / Market value	**Common**	**Preferred**
Minimum	-	25.52
Weighted Average	-	26.49
Maximum	-	27.13
Treasury Shares		
Average cost	-	25.98
Market value on the last day of the base date	24.52	28.42

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	06/30/2023
Statutory individual net income	16,365
Adjustments:	
(-) Legal reserve - 5%	(818)
Dividend calculation basis	**15,547**
Minimum mandatory dividend - 25%	3,887
Dividends and Interest on Capital Paid / Accrued	**5,283**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**864**	**(129)**	**735**
Interest on capital - 5 monthly installment paid from February to June 2023	0.0150	864	(129)	**735**
Accrued (Recorded in Other Liabilities – Social and Statutory)		**5,350**	**(802)**	**4,548**
Interest on capital - 1 monthly installment paid on 07/03/2023	0.0150	173	(26)	**147**
Interest on capital - credited on 03/13/2023 to be paid until 08/25/2023	0.2227	2,567	(385)	**2,182**
Interest on capital - credited on 06/07/2023 to be paid until 08/25/2023	0.2264	2,610	(391)	**2,219**
Total - 01/01 to 06/30/2023		**6,214**	**(931)**	**5,283**
Total - 01/01 to 06/30/2022		**4,041**	**(606)**	**3,435**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	06/30/2023	12/31/2022
Capital reserves	**2,270**	**2,477**
Premium on subscription of shares	284	284
Share-based payment	1,985	2,192
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**85,111**	**75,103**
Legal [(1)]	15,889	15,071
Statutory [(2)]	69,222	60,032

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2c I)

	Net income		Stockholders' equity	
	01/01 to 06/30/2023	01/01 to 06/30/2022	06/30/2023	12/31/2022
ITAÚ UNIBANCO HOLDING	**16,365**	**14,462**	**170,577**	**162,100**
Amortization of goodwill	(1)	3	7	8
Hedge in foreign operations	172	(799)	(1,467)	(1,389)
Other	121	513	82	206
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**16,657**	**14,179**	**169,199**	**160,925**

e) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2023	12/31/2022	01/01 to 06/30/2023	01/01 to 06/30/2022
Banco Itaú Chile	6,401	6,291	(337)	(485)
Itaú Colombia S.A.	16	15	-	(1)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	780	752	(65)	(42)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	393	446	54	15
Other	1,635	1,306	(35)	(31)
Total	**9,225**	**8,810**	**(383)**	**(544)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 06/30/2023	01/01 to 06/30/2022
Partner Plan	(109)	(58)
Share-based plan	(237)	(169)
Total	**(346)**	**(227)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 06/30/2023	01/01 to 06/30/2022
	Quantity	Quantity
Opening balance	**48,253,812**	**36,943,996**
New	24,920,268	21,488,000
Delivered	(9,533,753)	(9,226,877)
Cancelled	(710,274)	(582,431)
Closing balance	**62,930,053**	**48,622,688**
Weighted average of remaining contractual life (years)	**2.84**	**2.72**
Market value weighted average (R$)	**21.87**	**22.21**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date

Change in share-based variable compensation

	01/01 to 06/30/2023	01/01 to 06/30/2022
	Quantity	Quantity
Opening balance	**44,230,077**	**36,814,248**
New	21,199,342	21,609,092
Delivered	(17,573,649)	(14,263,138)
Cancelled	(303,410)	(568,571)
Closing balance	**47,552,360**	**43,591,631**
Weighted average of remaining contractual life (years)	**1.27**	**1.41**
Market value weighted average (R$)	**25.68**	**24.82**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING CONSOLIDATED and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties

	ITAÚ UNIBANCO HOLDING				
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	06/30/2023	12/31/2022	01/01 to 06/30/2023	01/01 to 06/30/2022
Interbank investments		**55,966**	**54,220**	**1,714**	**1,571**
Itaú Unibanco S.A. Nassau Branch	3.25% to 7.86%	41,229	40,939	896	1,172
Itaú Unibanco S.A.	13.65%	14,737	13,281	818	399
Securities and derivative financial instruments (assets and liabilities)		**1,368**	**1,066**	**748**	**236**
Investment funds		249	27	631	236
Itaú Unibanco S.A.	CDI + 2.4%	1,119	1,039	80	-
Itaú Unibanco S.A. Nassau Branch		-	-	37	-
Loan operations		**11**	**-**	**(23)**	**-**
Itaú Unibanco S.A.		8	-	-	-
iCarros Ltda.		1	-	(23)	-
Other		2	-	-	-
Deposits		**(77,753)**	**(75,917)**	**(4,838)**	**(4)**
Itaú Unibanco S.A.	100% SELIC	(77,753)	(75,917)	(4,836)	-
Itaú Unibanco S.A. Nassau Branch		-	-	(2)	(4)
Funds from acceptances and issuance of securities		**(14)**	**(377)**	**(1)**	**(4)**
Itaú Unibanco S.A. Nassau Branch	3.25% to 3.7%	(14)	(377)	(1)	(4)
Interbank and Interbranch accounts (assets and liabilities)		**(3,308)**	**(3,241)**	**-**	**-**
Investment funds		(3,308)	(3,241)	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(26,061)**	**(23,403)**	**(72)**	**(5)**
Redecard Instituição de Pagamento S.A.		(21,629)	(20,915)	-	-
Itaú Unibanco S.A. Nassau Branch		(953)	(124)	30	-
Itaú Unibanco S.A.		(3,223)	(1,874)	(105)	-
IUPP S.A.		(183)	(359)	(38)	-
Itaú Seguros S.A.		(83)	(87)	49	-
Other		10	(44)	(8)	(5)

		ITAÚ UNIBANCO HOLDING CONSOLIDATED			
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	06/30/2023	12/31/2022	01/01 to 06/30/2023	01/01 to 06/30/2022
Interbank investments		**1,834**	**3,835**	**1**	**121**
Other	13.65%	1,834	3,835	1	121
Loan operations		**57**	**668**	**19**	**34**
Alpargatas S.A.	1.14% to 6%	14	28	-	-
Dexco S.A.	1.28% to 19.61%	30	623	19	34
Other	1.52% to 18.93%	13	17	-	-
Securities and derivative financial instruments (assets and liabilities)		**5,638**	**6,013**	**371**	**375**
Investment funds		211	230	17	22
CCR S.A.	CDI + 1.2% / 9.76%	1,852	2,138	105	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	945	1,024	65	68
Itaúsa S.A.	CDI + 2% to 2.4%	1,197	1,199	88	76
Águas do Rio 4 SPE S.A.	CDI + 3.5%	704	706	65	99
Águas do Rio 1 SPE S.A.	CDI + 3.5%	270	272	21	28
Aegea Saneamento e Participações S.A.	CDI + 1.8% / 16.76%	69	306	2	82
Other	CDI + 1.35% to 1.71%	390	138	8	-
Deposits		**(2,269)**	**(2,491)**	**(87)**	**(3)**
CCR S.A.	98% to 102.5% CDI	(1,453)	(2,026)	(68)	-
Aegea Saneamento e Participações S.A.	100% CDI	(427)	(11)	(2)	-
Other	75% to 101% CDI	(389)	(454)	(17)	(3)
Deposits received under securities repurchase agreements		**(732)**	**(19)**	**(18)**	**(27)**
CCR S.A.	100% CDI	(125)	-	(1)	-
Other	13.55%	(607)	(19)	(17)	(27)
Funds from acceptances and issuance of securities		**(35)**	**(49)**	**(4)**	**-**
Copagaz – Distribuidora de Gás S.A.	100% CDI	(27)	(49)	(3)	-
Other	100% CDI	(8)	-	(1)	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(590)**	**(136)**	**(63)**	**(20)**
Fundação Itaú Unibanco - Previdência Complementar		(104)	(81)	17	15
Olímpia Promoção e Serviços S.A.		(4)	(4)	(27)	(30)
FUNBEP - Fundo de Pensão Multipatrocinado		(829)	(196)	(48)	(14)
Other		347	145	(5)	9
Rent		**-**	**-**	**(16)**	**(16)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(15)	(15)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(1)	(1)
Sponsorship		**19**	**28**	**(9)**	**(12)**
Associação Cubo Coworking Itaú		19	28	(9)	(12)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 174, Liabilities of R$ (6,907) and Result of R$ (60) (R$ 162, R$ (6,427) at 12/31/2022 and R$ (1) from 01/01 to 06/30/2022, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,602) (R$ (1) from 01/01 to 06/30/2022) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 06/30/2023	01/01 to 06/30/2022
Fees	(377)	(320)
Profit sharing	(139)	(121)
Post-employment benefits	(4)	(4)
Share-based payment plan	(78)	(42)
Total	**(598)**	**(487)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The fair value is a measurement based on the market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

The methods and assumptions used to estimate the fair value are defined below:

- **Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities and Derivative financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	06/30/2023				12/31/2022			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**183,252**	**256,064**	**29**	**439,345**	**126,353**	**242,077**	**11**	**368,441**
Government securities - Brazil	**167,456**	**5,956**	**-**	**173,412**	**110,204**	**5,896**	**-**	**116,100**
Financial treasury bills	13,984	-	-	13,984	9,624	-	-	9,624
National treasury bills	69,705	-	-	69,705	29,130	-	-	29,130
National treasury notes	82,717	5,956	-	88,673	70,742	5,896	-	76,638
Brazilian external debt bonds	1,050	-	-	1,050	708	-	-	708
Government securities - abroad	**7,976**	**-**	**-**	**7,976**	**4,662**	**-**	**-**	**4,662**
Corporate securities	**7,820**	**17,610**	**29**	**25,459**	**11,487**	**19,714**	**11**	**31,212**
Shares	1,941	-	-	1,941	4,167	16	-	4,183
Rural product note	-	15	-	15	-	-	-	-
Bank deposit certificates	-	70	-	70	-	204	-	204
Real estate receivables certificates	130	367	-	497	-	669	-	669
Fund quotas	**276**	**13,663**	**-**	**13,939**	**954**	**14,049**	**-**	**15,003**
Credit rights	-	10,268	-	10,268	-	11,155	-	11,155
Fixed income	-	2,997	-	2,997	-	2,195	-	2,195
Variable income	276	398	-	674	954	699	-	1,653
Debentures	2,369	1,166	24	3,559	2,503	1,351	7	3,861
Eurobonds and other	2,559	-	5	2,564	3,863	-	4	3,867
Financial bills	-	1,389	-	1,389	-	2,001	-	2,001
Promissory and commercial notes	-	291	-	291	-	353	-	353
Other	545	649	-	1,194	-	1,071	-	1,071
PGBL / VGBL fund quotas	**-**	**232,498**	**-**	**232,498**	**-**	**216,467**	**-**	**216,467**
Available for sale securities	**148,716**	**110,435**	**1,990**	**261,141**	**122,246**	**95,179**	**859**	**218,284**
Government securities - Brazil	**68,674**	**888**	**100**	**69,662**	**55,226**	**986**	**111**	**56,323**
Financial treasury bills	20,915	-	-	20,915	13,061	-	-	13,061
National treasury bills	19,868	-	-	19,868	13,663	-	-	13,663
National treasury notes	21,723	888	-	22,611	23,455	986	-	24,441
National treasury / securitization	-	-	100	100	-	-	111	111
Brazilian external debt bonds	6,168	-	-	6,168	5,047	-	-	5,047
Government securities - abroad	**61,242**	**-**	**-**	**61,242**	**53,543**	**-**	**-**	**53,543**
Corporate securities	**18,800**	**109,547**	**1,890**	**130,237**	**13,477**	**94,193**	**748**	**108,418**
Shares	609	16,555	155	17,319	407	10,800	137	11,344
Rural product note	-	39,553	119	39,672	-	29,221	48	29,269
Bank deposit certificates	12	40	-	52	551	150	13	714
Real estate receivables certificates	172	2,464	138	2,774	-	2,817	149	2,966
Fixed income fund quotas	-	13	-	13	-	-	-	-
Debentures	13,928	37,729	1,478	53,135	9,029	38,556	401	47,986
Eurobonds and other	3,060	1,073	-	4,133	3,490	1,361	-	4,851
Financial bills	-	829	-	829	-	909	-	909
Promissory and commercial notes	-	9,792	-	9,792	-	8,477	-	8,477
Other	1,019	1,499	-	2,518	-	1,902	-	1,902
Other receivables - Sundry	**-**	**1,577**	**85**	**1,662**	**-**	**1,335**	**40**	**1,375**
Other liabilities - Sundry	**-**	**794**	**25**	**819**	**-**	**583**	**-**	**583**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2023				12/31/2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**8**	**72,236**	**529**	**72,773**	**29**	**77,646**	**666**	**78,341**
Swap contracts – Adjustment receivable	-	43,387	511	43,898	-	46,478	631	47,109
Option contracts	1	11,261	1	11,263	-	23,825	29	23,854
Forward contracts	-	6,484	17	6,501	-	330	6	336
Credit derivatives	-	319	-	319	-	491	-	491
NDF - Non Deliverable Forward	-	9,871	-	9,871	-	6,140	-	6,140
Other derivative financial instruments	7	914	-	921	29	382	-	411
Liabilities	**(152)**	**(67,387)**	**(488)**	**(68,027)**	**(186)**	**(77,758)**	**(568)**	**(78,512)**
Swap contracts – Adjustment payable	-	(39,278)	(469)	(39,747)	-	(38,900)	(560)	(39,460)
Option contracts	-	(13,761)	(2)	(13,763)	-	(31,141)	(2)	(31,143)
Forward contracts	-	(6,252)	-	(6,252)	-	(63)	-	(63)
Credit derivatives	-	(295)	-	(295)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(7,648)	-	(7,648)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(152)	(153)	(17)	(322)	(186)	(424)	(6)	(616)

In all periods, there was no significant transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2022	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 06/30/2023	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**11**	**(4)**	**-**	**3**	**(1)**	**20**	**29**	**(5)**
Corporate securities	**11**	**(4)**	**-**	**3**	**(1)**	**20**	**29**	**(5)**
Debentures	7	(3)	-	-	-	20	24	(5)
Eurobonds and other	4	(1)	-	3	(1)	-	5	-
Available for sale securities	**859**	**(207)**	**(172)**	**347**	**(136)**	**1,299**	**1,990**	**(1,017)**
Government securities - Brazil	**111**	**(10)**	**(1)**	**-**	**-**	**-**	**100**	**20**
Corporate securities	**748**	**(197)**	**(171)**	**347**	**(136)**	**1,299**	**1,890**	**(1,037)**
Shares	137	9	10	9	(10)	-	155	(45)
Rural product note	48	(25)	(51)	47	(33)	133	119	(63)
Bank deposit certificate	13	(13)	-	-	-	-	-	-
Real estate receivable certificate	149	(13)	2	-	-	-	138	(58)
Debentures	401	(155)	(132)	291	(93)	1,166	1,478	(871)
Other receivables - Sundry	**40**	**31**	**-**	**2**	**(2)**	**14**	**85**	**85**

	Fair value at 12/31/2022	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 06/30/2023	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**666**	**(79)**	**-**	**113**	**(93)**	**(78)**	**529**	**479**
Swap contracts – Adjustment receivable	631	(49)	-	94	(87)	(78)	511	493
Option contracts	29	(31)	-	9	(6)	-	1	(14)
Forward contracts	6	1	-	10	-	-	17	-
Derivative financial instruments - Liabilities	**(568)**	**114**	**-**	**(120)**	**7**	**79**	**(488)**	**(229)**
Swap contracts – Adjustment payable	(560)	115	-	(109)	6	79	(469)	(228)
Option contracts	(2)	-	-	(1)	1	-	(2)	(1)
Other derivative financial instruments	(6)	(1)	-	(10)	-	-	(17)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		06/30/2023		12/31/2022	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(1.0)	(0.3)	(2.2)	(0.1)
	II	(25.1)	(9.7)	(54.9)	(4.3)
	III	(50.4)	(19.3)	(109.2)	(8.5)
Commodities, Indexes and Shares	I	(7.7)	-	(6.7)	-
	II	(15.4)	-	(13.4)	-
Nonlinear	I	(1.6)	-	(24.8)	-
	II	(2.2)	-	(37.8)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	06/30/2023		12/31/2022	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil Deposits	136,749	136,749	115,748	115,748
Money market	214,379	214,379	220,128	220,128
Interbank deposits	53,309	54,197	59,481	59,757
Held to maturity securities	159,042	155,889	169,487	163,997
Loan, lease and other credit operations	897,103	903,057	906,100	907,504
(Provision for loan losses)	(53,618)	(53,618)	(53,125)	(53,125)
Liabilities				
Deposits	923,281	923,285	871,438	871,370
Deposits received under securities repurchase agreements	343,474	343,474	320,517	320,517
Funds from acceptances and issuance of securities	289,836	290,772	256,495	257,123
Borrowings and onlending	102,436	102,439	115,441	115,427
Subordinated debts	44,184	42,865	54,540	53,287
Allowance for financial guarantees provided and loan commitments	3,716	3,716	3,465	3,465

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 06/30/2023	01/01 to 06/30/2022
Net income attributable to owners of the parent company	**16,657**	**14,179**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(110)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**16,442**	**13,963**
Common	8,322	7,066
Preferred	8,120	6,897
Total net income available to equity owners:		
Common	8,431	7,176
Preferred	8,226	7,003
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,837,567,276	4,838,833,377
Basic earnings per share – R$		
Common	1.70	1.45
Preferred	1.70	1.45

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 06/30/2023	01/01 to 06/30/2022
Net income available to preferred equity owners	**8,226**	**7,003**
Dividends on preferred shares after dilution effects	46	27
Net income available to preferred equity owners considering preferred shares after the dilution effect	**8,272**	**7,030**
Net income available to ordinary equity owners	**8,431**	**7,176**
Dividend on preferred shares after dilution effects	(46)	(27)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**8,385**	**7,149**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,891,767,691	4,875,507,563
Preferred	4,837,567,276	4,838,833,377
Incremental as per share-based payment plans	54,200,415	36,674,186
Diluted earnings per share – R$		
Common	1.69	1.44
Preferred	1.69	1.44

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard;

Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	06/30/2023	06/30/2022
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	10.34% p.a.	9.46% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Fixed income securities	**20,987**	**20,684**	**94.1%**	**94.4%**
Quoted in an active market	20,368	20,102	91.3%	91.7%
Non quoted in an active market	619	582	2.8%	2.7%
Variable income securities	**590**	**515**	**2.7%**	**2.3%**
Quoted in an active market	578	508	2.6%	2.3%
Non quoted in an active market	12	7	0.1%	-
Structured investments	**141**	**138**	**0.6%**	**0.6%**
Non quoted in an active market	141	138	0.6%	0.6%
Real estate	**514**	**527**	**2.3%**	**2.4%**
Loans to participants	**77**	**69**	**0.3%**	**0.3%**
Total	**22,309**	**21,933**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to Group companies, with a fair value of R$ 411 (R$ 420 at 12/31/2022).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

06/30/2023		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		**1,090**	**(980)**	**(189)**	**(79)**	**(22)**	**(2)**	**(24)**	**(41)**	**(144)**
1 - Cost of current service		-	(14)	-	(14)	-	-	-	-	(14)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest [1]		1,090	(966)	(189)	(65)	20	(2)	18	(41)	(88)
4 - Other expenses [2]		-	-	-	-	(42)	-	(42)	-	(42)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(6)**	**(11)**	**(19)**	**(36)**	**-**	**-**	**-**	**-**	**(36)**
5 - Effects on asset ceiling		-	-	(19)	(19)	-	-	-	-	(19)
6 - Remeasurements		-	(8)	-	(8)	-	-	-	-	(8)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [3]		-	(8)	-	(8)	-	-	-	-	(8)
7 - Exchange variation		(6)	(3)	-	(9)	-	-	-	-	(9)
Other (8+9+10)		**(708)**	**838**	**-**	**130**	**-**	**-**	**-**	**93**	**223**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(838)	838	-	-	-	-	-	93	93
10 - Contributions and investments from sponsor		130	-	-	130	-	-	-	-	130
Amounts at end of the period		22,309	(19,790)	(3,942)	(1,423)	398	(44)	354	(797)	(1,866)
Amount recognized in Assets	10a				33			354	-	387
Amount recognized in Liabilities	10d				(1,456)			-	(797)	(2,253)

12/31/2022		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		**1,995**	**(1,845)**	**(308)**	**(158)**	**(36)**	**-**	**(36)**	**(246)**	**(440)**
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest [1]		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses [2]		-	-	-	-	(75)	-	(75)	-	(75)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(447)**	**596**	**(171)**	**(22)**	**9**	**(40)**	**(31)**	**25**	**(28)**
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan [3]		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		**(1,527)**	**1,651**	**-**	**124**	**-**	**-**	**-**	**151**	**275**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at end of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	10a				33			378	-	411
Amount recognized in Liabilities	10d				(1,471)			-	(849)	(2,320)

1) Corresponds to the amount calculated on 01/01/2023 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.34% p.a.(On 01/01/2022 the rate used was 9.46% p.a.).

2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2023	01/01 to 06/30/2023	01/01 to 06/30/2022
Retirement plan - FIU	39	26	26
Retirement plan - FUNBEP	85	88	7
Total [1]	**124**	**114**	**33**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2023	2024	2025	2026	2027	2028 to 2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		**1,988**	**1,937**	**1,884**	**1,947**	**1,982**	**10,469**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table						
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., – Grand Cayman Branch, Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 06/30/2023	01/01 to 06/30/2022
Foreign branches [1]	679	1,228
Latin America consolidated	2,310	1,245
Other foreign companies	(662)	(1,774)
Foreign consolidated [1]	2,069	(2)

1) Itaú Unibanco S.A. Branch - Grand Cayman Branch merged into Itaú Unibanco S.A. - Nassau Branch on October 18, 2022.

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulatory and Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 06/30/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 895 (R$ 734 at 12/31/2022), an increase over the previous year due reduction of the diversification effect.

The document "Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

V - Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

- Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

- Credit risk.

- Market risk.

- Liquidity risk.

- Operating risk.

These risks are managed independently, according to their special characteristics.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored byITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	06/30/2023	12/31/2022
Available capital (amounts)		
Common Equity Tier 1	155,372	147,781
Tier 1	173,670	166,868
Total capital (PR)	192,828	185,415
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,274,840	1,238,582
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	12.2%	11.9%
Tier 1 ratio (%)	13.6%	13.5%
Total capital ratio (%)	15.1%	15.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.00%	1.00%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%

At 06/30/2023 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,470 (R$ 18,336 at 12/31/2022) and the amount of subordinated debt that makes up Tier II capital is R$ 18,818 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 15.1% at 06/30/2023, an increase of 0.1 p.p. compared to 12/31/2022, due to the result for the period and prudential and equity adjustments, partially offset by the increase of Risk-Weighted Assets.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 90,841 (R$ 86,328 at 12/31/2022), well above the ACP of R$ 44,619 (R$ 43,350 at 12/31/2022), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2023, fixed assets ratio reached 20.0% (19.9% at 12/31/2022), showing a surplus of R$ 57,779 (R$ 55,748 at 12/31/2022).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach.

- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.

- RWA_{OPAD}= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	06/30/2023	12/31/2022
Credit Risk - standardized approach	**1,146,946**	**1,118,752**
Credit risk (excluding counterparty credit risk)	1,040,381	1,016,137
Counterparty credit risk (CCR)	42,783	40,222
Of which: standardized approach for counterparty credit risk (SA-CCR)	30,115	25,361
Of which: other CCR	12,668	14,861
Credit valuation adjustment (CVA)	6,419	7,695
Equity investments in funds - look-through approach	6,805	8,002
Equity investments in funds - mandate-based approach	-	104
Equity investments in funds - fall-back approach	1,597	1,461
Securitisation exposures - standardized approach	3,711	4,408
Amounts below the thresholds for deduction	45,250	40,723
Market Risk	**26,592**	**23,240**
Of which: standardized approach (RWA_{MPAD})	33,240	29,050
Of which: internal models approach (RWA_{MINT})	21,818	23,097
Operational Risk	**101,302**	**96,590**
Total	**1,274,840**	**1,238,582**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	06/30/2023	12/31/2022
Permanent foreign investments	76,936	76,049
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(45,821)	(46,851)
Net foreign exchange position	**31,115**	**29,198**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 06/30/2023	01/01 to 06/30/2022
Regulatory non-recurring results	**(173)**	**(592)**
Result on the partial sale of XP Inc. shares	(122)	(123)
Voluntary severance program	-	(757)
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	239
Income form a installment of the debt of the State of Paraná	315	-
Banestado debt provision	(129)	-
Judicial settlement in pens	(125)	-
Other	(112)	49

e) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

f) "Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING CONSOLIDATED incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure the safety of its employees and clients.

g) Subsequent Event

Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023 after the required regulatory approvals.

Public offering for the acquisition of Banco Itaú Chile

Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by Banco Itaú Chile (ITAÚ CHILE), including those in the form of American Depositary Shares (ADS), in Chile and the United States of America.

Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE's capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through the controlled company ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE's capital.

The effective acquisitions occurred on July 08, 2023 and the financial settlements on July 13, 2023 for the amount of R$ 119 (CLP 19,617 millions).

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2023

The Audit Committee ("Committee") is a statutory body reporting to the Board of Directors ("Board") and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/. It is currently made up of six effective independent members, one of whom is a Board member, elected in accordance with the criteria established in the regulations of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Sarbanes-Oxley Act ("SOX"), and the New York Stock Exchange ("NYSE") rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs). Maria Helena dos Santos Fernandes de Santana was sworn in as the Committee chairwoman, replacing Gustavo Jorge Laboissière Loyola, who left the Committee on June 1, 2023. On that same date, Fernando Barçante Tostes Malta took office as a Committee member. Ricardo Baldin meets the requirement that at least one of the Committee members have the expertise to qualify as a financial expert.

The Committee is the one and the same for institutions authorized to operate by the Central Bank of Brazil ("BACEN") and for companies supervised by the Superintendence for Private Insurance ("SUSEP") that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries ("Conglomerate"). With respect to its operations, the Committee complies with the regulatory requirements of the CMN, CNSP, the Brazilian Securities and Exchange Commission ("CVM") and those requirements applicable to FPIs. It is responsible for overseeing internal control and risk management processes, the activities carried out by the Internal Audit ("IA") function and the independent auditors of the Conglomerate.

The Committee's oversight process is based on information received from Management, presentations submitted by the different officers of the business areas and support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls and compliance, as well as on its own direct observation analysis.

Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, overseeing corporate internal controls and ensuring compliance with legal and regulatory requirements.

The Internal Audit's mission is to ascertain the quality and compliance with internal control, risk and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports.

PricewaterhouseCoopers Auditores Independentes ("PwC") is responsible for the independent audit of the parent company's and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements present fairly, in all material respects, the parent company's and consolidated financial position of the Conglomerate and the separate and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board ("IASB"). PwC is also responsible for auditing, in this and the two preceding years, the financial statements of the Prudential Conglomerate and Integrated Report. These auditors must also issue an annual opinion on the quality and effectiveness of the internal controls over financial reporting, in accordance with the Securities and Exchange Commission ("SEC").

Ernst & Young Auditores Independentes ("EY") is responsible for the independent audit of the financial statements of the Conglomerate's group companies and of the Itaú Paraguay Group, prepared in accordance with local and Brazilian accounting practices.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2023

Committee's Activities

The annual planning of the Committee's work is carried out in the beginning of each year, factoring in the main products and processes related to the Conglomerate's business areas and support departments, as well as their potential impacts on the financial statements and internal control and risk management systems, being regularly reviewed as activities progress.

In fulfilling its duties, the Committee engaged in the following, among other, activities during the period:

Ensure the operation, independence and quality of the work of the Internal Audit:

Monthly meetings were held with the Executive Internal Audit Officer ("DEAI") and the departments that make up the Conglomerate's Internal Audit function, aimed to monitor the execution of the planning and proposed changes, the results of the work undertaken, main reports issued, conclusions and recommendations. The Internal Audit submitted the 2022 Annual Internal Audit Report to the Committee, as well as the organization independence statement, in compliance with the International Standards on Internal Audit for professional practice of The Institute of Internal Auditor for fiscal year 2022.

The Committee became aware of the progress of the execution of the Internal Audit project named Exponential Audit and the review of the method of operation and methodology of joint action (combined assurance) of the Internal Audit and the Operational Risk Office ("DRO").

Ensure the operation, independence and quality of the Independent Auditors:

A regular communication channel with the independent auditors is in place to discuss the scope, planning and results of their work, points for attention and significant accounting issues. Issues related to the closing of the internal control audit SOX 2022, the SOX 2022 Certification, IFRS/SEC (20F) and the independent auditor's evaluation of the quality and adequacy of internal control systems were submitted to and discussed with the Committee. The independent auditor of the Conglomerate and the auditor in charge of the independent audit of group companies submitted the material aspects of the audit of the parent company's financial statements of the group companies and the consolidated financial statements of Itau Unibanco in accordance with generally accepted accounting principles in Brazil ("BRGAAP") and International Financial Reporting Standards ("IFRS") for the six-month period ended June 30, 2023. They have also informed the Committee that, during the audit of the financial statements, they did not identify any issues that could have had a material impact on regulatory capital, other regulatory indicators or on the information provided to regulators.

As part of its duties, the Committee submitted to the Board the result of the negotiation process for the Conglomerate Independent Auditor fees for 2023, as well as it carried out the annual evaluation of PwC and EY. PwC and EY submitted to the Committee the audit planning and the technical team to be allocated to the independent audit of the Conglomerate in 2023, and compliance with the requirements for approval in the certification exam and minimum workload for participation in the continuing education program for professionals with managerial functions. A review was carried out by the Internal Auditors on the adequacy of the procedures adopted for hiring independent auditors to perform other non-audit services.

Ensure the quality and integrity of the Financial Statements:

The main criteria adopted in the preparation of the financial statements and notes thereto, the management report and the report of the independent auditors, were submitted in advance to the Committee by the Management, independent auditors, and the Internal Audit. Meetings were held with the Legal and Corporate Matters department ("AJAC") to monitor any legal contingencies, with the officers responsible for monitoring the accounting processing control environment, and with the Finance department on the update of significant accounting and regulatory matters in connection with the preparation of the financial statements.

The Financial Control Office ("DCF") and the Internal Audit submitted to the Committee an analysis of the Allowance for Loan Losses ("ALL"). Meetings were held with the Credit and Individual and Corporate Recovery Offices to monitor risk control and management environment, with the Assets and Guarantee Products Office to monitor the environment and guarantee control management,

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2023

Ensure the quality and integrity of the Financial Statements:

and with the Credit Risk and Modeling Office ("DRCM") to monitor credit risk and models.

Through meetings with the Financial Control Office ("DCF"), the Committee also monitored the preparation and disclosure of Itaú Unibanco's consolidated financial statements, prepared in accordance with Brazilian accounting principles and IFRS standards, and monitored Itaú Unibanco's budget and the MD&A report.

Ensure compliance with legal and regulatory requirements:

The Committee has monitored processes to check the Management's compliance with legal and regulatory requirements and internal rules and regulations through its interactions with the independent and internal audit teams and the risk department. The Committee also held meetings with the Central Bank's Banking Supervision Department ("BACEN/DESUP"), at which matters in progress in connection with the verification of regulatory issues were discussed. A meeting with the DCF was held to monitor the provisions of Resolution CMN No. 4,966/21 implementation plan.

The Corporate Supervision Office ("DSC") informed the Committee that it identified no incidents that fell into the materiality criteria defined in internal policy RG-16, which sets forth rules for receiving and addressing information related to any non-compliance with regulatory provisions and frauds or errors in Internal Controls, Accounting and Auditing (Global), with respect to errors or frauds reported by members of the Board of Directors, statutory committees and the Board of Officers, employees and third parties. In the case of complaints or public information reported, the Committee, when it deems applicable, requests the intervention of the Internal Audit, formalizing its request and the minimum procedures expected for investigation, if applicable.

On March 24, 2023, PwC issued the Independent Auditors Report on the quality and adequacy of the internal control system and non-compliance with legal and regulatory provisions, prepared in connection with the review of the financial statements as of December 31, 2022, stating that, as a result of procedures applied, it did not identify any significant deficiencies in internal controls or non-compliance with legal and regulatory provisions that needed to be reported.

Ensure compliance with legal and regulatory requirements – Anti-Money Laundering (AML), Counter-Terrorism Financing (CTF) and frauds:

During the period, meetings were held with the Internal Audit, the Corporate Compliance and Anti-Money Laundering Office ("DCCPLD"), the Corporate Security Office ("DRO") and the Corporate Security Office ("DSC") in order to monitor any anti-money laundering/counter-terrorism financing ("AML/CTF") and fraud activities in Brazil and Foreign Units ("FUs"). The DRO forwarded to the Committee the Report on the effectiveness of Internal Controls on Anti-Money Laundering and Counter-Terrorism Financing for 2022, in which it evidences its assessment of the effectiveness of the AML/CFT controls of Itaú Unibanco prudential conglomerate.

Ensure the quality and effectiveness of internal control and risk management systems:

Bimonthly meetings are held with the Chief Risk Officer ("CRO") to monitor the control environment and the risk department strategy and management. At meetings held with the internal control, operational risk, technology department ("TD"), compliance, corporate security and internal audit departments and the business areas, the Committee has monitored significant aspects involving the quality and effectiveness of the Conglomerate's current internal control, risk and capital management systems in place. Meetings were also held with the executives in charge of the different business areas and products departments to monitor the control environment and risk management. The DRO submitted to the Committee the status of the issues reported in the Effectiveness Report of the Central Bank of Brazil issued in March 2023.

Quarterly meetings were held with the DSC to discuss the information security ("IS") and cyber security environment locally and in the foreign units, and also with the Credit Risk and Modeling Office ("DRCM") for risk appetite monitoring purposes. In compliance with CMN Resolutions No.

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2023

4,893, BACEN Resolution No. 85 and CVM Resolution No. 35, the DSC has issued the Annual Report on Significant cybersecurity Incidents for fiscal year 2022.

Quarterly meetings were also held with the technology department to monitor the evolution of the control environment and information technology risk management. The Committee has monitored the implementation and performance of PIX and Open Finance.

The Committee also monitors the governance of the Conglomerate's environmental and social risk management in connection with environmental, social and climate risks through regular meetings held with the DCCPLD, DRCM and the Sustainability department.

The Committee attends the meetings held by the Risk and Capital Management Committee, with the presence of its Chairperson in the capacity of observer, in order to monitor activities and ensure coordination with the Committee's actions.

Draw up the Regulation to govern its operation and monitor the Committee's obligations included in the Conglomerate's regulations and policies:

The Committee annually reviews the Charter that governs its operations, and submits possible changes for the Board's approval. The Committee's corporate policies and rules, updated in the period, were reviewed and approved.

Regulators:

The Committee was informed about the outcomes of the regulators' inspections and findings and the corresponding management's responses, receiving information from the Internal Audit and the Compliance departments about the follow-up of the issues raised by regulators in Brazil and in foreign units. Meetings were held with the supervisors from BACEN/DESUP and the Central Bank's Conduct Supervision Department ("BACEN/DECON"), at which the issues raised by regulators and the main matters being monitored by the Committee were discussed.

Internal Ombudsman's Office and Client Relations:

Meetings were held with BACEN/DECON and the business areas and support, legal department and the Internal Ombudsman's Office to monitor the control environment and the progress of client-impacting issues, including discussions on the Client Relations Policy, client complaint indicators in the many channels of communication and corresponding management's response actions. The Committee was able to learn about the activities being carried out by the Internal Ombudsman's Office to serve clients, with the presentation of this department's projects, expectations and main points for attention. The Semi-Annual Report on its performance in the second half of 2022, which was prepared in accordance with regulatory requirements of the Central Bank of Brazil, CVM and group companies, was also discussed. The Committee has monitored the progress of ongoing actions to address any misconduct in terms of client relations.

Foreign Units, Subsidiaries and Associates

The Committee held meetings with executives from investees, the Internal Audit function and the Corporate Compliance and Anti-Money Laundering Office ("DCCPLD"), as well as with the officers of the Risk, Proprietary Business and Legal Wholesale departments, aimed to monitor the governance process in investees and partnerships. With respect to foreign unites, the Committee held meetings with local executives, CROs, Heads of the Internal Audit function and members of the Audit Committees of different foreign units, as well as with those in charge of these business at the head office, aimed to discuss operations, risk management and internal controls, with special attention on some issues that could have a more significant impact on the Conglomerate. Regular joint meetings with the Internal Audit, DCCPLD and DRO are held to monitor the control and risk management environment, including AML/CTF activities at foreign units.

The Committee also monitored the operations of the different Audit Committees in view of the internal policies about their composition, quorum, and frequency of meetings and agenda of operations.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2023

Obligations included in the Conglomerate's Regulations and Policies:
The Committee's members analyzed the Corporate Policies being updated, submitted by the DCCPLD, and reviewed their content, proposing changes and checking for any adjustments made by the Offices in charge. In compliance with its duties, the Committee gathered information and held meetings with the DCCPLD to monitor the execution of the 2023 planning and the presentation of indicators of the Corporate Integrity and Ethics Program and the Corporate Policy for the Prevention of Unlawful Acts. It also held meetings with the DSC to oversee the risk management strategy and corresponding processes and internal controls, as well as to monitor the Conglomerate's information security projects and assess fraud prevention indicators. The Committee also analyzed the Compliance Report – CMN Resolution No. 4,595/2017 – Base Year 2022, reviewing its content and resolving on its approval.

Assess management's compliance with the recommendations made by the Committee:
At the meetings held with the CEO and Board's Co-chairpersons, the Committee monitors compliance with previously-made recommendations, and validated that these recommendations have been made.

Set up and disclose procedures for receiving and handling information on non-compliance with legal and regulatory provisions and internal regulations and codes:
Procedures for receiving and handling complaints are widely disclosed on the Conglomerate's website and through other disclosure actions carried out by the Conglomerate. The Committee's members analyzed the Whistleblowing Channel Report (CMN Resolution No. 4,859/20) – 2nd Half of 2022, reviewing its content and resolving on its approval. The Internal Audit submitted the assessment made on the integrity of the Whistleblowing Channel Report. The Committee oversees the Corporate Anti-Corruption Policy and Handling of Complaints Received based on information gathered and submitted by the DSC and other mechanisms available.

Meet the supervisory council, board of officers and board of directors to discuss the policies, practices and procedures identified within the scope of their duties, and recommend to management changes to or improvements in policies, practices and procedures identified within the scope of its duties:
Regular reports on the Committee's activities were submitted to the Board and quarterly meetings were held together with the Board Co-chairpersons and the CEO of Itaú Unibanco Holding S.A. to discuss significant issues arising from the performance of their duties. The Committee meets the Supervisory Council on a quarterly basis.

To carry out the activities and procedures described above, the Committee held a total of 155 meetings over 30 days in the period from February 15 to July 31, 2023, duly formalized in minutes, with the attendance of independent auditors, internal auditors, supervisors in charge of corporate risks and Corporate Compliance, and executives from the Conglomerate's administrative, financial, information technology departments and business areas. In that same period, 13 meetings were held with the exclusive attendance of Committee's members, aimed at addressing matters such as work planning, assessments of the independent audit and second line of defense areas, preparation of reports required by regulators, reviews and approval of Corporate Policies and the Whistleblowing Channel Report, review of the Annual General Stockholders' Meeting (AGM) manual, review of the Form 20F (SEC), discussion of material topics and other administrative activities.

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2023

The Committee Financial Expert acts in the capacity of observer at the meetings of the Accounting Standards and Policies Council. Committee members participate in meetings of the Superior Balance Sheet Closing Committee.

During the period, the Committee carried out its annual self-evaluation aimed at checking compliance with the rules issued by Brazilian and U.S. regulators and the best practices on the organization and operation of audit committees.

While carrying out its activities, the Committee did not identify any incidents of fraud or non-compliance with laws and regulations or errors in internal controls, accounting and auditing that could compromise the continuity of the Conglomerate's business.

Conclusions

Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period ended June 30, 2023:

- the internal control systems, the compliance policy and the risk and capital management structures are appropriate, considering the size and complexity of the Conglomerate and its approved risk appetite. Compliance with the provisions in current regulation was monitored, with evidence of any detected deficiencies;
- the coverage and quality of the Internal Audit work are good enough, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of any detected deficiencies. It operates with reasonable independence;
- the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including compliance with the rules issued by CMN and Central Bank of Brazil, as well as with the international accounting standards issued by IASB; and
- the information provided by PricewaterhouseCoopers Auditores Independentes (PwC) is fair, including that regarding the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of any detected deficiencies, on which the Committee bases its recommendations on financial statements. No situation has been identified that could impair the objectivity and independence of the Independent Auditors.

Based on the work and assessments undertaken and taking into consideration the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2023.

São Paulo, August 7, 2023.

Audit Committee

Maria Helena dos Santos Fernandes de Santana - Chairwoman

Alexandre de Barros

Fernando Barçante Tostes Malta

Luciana Pires Dias

Rogério Carvalho Braga

Ricardo Baldin (Financial Expert)

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2023 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2023, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our six-month period ended June 30, 2023 audit.

These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for Loan Losses
(Notes 2 (b) III, 2 (c) VIII e 6)

The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves a number of assumptions and factors, including the counterparty's risk evaluation, the expected future cash flows, the estimated amounts of recovery and measurement of guarantees.

The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.

Furthermore, management regularly reviews the judgments and estimates used in determining the Provision for Loan Losses.

Considering the matters mentioned above, this continued to be an area of focus in our audit.

Our audit procedures considered, among others:

- Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements.

- For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the expected future cash flows and the estimates of recovery of overdue receivables.

- For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates.

- For selected data inputs for these models, and, when available and in a sample basis, compared the data and assumptions used with market information.

We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) II, 2 (c) V, 2 (c) VI, 5 and 17)

The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve Management's assumptions for their valuation.

In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

Our audit procedures consider, among others:

- Tests of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.
- With the support of our specialists, we analyzed the main methodologies used to fair value these financial instruments and the assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.

We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements.

Information technology environment

The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities remotely

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements.

The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of technology infrastructure.

Why it is a Key Audit Matter	How the matter was addressed in the audit
(home office), which caused the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2 (b) VII, 2 (c) XVI and 9)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording, and disclosing the provisions and contingent liabilities required items, we continue to consider this an area of audit focus.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate.

Other matters

Statements of added value

The parent company and consolidated statements of added value for the six-month period ended on June 30, 2023, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of added value". In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error,

and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the half-year ended June 30, 2023 and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, August 7, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2023 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), August 07, 2023.

IGOR BARENBOIM
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344.902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of June 30, 2023.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

This file includes:

. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders' Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;
. Summary of The Audit Committee Report;
. Report of Independent Auditors;
. Opinion of the Fiscal Council.

The statements referred to were disclosed on August 07, 2023, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Maria Helena dos Santos Fernandes de Santana
Chairman of the Audit Committee

Arnaldo Alves dos Santos
Accountant